

Notice of Annual Meeting of
Shareholders and Proxy Statement

2025

Our Mission is to enable our customers to make the world
Healthier, Cleaner and Safer














ThermoFisher
SCIENTIFIC

Our Mission is to enable our customers to make the world

Healthier

We make a positive impact on human health by providing our customers with advanced technologies and expertise to deliver breakthrough medicines and diagnostics that improve lives worldwide.
Our customers rely on us to help them achieve the impossible.

Cleaner

We empower our customers with the tools to understand and address climate change, develop greener technologies and to help ensure the quality of air and water that sustains all life. As their partner, we are working with our customers to preserve our planet for future generations.

Safer

From products that detect contamination in food, to instruments that help solve crimes and identify potential threats, we provide the solutions that enable our customers to protect our communities. Together, we are determined to create a safer world.



From our Chairman, President and CEO





I am very proud of what we continue to achieve as we deliver value for all of our stakeholders, and I am very excited about what lies ahead of us."

Dear Shareholder,

Thank you for your support of Thermo Fisher Scientific. I am very proud of what we continue to achieve as we deliver value for all of our stakeholders, and I am very excited about what lies ahead of us.

Every day, we build a brighter future for our company by fulfilling our Mission – to enable our customers to make the world healthier, cleaner and safer. This inspires our more than 120,000 colleagues to bring their best each day knowing the work we do helps our customers tackle some of the worlds' greatest challenges.

Our financial results are a testament to the power of our Mission and the passion of our team. In 2024, we delivered differentiated performance, including revenue of $42.88 billion, GAAP diluted earnings per share (EPS) of $16.53 and adjusted EPS[1] of $21.86. We also generated free cash flow[1] of $7.3 billion. In addition, we deployed $7.7 billion of capital – $3.1 billion through M&A with the acquisition of Olink and $4.6 billion returned to our shareholders through share repurchases and dividends.

At the same time, we advanced our proven growth strategy, which propels our continued success. Our strategy consists of three pillars:

- Delivering high-impact innovation
- Deepening our trusted partner status with our customers
- Building on our unparalleled commercial engine

In 2024, we invested $1.4 billion in R&D to deliver high-impact new technologies across our businesses that are enabling breakthroughs in our customers' work. In addition, we advanced exciting new partnerships and collaborations with our customers and enhanced our offering through a complementary strategic acquisition to further strengthen our trusted partner status. During the year, we also made additional investments in our capacity and unparalleled commercial capabilities. All of this further enhancing our industry leadership position.

Fundamental to our success is our unwavering commitment to living our 4i Values of Integrity, Intensity, Innovation and Involvement. An extension of these values and our Mission-driven culture is our focus on making a positive impact on society by supporting our communities and being a good steward of our planet. I'm proud of the actions we took throughout 2024 in this regard.

As you can see, we delivered a strong year, and none of it would be possible without our incredible global team. That's why we continue to strengthen our colleagues' experience working at Thermo Fisher and make the right decisions to attract, develop and retain the best talent in the industry.

On behalf of our global team, thank you again for your support of Thermo Fisher Scientific. We look forward to your attendance at our 2025 Annual Meeting of Shareholders on May 21, 2025, at 8:30 a.m. (ET).

Sincerely,

Marc N. Casper

Marc N. Casper / Chairman, President and Chief Executive Officer / April 8, 2025

1   Adjusted EPS and free cash flow are financial measures that are not prepared in accordance with generally accepted accounting principles ("GAAP"). Appendix A to this Proxy Statement defines these and other non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Notice of 2025 annual meeting of shareholders

Meeting information



Date & time
Wednesday, May 21, 2025
8:30 a.m. (ET)



Location
www.virtualshareholdermeeting.com/
TMO2025



Record date
March 24, 2025

Ways to vote



Internet
Visit the website listed on your Notice of Internet Availability, proxy card or voting instruction form



Telephone
Call the telephone number on your proxy card or voting instruction form



Mail
Sign, date and return your proxy card or voting instruction form in the enclosed envelope

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 21, 2025

The Proxy Statement and 2024 Annual Report are available at www.proxyvote.com.

This notice and the accompanying Proxy Statement, 2024 Annual Report, and proxy card or voting instruction form were first made available to shareholders on April 8, 2025. You may vote if you owned shares of our common stock at the close of business on March 24, 2025, the record date for notice of, and voting at, our annual meeting.

Items of business

Proposal		Recommendation of the Board	For More Information
1	Election of directors	**FOR** each nominee	Page 8
2	Approval of an advisory vote on executive compensation	**FOR**	Page 29
3	Ratification of the selection of the independent auditors	**FOR**	Page 67
4	Shareholder proposal	**AGAINST**	Page 70

Shareholders will also consider any other business properly brought before the meeting.

By Order of the Board of Directors,

[signature]

Julia L. Chen / Vice President and Secretary / April 8, 2025

Please refer to the proxy materials or the information forwarded by your bank, broker, trustee or other intermediary to see which voting methods are available to you.

Table of contents

Frequently Requested Information

Thermo Fisher Scientific Inc.
168 Third Avenue, Waltham, MA 02451 USA

Company overview

Who we are

Thermo Fisher Scientific Inc. (also referred to in this document as "Thermo Fisher," "we," "us," "our," and the "Company") is the world leader in serving science. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, increasing productivity in their laboratories, improving patient health through diagnostics or the development and manufacture of life-changing medicines, we are here to support them. Our global team delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services, Patheon and PPD.

>$42B
revenue

>120,000
colleagues

$1.4B
R&D investment

Industry-leading scale

- Exceptional commercial reach
- Unique customer access
- Extensive global footprint

Unmatched depth of capabilities

- Leading innovative technologies
- Deep applications expertise
- Comprehensive biopharma services offering
- Premier productivity partner

Sustainable value creation

- Positive societal impact
- Comprehensive CSR strategy



Our Mission is our purpose, to enable our customers to make the world healthier, cleaner, and safer. Our teams around the world strive to achieve this Mission every day, and our actions ultimately create an even brighter future for Thermo Fisher and all our stakeholders. Our formula for success starts with our aspirations for the decade ahead, which were established by management, with oversight by our Board, and articulated in our 2030 Vision. To achieve our vision, the Company sets and executes on a rolling 5-year strategic plan in order to identify key opportunities in the markets we serve and develop a roadmap to capture those opportunities. Focused execution is key to our success. Our annual goal tree represents our priorities for the year ahead, which are translated into the key objectives that we need to accomplish to ensure that our businesses and functions have clear goals that are aligned to our short- and long-term success. Our work is powered by our PPI Business System, a deeply ingrained philosophy of operational excellence, as well as our 4i Values and our Corporate Social Responsibility ("CSR") strategy. We continue to build on our Mission-driven culture through the exceptional talent we attract and develop, that brings its best to work each day and focuses on the priorities we have established.

Our Mission

At Thermo Fisher, everything we do begins with our Mission – to enable our customers to make the world healthier, cleaner and safer. We have a remarkable team of colleagues around the globe who are passionate about helping our customers address some of the world's greatest challenges. Whether they are developing new treatments for disease, protecting the environment or ensuring public safety, our customers count on us to help them achieve their goals.



Healthier — Developed first and only FDA-cleared test for preeclampsia risk stratification

Cleaner — Developing greener products and packaging to reduce environmental impact in life science research and drug production

Safer — Supporting drug screening in alternative sentencing programs to help people with addiction reclaim their lives

Our Values

Thermo Fisher's 4i Values of Integrity, Intensity, Innovation and Involvement are the foundation of our culture. They guide our colleagues' interactions — with our customers, suppliers and partners, with each other and with our communities. We continue to create a bright future for our Company by doing business the right way.

Integrity
Honor commitments, communicate openly and demonstrate the highest ethical standards

Intensity
Be determined to deliver results with speed, excellence and a passion to succeed

Innovation
Create value by transforming knowledge and ideas into differentiated products and services for our customers

Involvement
Make connections to work as one global team, embracing unique perspectives and treating others with dignity and respect

Governance highlights

ROBUST, INDEPENDENT OVERSIGHT

- 10 of the 12 current directors are independent
- 100% independent exchange-mandated Board committees
- Annual review of Board leadership structure and disclosure of the Board's reasoning underlying its leadership structure
- Strong independent Lead Director with robust authority and responsibility that is disclosed to shareholders
- Regular executive sessions of independent directors
- Annual Board and committee self-evaluations
- "Overboarding" limits for directors
- Board-level oversight of CSR matters

SHAREHOLDER RIGHTS

- Annual election of all directors by majority voting
- One share, one vote
- Shareholder right to call a special meeting (15% threshold)
- Proxy access right for shareholders

BOARD REFRESHMENT

- Regular Board refreshment and mix of tenure of directors (5 new directors joined since 2019)
- Corporate Governance Guidelines confirm the Board's commitment to seek out candidates with a broad mix of skills and experiences
- With limited exceptions, directors may not be renominated to the Board after their 72nd birthday

GOOD GOVERNANCE PRACTICES

- Proactive year-round shareholder engagement program with feedback provided to the Board
- Clawback policy and clawback provisions in equity award agreements
- Prohibition on hedging or pledging shares of the Company's stock by officers and directors
- Strong stock ownership requirements and, for CEO, stock holding requirement

2024 performance

Proven growth strategy

HIGH IMPACT INNOVATION

- High-impact innovation is a key pillar of our proven growth strategy, driving differentiation and share gain
- We have an incredible track record of launching innovative products and delivering high returns on investment
- We play a crucial role in enabling the development and scaling of major scientific advances by our customers

THE TRUSTED PARTNER WITH INDUSTRY-LEADING PRODUCTS, SERVICES AND EXPERTISE

- Industry-leading products, services and expertise
- Unique scale and depth of capabilities make us very relevant to customers
- Accumulated experience and deep applications expertise, with a track record of enabling customer success
- Unparalleled customer access
- Continuously enhancing our capabilities through daily execution, organic investments and acquisitions
- We help our customers accelerate innovation and enhance productivity

UNPARALLELED COMMERCIAL ENGINE

- We drive commercial advantage through deep engagement with customers and unmatched commercial reach
- Industry-leading websites, e-commerce, and digital capabilities allow us to support customers with highly flexible solutions, anywhere in the world

REVENUE

10%
CAGR



OPERATING INCOME



11%
CAGR

ADJUSTED EPS*



12%
CAGR

FREE CASH FLOW*



12%
CAGR

Total Return to Shareholders

↑11%
Quarterly Dividends
Compared to 2023

62%
Five-Year TSR

$4.0B
2024 Share Repurchases

---

* Adjusted EPS and free cash flow are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these and other non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Shareholder engagement

2024 shareholder responsiveness

We are committed to a robust shareholder engagement program that includes proactive outreach and engagement with our shareholders on a regular basis throughout the year. We greatly value the insights of our shareholders and seek to engage in meaningful dialogue by soliciting input on a number of topics, including corporate governance practices, executive compensation and environmental and social issues. These engagements ensure that we have firsthand knowledge of our shareholders' perspectives and any concerns related to our current practices. We believe that understanding the perspectives of our shareholders is a key component of good corporate governance and assists us in achieving our strategic objectives, creating long-term value, and maintaining our culture of compliance. In the spring and fall of 2024, engagements with shareholders included an integrated team from legal, investor relations, corporate social responsibility and independent members of the Board. We solicited feedback from shareholders representing approximately 46% of our shares outstanding as of December 31, 2024, and spoke with shareholders representing approximately 27% of our shares outstanding, including additional shareholders that requested meetings with our team.



■ Contacted holders of **46%** of our outstanding shares

■ Met with holders representing **27%** of our outstanding shares

Key topics discussed with shareholders

Topic	What we heard	How we responded
Board tenure and succession	• Interest in understanding how we continue to ensure the independence of our longer tenured directors • Interest in the evolving set of skills, experiences, and backgrounds represented on our Board as aligned with our Company strategy	• We enhanced our disclosure of Board independence by including a new "Additional independence considerations" section on **page 26** • In connection with our Board's annual self-evaluation process, the Board evaluates the composition of, and desired skill sets for, the Board in light of the Company's business strategy and areas of focus. In 2024, the Board identified the following skills as areas of opportunity: public company CEO experience, financial reporting and accounting expertise, and industry and healthcare experience. Karen S. Lynch has been identified as a candidate with significant experience and expertise in these identified areas, and has been nominated to serve on our Board. **See pages 12 and 15** • We enhanced our disclosures regarding the skills and background of our Board to further demonstrate alignment with our Company strategy. **See page 9**
Board oversight of technology	• Interest in understanding the Board's role in overseeing technology and its associated risks and opportunities	• We enhanced our disclosure of Board oversight and updated the disclosure to include additional information regarding our Board's oversight of artificial intelligence ("AI") and our Science and Technology Committee's oversight of the Scientific Advisory Board and Bioethics Committee. **See page 23**
Align pay with performance	• Appreciation for enhanced disclosure regarding our pay for performance philosophy and the formulaic structure of our executive compensation program	• Our "Compensation discussion and analysis" includes an "Executive summary" section explaining in greater detail the Compensation Committee's executive compensation program design choices, drivers for pay in 2024, and how outcomes reflect our pay for performance philosophy. **See page 31**
Long-term incentive mix	• Preference for a higher proportion of performance-based equity • Preference for encouraging longer-term equity holding	• In February 2024, in response to shareholder feedback, the Committee changed the mix of the annual equity grant of our Chief Executive Officer ("CEO"), to (i) increase the percentage of performance-based restricted stock unit awards to 50% (previously 40%), and (ii) increase the percentage of stock options to 50% (previously 40%). For 2024, Mr. Casper did not receive time-based restricted stock units (previously 20%), and the Committee considers his grant to be 100% performance-based, as he will only receive value under his awards if the Company meets its key operational goals and the Company's stock price appreciates from the time of grant. **See page 40** • In February 2025, in response to shareholder feedback regarding long term holding of equity awards, the Compensation Committee increased the terms of our stock option awards from 8 years to 10. **See page 40**
Auditor tenure	• Interest in understanding the Audit Committee's views regarding our independent auditor's tenure, and the controls in place to ensure their continued independence	• We enhanced our disclosure regarding our independent auditor's tenure, and the controls in place to ensure their continued independence, by including a table outlining these matters under "Ratification of the selection of the independent auditors—Review and engagement" on **page 67**

Corporate governance

 The Board recommends a vote **FOR** each nominee

PROPOSAL 1

Election of directors

We are asking our shareholders to elect each of the 12 director nominees identified below to serve until the 2025 Annual Meeting of Shareholders.


Marc N. Casper, 57
Director Since: 2009
Chairman


Nelson J. Chai, 59
Director Since: 2010
Independent


Ruby R. Chandy, 63
Director Since: 2022
Independent


C. Martin Harris, 68
Director Since: 2012
Independent


Tyler Jacks, 64
Director Since: 2009


Jenny Johnson, 60
Director Since: 2023
Independent


R. Alexandra Keith, 57
Director Since: 2020
Independent


Karen S. Lynch, 62
Director Since: 2025
Independent


James C. Mullen, 66
Director Since: 2018
Independent


Debora L. Spar, 61
Director Since: 2019
Independent


Scott M. Sperling, 67
Director Since: 2006
Lead Independent Director


Dion J. Weisler, 57
Director Since: 2017
Independent

Board Independence[1]



83%

[1] 83% of our currently-serving directors are independent

Director Tenure



Director nominee skills and experience

The Board regularly reviews the skills, experience, and background that it believes are desirable to be represented on the Board.

The following identifies some of these key qualifications and skills, describes their relevance to our strategic vision, business and operations, and includes which directors possess these skills:

Skills, Qualifications and Background		Casper	Chai	Chandy	Harris	Jacks	Johnson	Keith	Lynch	Mullen	Spar	Sperling	Weisler
Key Skills	**CEO OR SENIOR MANAGEMENT LEADERSHIP** Experience serving as the Chief Executive Officer or other executive leadership role. *We seek to have directors with experience driving strategic direction and growth of an organization, with hands-on leadership experience in core management areas, such as financial reporting, compliance, risk management, CSR and leadership development.* **100%**	●	●	●	●	●	●	●	●	●	●	●	●
	FINANCIAL ACUMEN AND EXPERTISE Experience or expertise in financial accounting and reporting or the financial management of a major organization. *We seek to have directors with an understanding of finance and financial reporting processes to monitor and assess our operating and strategic performance and ensure robust controls and accurate financial reporting.* **83%**	●	●	●			●	●	●	●	●	●	●
	PUBLIC COMPANY BOARD SERVICE Experience as a board member of another publicly traded company. *We seek to have directors with broad knowledge of corporate governance practices, and experience with relations between a board and senior management to support accountability, transparency, responsiveness and protection of shareholder interests.* **92%**	●	●	●	●	●	●		●	●	●	●	●
Key experience	**INDUSTRY, END MARKETS AND GROWTH AREAS BACKGROUND** Knowledge of or experience in the Company's specific industry. *We seek to have directors that bring valuable perspectives on issues specific to our business based on their significant experience in our industries, the end markets we serve, and growth areas.* **58%**	●		●	●	●			●	●		●	
	INTERNATIONAL EXPERIENCE Experience doing business internationally. *Growing our business outside the United States is a key part of our long-term strategy for growth. We seek to have directors with international experience that provide valued perspectives on our global operations and regulatory compliance, and support key strategic decision-making in international markets.* **83%**	●	●	●	●		●	●		●	●	●	●
	CORPORATE FINANCE AND M&A EXPERIENCE Experience in corporate lending or borrowing, capital market transactions, significant mergers or acquisitions ("M&A"), private equity, or investment banking. *We seek to have directors with transactional experience to oversee the assessment of opportunities consistent with our strategic priorities.* **83%**	●	●	●			●	●	●	●	●	●	●
	DIGITAL AND TECHNOLOGY INNOVATION EXPERIENCE Experience or expertise in digital, technology, artificial intelligence, or cybersecurity. *We seek to have directors with experience in digital, technology, artificial intelligence or cybersecurity to enhance the Board's understanding of risks and opportunities related to our high-impact innovation strategy.* **42%**	●	●		●		●						●

Nominee biographies

Marc N. Casper · Chairman, President and CEO



Age: **57**

Director since: **2009**

Committees: **Strategy and Finance, Science and Technology**

PROFESSIONAL HIGHLIGHTS
- Thermo Fisher Scientific Inc.
  - Chairman, President and CEO (2020 - Present)
  - President and CEO (2009 - 2020)
  - Executive VP and COO (2008 - 2009)
  - Executive VP (2006 - 2008)

OTHER CURRENT DIRECTORSHIPS:
- Synopsys, Inc.[1]

PREVIOUSLY HELD DIRECTORSHIPS:
- U.S. Bancorp

DIRECTOR QUALIFICATIONS

Mr. Casper currently serves as the President and Chief Executive Officer of the Company, and over the course of his long-standing tenure with the Company, he served in various other senior level management roles. As the only member of the Company's management to serve on the Board, Mr. Casper contributes a deep and valuable understanding of Thermo Fisher's history and day-to-day operations, as well as extensive industry knowledge resulting from Mr. Casper's 20-plus years of experience in the life sciences and healthcare equipment industry. He also brings valuable board-level experience from his many years serving on other public company boards. As a result of Mr. Casper's experience in the industry, as the long-time Chief Executive Officer of the Company and as a board member, he brings unique strategic leadership skills, financial acumen and industry expertise that are invaluable to the Board.

[1] Mr. Casper is not standing for reelection to the Synopsys board. His term will expire at the conclusion of the next Synopsys annual meeting, currently scheduled for April 10, 2025.

Nelson J. Chai · Independent



Age: **59**

Director since: **2010**[1]

Committees: **Audit (Chair), Nominating and Corporate Governance**

PROFESSIONAL HIGHLIGHTS
- Executive Chair, DailyPay (2025 - Present)
- CFO, Uber Technologies Inc. (2018 - 2024)
- President and CEO, The Warranty Group (2017 - 2018)

OTHER CURRENT DIRECTORSHIPS:
- Chubb Limited

DIRECTOR QUALIFICATIONS

Mr. Chai currently serves as the Executive Chair of DailyPay, a worktech platform. He previously served as Chief Financial Officer of Uber Technologies Inc., a ridesharing technology platform, as President and CEO of The Warranty Group, a provider of specialty insurance products, and as President of CIT Group, a financial institution. As a result of Mr. Chai's broad background and experience of holding executive management positions in a variety of industries and organizations, he brings to the Board valuable strategic leadership, financial acumen and expertise, and accounting experience.

[1] See "Assessing director independence" on page 26 for more information.

Ruby R. Chandy · Independent



Age: **63**

Director since: **2022**

Committees: **Audit**

PROFESSIONAL HIGHLIGHTS
- President, Pall Industrial, Pall Corporation (2012 - 2015)
- Previously held various roles at Thermo Fisher (2001 - 2007)

OTHER CURRENT DIRECTORSHIPS:
- DuPont de Nemours Inc. and Flowserve Corporation

PREVIOUSLY HELD DIRECTORSHIPS:
- Ametek, Inc.

DIRECTOR QUALIFICATIONS

Ms. Chandy previously served as President of the Industrial Division of Pall Corporation, a leading supplier of filtration, separation and purification technologies and as Chief Marketing Officer at the Dow Chemical Company and at Rohm and Haas Corporation. Prior to that she served in various roles with increasing levels of responsibility at Thermo Fisher Scientific, Boston Scientific, and Millipore Corporation. As a proven executive with experience in global life sciences and multi-industrial companies, she brings to the Board experience in executive management, marketing, strategy, innovation, and M&A, and has experience in relevant market segments, technologies, geographies, and business functions. Ms. Chandy also brings valuable board-level experience from her many years serving on public company boards.

C. Martin Harris   Independent



Age: **68**

Director since: **2012**[1]

Committees: **Nominating and Corporate Governance (Chair), Science and Technology**

PROFESSIONAL HIGHLIGHTS
- University of Texas, Austin, Dell Medical School (2016 - Present)
  - Vice President of the Health Enterprise (2023 - Present)
  - Chief Business Officer
  - Professor, Department of Internal Medicine
  - Interim Vice President for Medical Affairs (2021 - 2023)
  - Associate Vice President of the Health Enterprise (2016 - 2023)

OTHER CURRENT DIRECTORSHIPS:
- Colgate-Palmolive Company and MultiPlan Corporation

PREVIOUSLY HELD DIRECTORSHIPS:
- HealthStream Inc. and Invacare Corporation

DIRECTOR QUALIFICATIONS
Dr. Harris currently serves as Chief Business Officer of Dell Medical School of the University of Texas, Austin. He has had a long-standing career as a physician and previously served as Chief Information Officer of Cleveland Clinic Hospital, and Chief Strategy Officer of the Cleveland Clinic Foundation. His background and experience as a strategic leader in healthcare organizations position Dr. Harris to provide valuable insight and perspective on healthcare. As a result of Dr. Harris's experience, he brings to the Board valuable strategic leadership and industry knowledge. Dr. Harris also brings valuable board-level experience from his many years serving on public company boards.

Tyler Jacks



Age: **64**

Director since: **2009**[1]

Committees: **Strategy and Finance, Science and Technology (Chair)**

PROFESSIONAL HIGHLIGHTS
- President, Break Through Cancer (2021 - Present)
- Massachusetts Institute of Technology, Koch Institute
  - Professor, Department of Biology and Center for Cancer Research (1992 - Present)
  - Founding Director, Integrative Cancer Research (2001 - 2021)
- Investigator, Howard Hughes Medical Institute (1994 - 2021)

OTHER CURRENT DIRECTORSHIPS:
- Amgen, Inc.

DIRECTOR QUALIFICATIONS
Dr. Jacks currently serves as President of Break Through Cancer, an organization focusing on collaborative approaches to cancer research, has worked for over 30 years as a professor in the Department of Biology at Massachusetts Institute of Technology, and previously served as Founding Director of the Koch Institute, a cancer research center. As a result of his many years of experience in the field of cancer research, including board-level and industry-specific service on public company boards, Dr. Jacks brings to the Board significant scientific, technological and industry expertise. Dr. Jacks also brings valuable board-level experience from his many years serving on public company boards and scientific advisory boards of biotechnology companies, pharmaceutical companies and academic institutions.

[1] See "Assessing director independence" on page 26 for more information.

Jennifer M. Johnson   Independent



Age: **60**

Director since: **2023**

Committees: **Audit**

PROFESSIONAL HIGHLIGHTS
- Franklin Resources, Inc.
  - President and CEO (2020 - Present)
  - President and COO (2017 - 2020)

OTHER CURRENT DIRECTORSHIPS:
- Director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of Franklin Resources[1]

DIRECTOR QUALIFICATIONS
Ms. Johnson currently serves as President and Chief Executive Officer of Franklin Resources, Inc., a publicly traded global investment management company. During her 35-year career at Franklin Resources, she has served in various leadership roles in major divisions of the business, including consumer lending, investment management, global distribution, global technology and operations. As a result of her experience, Ms. Johnson brings to the Board strategic leadership skills, financial acumen, M&A experience and information technology experience.

[1] See "Overboarding policy" on page 25 for more information.

R. Alexandra Keith   Independent



Age: **57**

Director since: **2020**

Committees: **Compensation, Nominating and Corporate Governance**

PROFESSIONAL HIGHLIGHTS
- Procter & Gamble Company
  - Chief Executive Officer, P&G Beauty (2019 - Present), and Executive Sponsor, Corporate Sustainability (2021 - Present)
  - President, Global Hair Care and Beauty Sector (2017 - 2019)
  - President, Global Skin and Personal Care (2014 - 2017)

OTHER CURRENT DIRECTORSHIPS:
- None

DIRECTOR QUALIFICATIONS

Ms. Keith currently serves as Chief Executive Officer of P&G Beauty at Procter & Gamble, a global consumer products company. During her 30-plus year career at P&G, Ms. Keith served in roles in manufacturing, logistics, innovation planning, and marketing, then continued into various management and senior leadership roles. Ms. Keith also serves as Executive Sponsor for Corporate Sustainability at P&G, where she works alongside P&G's Chief Sustainability Officer to guide the company's sustainability progress. As an experienced executive, Ms. Keith brings to the Board strategic leadership skills, financial expertise, international business experience and M&A experience.

Karen S. Lynch   Independent



Age: **62**

Director since: **2025**

Committees: **None**

PROFESSIONAL HIGHLIGHTS
- CVS Health Corporation
  - President and Chief Executive Officer (2021 - 2024)
  - Executive Vice President, CVS Health (2012 - 2021)
- President, Aetna Inc. (2015 - 2021)
- Began her career as a Certified Public Accountant at auditing firm Ernst & Young LLP

OTHER CURRENT DIRECTORSHIPS:
- None

PREVIOUSLY HELD DIRECTORSHIPS:
- CVS Health Corporation and U.S. Bancorp

DIRECTOR QUALIFICATIONS

Ms. Lynch previously served as President and Chief Executive Officer of CVS Health, a leading health solutions company. Prior to this appointment, Ms. Lynch served as Executive Vice President of CVS Health and President of its Aetna Business Unit. Ms. Lynch brings valuable leadership and industry expertise as a former CEO of a Fortune 10 company in the health care field. Ms. Lynch's past experience as a CPA and public company auditor also provides valuable financial reporting and accounting expertise to our Board.

James C. Mullen   Independent



Age: **66**

Director since: **2018**

Committees: **Compensation, Strategy and Finance**

PROFESSIONAL HIGHLIGHTS
- Editas Medicine, Inc.
  - Executive Chair of the Board (2022 - 2023)
  - Chairman, President and Chief Executive Officer (2021 - 2022)
- Chief Executive Officer, Patheon N.V. (2011 - 2017)
- Chief Executive Officer, Biogen Inc. (2000 - 2010)

OTHER CURRENT DIRECTORSHIPS:
- None

PREVIOUSLY HELD DIRECTORSHIPS:
- Editas Medicine, Inc., Insulet Inc. and Patheon N.V.

DIRECTOR QUALIFICATIONS

Mr. Mullen previously served as Executive Chair of the Board of Directors of Editas Medicine, a clinical-stage biotechnology company, as Chief Executive Officer of Patheon N.V., a contract development and manufacturing organization which was acquired by the Company in 2017, and as Chief Executive Officer of Biogen Inc. Due to his 35-plus years of senior leadership experience in the pharmaceutical and biotechnology industries, he brings to the Board valuable industry knowledge and industry-specific strategic leadership skills. Mr. Mullen also brings valuable board-level experience from his many years serving on public company boards in the pharmaceutical industry.

Debora L. Spar Independent



Age: **61**

Director since: **2019**

Committees: **Strategy and Finance (Chair)**

PROFESSIONAL HIGHLIGHTS
- Harvard Business School
  - Professor and Senior Associate Dean, Business and Global Society (2021 - Present)
  - Professor and Senior Associate Dean, Harvard Business School Online (2019 - 2021)

OTHER CURRENT DIRECTORSHIPS:
- None

PREVIOUSLY HELD DIRECTORSHIPS:
- Goldman Sachs and Northern Star Acquisition Corp.

DIRECTOR QUALIFICATIONS
Dr. Spar currently serves as a professor of Business Administration at Harvard Business School and Senior Associate Dean for Business in Global Society, and previously served as President and CEO of the Lincoln Center for the Performing Arts and as President of Barnard College. As a result of her varied experience, Dr. Spar brings to the Board valuable executive management and strategic leadership skills, financial expertise, and a unique perspective on technology's role in shaping society and the global economy. Dr. Spar also brings valuable experience serving on public company boards.

Scott M. Sperling, Lead Director Independent



Age: **67**

Director since: **2006**[1]

Committees: **Compensation**

PROFESSIONAL HIGHLIGHTS
- Co-Chief Executive Officer, Thomas H. Lee Partners, LP (1994 - Present)

OTHER CURRENT DIRECTORSHIPS:
- None

PREVIOUSLY HELD DIRECTORSHIPS:
- The Madison Square Garden Company

DIRECTOR QUALIFICATIONS
Mr. Sperling currently serves as Co-Chief Executive Officer of Thomas H. Lee Partners, LP ("THL"), a private equity firm. During his 30-year career leading THL, he has gained broad experience with the various industries represented in the THL portfolio, including healthcare and technology. As a result of this experience, Mr. Sperling brings to the Board valuable experience driving strategic direction and growth of organizations, and also corporate finance and acquisition experience. Mr. Sperling also brings valuable board-level experience from his years of serving on public company boards.

[1] See "Assessing director independence" on page 26 for more information.

Dion J. Weisler Independent



Age: **57**

Director since: **2017**

Committee: **Audit, Compensation (Chair)**

PROFESSIONAL HIGHLIGHTS
- President and CEO, HP Inc. (2015 - 2019)

OTHER CURRENT DIRECTORSHIPS:
- BHP, Intel Corporation and Qantas Group

PREVIOUSLY HELD DIRECTORSHIPS:
- HP Inc.

DIRECTOR QUALIFICATIONS
Mr. Weisler previously served as Chief Executive Officer of HP Inc., an information technology company. Prior to that he served in various roles with increasing levels of responsibility at HP, Lenovo Group Inc., and at Telstra Corp. Lt., a telecommunications company. As a result of his experience, Mr. Weisler brings to the Board valuable strategic and senior management leadership skills, financial expertise, international experience, technological expertise and M&A experience. Mr. Weisler also brings valuable board-level experience from his service on public company boards.

Board composition

The Board takes a thoughtful approach to its composition and regularly reviews the skills and experiences that it believes are desirable to be represented on the Board in order to align with the Company's strategic vision, business and operations, as further discussed below.

Director selection

Sources of nominations

The Nominating and Corporate Governance Committee ("N&CG Committee") considers recommendations for director nominees suggested by its members, other directors, management and other interested parties. It will consider shareholder recommendations for director nominees that are sent to the N&CG Committee, care of the Company's Corporate Secretary, at the principal executive office of the Company, and will evaluate them in the same manner as candidates suggested by other sources. For more information, see "Submitting 2026 proposals" on page 78.

Director criteria

The N&CG Committee, along with the full Board, is responsible for establishing the general criteria and priorities for the selection of director candidates. The Board's criteria for selecting directors are set forth in the Company's Corporate Governance Guidelines, which can be found on the Company's website at www.thermofisher.com, and include demonstrated business acumen, sound business judgment, and a reputation for integrity, honesty, and adherence to high ethical standards.

Selection process

The following describes the director selection process:

1. ESTABLISH NOMINEE CRITERIA

The N&CG Committee, together with the full Board, prioritizes experiences and attributes that will support the Company's business and strategy, and complement the Board's current composition, to ensure a broad mix of skills and experiences, taking into consideration the Company's general criteria for director nominees set forth in the Company's Corporate Governance Guidelines. The N&CG Committee believes that the backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that assist the Board in fulfilling its responsibilities

2. SEARCH FOR NOMINEE

The N&CG Committee engages in a search process to identify qualified candidates, which process may include the use of an independent search firm, and assesses candidates' skills, experience and alignment with the Company's business and strategy

3. REVIEW CANDIDATE'S HISTORY

The activities and associations of candidates are reviewed for any legal impediment, conflict of interest or other consideration that might prevent or interfere with service on our Board

4. EVALUATE CANDIDATE

Director candidates are interviewed by members of the N&CG Committee and other members of the Board

5. RECOMMEND CANDIDATE FOR ELECTION

After completing its evaluation, the N&CG Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees

6. ELECT NOMINEE

The shareholders of the Company consider the nominees and elect directors by a majority vote to serve one-year terms

REFRESHMENT SINCE 2019

5 new directors added to the Board

5 directors retired

SKILLS AND EXPERIENCES ADDED

- digital and information technology
- industry experience
- financial acumen and expertise
- CEO experience
- global experience
- public company board experience

NOMINEE DEMOGRAPHICS



- ● **Ethnically and Racially Diverse** (Chai, Chandy, Harris)
- ● **Female** (Chandy, Johnson, Keith, Lynch, Spar)

NOMINEE TENURE



<3 yrs	3-7 yrs	8-15 yrs	>15 yrs
2	4	3	3

Active Board refreshment

The N&CG Committee annually assesses the composition of the Board, and in connection with the Board's nomination of a slate of directors, assesses such matters as the broad mix of skills and experiences represented on the Board.

In addition, under our Corporate Governance Guidelines, any director who reaches the age of 72 will retire from the Board effective at the end of his or her then-current term. On the recommendation of the N&CG Committee, the Board may waive this requirement if it deems a waiver to be in the best interests of the Company. In furtherance of the Board's active role in refreshment and succession planning, since 2019, the Board has appointed 5 new directors and 5 directors have retired**.**

At the upcoming meeting, shareholders will have the opportunity to elect Karen S. Lynch for the first time. Ms. Lynch was originally recommended for the Board by management.

We believe that the quality of decision-making is enhanced by having a Board with a broad mix of skills and experiences. We also believe diverse perspectives can help the Board identify and respond more effectively to the needs of customers, shareholders, employees, suppliers and other stakeholders. In seeking to develop a Board that, as a whole, reflects a broad mix of viewpoints, backgrounds, skills, experiences and expertise, the Board and the N&CG Committee consider attributes that complement the Board's current composition, including with respect to diversity of skills and experiences, taking into consideration the Company's general criteria for director nominees set forth in the Company's Corporate Governance Guidelines. The Board is committed to identifying and evaluating highly qualified candidates with a broad mix of backgrounds, industry experience and other unique characteristics.

Creating an experienced Board with a mix of tenures

We believe that having directors with a range of tenures is important in order to provide robust oversight of the Company's strategy and risk. Our longer-tenured directors have significant institutional knowledge and deep understanding of the Company's business, which enhances the Board's oversight of strategy and risk. The Board believes that a mix of these long-tenured directors and short-tenured directors with fresh perspectives ensures an appropriate balance of views and insights and allows the Board as a whole to benefit.

For more information on how tenure is considered in determining director independence for our longer-tenured non-employee directors, see "Assessing director independence—Additional independence considerations" on page 26.

Annual evaluation process

Each year, our Board conducts a self-evaluation in order to assess its own effectiveness and dynamics, and identify areas for enhancement. Our Board's annual self-evaluation also is a key component of director succession planning.

The N&CG Committee reviews and determines the overall process, scope, and content of our Board's annual self-evaluation each year. For 2024, the evaluation was conducted by the N&CG Committee Chair. Each of our Board committees also conducts a separate self-evaluation annually which is led by the respective committee chair.

The following chart reflects the key components of the Board's annual self-evaluation process. Additional information on the topics covered in the scope of the evaluation, and feedback and actions resulting from the evaluation, is included below.



1. PROCESS DECISION

- N&CG Committee considers options for the format of the Board self-evaluation process during the July Board meeting, including whether it is appropriate for the evaluation to be conducted internally or by an independent consultant. For 2024, the N&CG Committee Chair conducted the Board self-evaluation (committee evaluations were conducted by each committee chair).

2. WRITTEN QUESTIONNAIRES

- A written questionnaire was sent to each director to solicit written feedback on various topics related to Board performance and effectiveness
- Questions were sent to each committee member to solicit feedback on committee performance and effectiveness
- Topics include Board and committee roles, effectiveness, agendas and materials; Board and Committee composition and performance; and strategy and risk oversight.

3. ONE-ON-ONE DIRECTOR DISCUSSIONS

- The N&CG Committee Chair held individual calls with each director to discuss responses to the written questionnaire and obtain candid feedback for the Board evaluation

4. GROUP DISCUSSION

- Discussion of the overall Board evaluation was led by the N&CG Committee Chair
- Summary of assessment was provided to the N&CG Committee, and then to the Board
- Committee evaluations were led by each committee chair during committee meetings and reported to the full Board

5. FEEDBACK COMMUNICATED AND ACTED UPON

- Feedback was provided to the Board and management by the N&CG Committee Chair on areas for improvement
- Changes were implemented

BOARD FEEDBACK AND RECENT IMPROVEMENT ACTIONS

- Prioritized criteria for Board and management succession planning, and identified Ms. Lynch as meeting the criteria for a new director
- Affirmed the effectiveness of the Board's current leadership structure
- Updated the format of Board materials and management reporting to enhance communication
- Updated the annual strategy review session agenda to focus on oversight of emerging risks such as the geopolitical environment in key emerging markets
- Affirmed the importance of inclusion of senior business leaders at Board dinners to foster increased oversight, talent development and management succession planning

Board leadership structure

Annual review of leadership structure

On an annual basis, our N&CG Committee evaluates and makes recommendations to the Board concerning the Board's leadership structure, including whether the roles of Chairman and CEO should be separated or combined, and recommends a Chairman from among the directors. The Board believes that it is in the best interests of the Company and its shareholders for the Board to determine which director is best qualified to serve as Chairman in light of the circumstances at the time, rather than based on a fixed policy, giving the Board flexibility to choose its optimal leadership structure depending upon the Company's particular needs and circumstances and to structure its leadership in the most effective manner. In the event that the Chairman is not an independent director, an independent Lead Director is elected on an annual basis by a majority of the independent directors upon a recommendation from the N&CG Committee.

Since February 2020, our Board has combined the positions of Chairman and CEO under the leadership of Marc N. Casper, and designated an independent Lead Director, currently Scott Sperling. The Board continues to believe that it is in the best interest of the Company and its shareholders to combine the roles of Chairman and CEO.

The Board believes that having Mr. Casper serve as Chairman promotes unity of leadership between management and the Board and fosters increased alignment of the Company's long-term strategic planning with its operational execution, subject to effective oversight by the independent Lead Director and the other independent directors. The Board believes the significant insight and expertise of the Company and the industry that Mr. Casper has gained throughout his long tenure with Thermo Fisher is invaluable. The Board believes that Mr. Casper's thorough familiarity with the Company and its history, together with his wide-ranging industry expertise, makes him exceptionally qualified to lead the Board.

Independent Lead Director

THE ROLE OF THE INDEPENDENT LEAD DIRECTOR

The role of the independent Lead Director is to provide independent leadership for the Board and assist the other independent directors in overseeing and shaping the partnership between management and the Board. The Board routinely reviews the independent Lead Director's responsibilities to ensure that these responsibilities enhance its independent oversight of management.

The independent Lead Director has the following duties (and may also perform other functions at the Board's request), as detailed in the Company's Corporate Governance Guidelines:

- calling and leading meetings of the non-employee or independent directors
- presiding over meetings of the Board at which the Chairman is not present
- approving meeting agendas, including the form and type of materials, for the Board
- approving meeting schedules to help ensure sufficient time for discussion
- serving as a liaison between non-employee directors and the Chairman; however, each director remains free to communicate directly with the Chairman
- being available to meet with shareholders as appropriate

As discussed in more detail in the "Shareholder engagement" section of this Proxy Statement, the Board encourages a robust, ongoing shareholder engagement program. During these engagements, the independent Lead Director is available as the primary Board contact for direct communication with our significant investors. In general, investors, including those who are philosophically opposed to combining the positions of Chairman and CEO, have overwhelmingly communicated that they have minimal, if any, concerns about our Board policies and leadership structure. More specifically, these investors have voiced confidence in the strong counterbalancing structure of the robust independent Lead Director role.

Considerations in selecting the independent Lead Director

Several factors are considered in selecting the independent Lead Director, including areas of expertise (with a focus on leadership and corporate governance), experience serving on public company boards, tenure on the Thermo Fisher Board, interest, integrity, and ability to meet the time requirements of the position.

After considering all of the above factors, since May 2022, the Board has selected Scott Sperling to serve as independent Lead Director. Prior to becoming Lead Director, Mr. Sperling served as an active director including service on various Thermo Fisher committees. Mr. Sperling possesses significant leadership skills that are critical to the role of a strong and independent Lead Director. Mr. Sperling has also served on a myriad of public company boards, which provides him with deep knowledge and understanding of corporate governance practices and trends. Mr. Sperling has a long tenure on our Board, and during that tenure he has demonstrated independent thinking and established strong working relationships with his fellow directors, garnering their trust and respect. As a long-standing director, he also brings significant institutional knowledge and a long-term perspective to the Board. For these reasons, the Board believes that Mr. Sperling is exceptionally well-qualified to serve as our independent Lead Director.

For more information on how Mr. Sperling's tenure was considered in determining his independence, see "Assessing director independence—Additional independence considerations" on page 26.

Executive sessions

The Board recognizes the importance of independent Board oversight of the CEO and management and has developed policies and procedures designed to ensure independent oversight. In addition to conducting an annual review of the CEO's performance, independent directors meet regularly, and at least semi-annually, in executive sessions without management, and at such other times as may be requested by any independent director. Our independent Lead Director presides at the meetings of the Company's independent directors.

Board committees

AUDIT COMMITTEE[1]   MEETINGS IN 2024: 11   REPORT: PAGE 69

   

Nelson J. Chai (Chair)   **Ruby R. Chandy**   **Jennifer M. Johnson**   **Dion J. Weisler**

- **All members are independent, financially literate.**
- **The Board has determined that Messrs. Chai and Weisler each qualify as an Audit Committee financial expert.**

KEY RESPONSIBILITIES AND AREAS OF OVERSIGHT

- integrity of the Company's financial statements
- compliance with legal and regulatory requirements
- independent auditor's qualifications, independence, and performance
- performance of the Company's internal audit function
- external reporting on CSR matters, in coordination with the N&CG Committee
- cybersecurity and information technology risks and programs, including data privacy
- risk assessment and risk management policies, including governing guidelines and policies
- major financial risk exposures and steps taken to monitor and control such exposures
- procedures for complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters

(1) Ms. Johnson will serve as member of the Audit Committee until the 2025 Annual Meeting. Ms. Lynch will be become a member of the Audit Committee effective immediately following the 2025 Annual Meeting. The Board has determined that Ms. Lynch qualifies as an Audit Committee financial expert.

COMPENSATION COMMITTEE   MEETINGS IN 2024: 7   REPORT: PAGE 51

   

Dion J. Weisler (Chair)   **R. Alexandra Keith**   **James C. Mullen**   **Scott M. Sperling**

- **All members are independent.**

KEY RESPONSIBILITIES AND AREAS OF OVERSIGHT

- compensation matters for the CEO and other officers
- management succession plans
- administration of incentive compensation and equity-based plans
- risk assessments of the Company's compensation policies and practices
- annual report on executive compensation
- review and recommendation of director compensation
- administration and oversight of clawback policy
- appointment and compensation of third party compensation consultant

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE[1]

MEETINGS IN 2024: 5

  

C. Martin Harris (Chair)   **Nelson J. Chai**   **R. Alexandra Keith**

- **All members are independent.**

KEY RESPONSIBILITIES AND AREAS OF OVERSIGHT

- identify and recommend persons qualified to be nominated by the Board and to serve as members of the Board and its committees
- CSR strategy and associated risks
- Corporate Governance Guidelines
- political spending
- annual self-evaluation of the Board

(1) Ms. Johnson will be become a member of the Nominating and Corporate Governance Committee effective immediately following the 2025 Annual Meeting.

STRATEGY AND FINANCE COMMITTEE

MEETINGS IN 2024: 3

   

Debora L. Spar (Chair)   **Marc N. Casper**   **Tyler Jacks**   **James C. Mullen**

KEY RESPONSIBILITIES AND AREAS OF OVERSIGHT

- annual strategic plan
- significant strategic decisions
- material financial matters, including investments and acquisitions and divestitures

SCIENCE AND TECHNOLOGY COMMITTEE

MEETINGS IN 2024: 1

  

Tyler Jacks (Chair)   **Marc N. Casper**   **C. Martin Harris**

KEY RESPONSIBILITIES AND AREAS OF OVERSIGHT

- staying abreast of new technologies, markets and applications for the Company's products, including ethical use
- oversight of the Company's Scientific Advisory Board
- monitoring and evaluating trends in science and recommending emerging technologies for building the Company's technological strength

Key areas of Board oversight

Our Board is elected by the shareholders to oversee their interests in the long-term health and overall success of the Company's business and financial strength. Throughout the year, our Board and its committees discuss operations and Company strategy, which for 2024 focused on delivering on our commitments to all stakeholders and strengthening our industry leadership while accelerating the Company's strategy to realize our 2030 Vision, with an emphasis on emerging technologies. Our Board meetings include regular sessions with business leaders and executives across key corporate functions including finance, tax, information technology, cybersecurity, legal and human resources, through which the Board remains informed on the implementation of operational goals, performance, and strategies. At regular meetings, the Board also considers drivers of our business execution along with key risks, challenges and opportunities and considers how they relate to the effectiveness of our Company strategy. The Board also dedicates an annual session to focus on long-term strategy and the future needs of, and opportunities for, the Company.

Oversight of strategy

The Board believes that overseeing and monitoring strategy—one of its key responsibilities—is a continuous process, and takes a multilayered approach in exercising its duties.



The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in regular Board meetings and a dedicated meeting each year to focus on strategy.

This ongoing effort enables the Board to focus on Company performance over the short, intermediate and long term, as well as the quality of operations. In addition to financial and operational performance, non-financial measures are discussed regularly by the Board and Board committees.

The Board oversees development of the Company's long-term vision and strategic plan. The Strategy and Finance Committee of the Board meets with management each year to discuss and agree on the agenda for a focused Board strategy session. During this dedicated two-day strategy session, the Company leadership meets with the Board to discuss the long-term vision and strategic plan for the overall Company, as well as its capital allocation strategy. The strategic plan informs the key strategic questions and priorities for each of the Company's primary businesses, which are reviewed by the Board at its regularly scheduled meetings throughout the year. At these meetings, the Board also receives progress updates from management on the execution of the strategic plans.

Our Mission is our purpose, to enable our customers to make the world healthier, cleaner, and safer. Our teams around the world strive to achieve this Mission every day, and our actions ultimately create an even brighter future for Thermo Fisher and all our stakeholders. Our formula for success starts with our aspirations for the decade ahead, which were established by management, with oversight by our Board, and articulated in our 2030 Vision. To achieve our vision, the Company sets and executes on a rolling 5-year strategic plan in order to identify key opportunities in the markets we serve and develop a roadmap to capture those opportunities. Focused execution is key to our success.

Our annual goal tree represents our priorities for the year ahead, which are translated into the key objectives that we need to accomplish to ensure that our businesses and functions have clear goals that are aligned to our short- and long-term success. Our work is powered by our PPI Business System, a deeply ingrained philosophy of operational excellence, as well as our 4i Values and and our Corporate Social Responsibility ("CSR") strategy. We continue to build on our Mission-driven culture through the exceptional talent we attract and develop, that brings its best to work each day and focuses on the priorities we have established.

Oversight of risk

BOARD

The Board has oversight responsibility for the systems established to report and monitor the most significant risks applicable to the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Rather, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve the Company's long-term strategic objectives. The Board administers its risk oversight role directly and through its committee structure and the committees' regular communications with the full Board. The Board reviews risks including:

- strategic, financial, economic, and execution risks and exposures associated with our operations and strategy
- senior management succession planning
- matters that may present material risk to our business, industry, operations, financial position, or cash flows, and, as applicable, significant transactions
- legal, quality, and regulatory risks and other matters that may present material risk to our prospects or reputation, including those related to our global operations

The Board also has a formal, annual discussion of the Company's key findings from its enterprise risk management ("ERM") program, a global process for considering a broad range of risks to the Company.



AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	SCIENCE AND TECHNOLOGY COMMITTEE	STRATEGY AND FINANCE COMMITTEE
Oversees risks associated with our financial and accounting systems and accounting policies, in addition to finance-related public reporting, regulatory compliance and certain other matters delegated to the Audit Committee, including risks associated with our information systems and technology (including cybersecurity).	Oversees risks related to our compensation practices to ensure that these practices are not reasonably likely to have a material adverse effect on the Company or encourage employees to take unnecessary or excessive risks; also oversees risks related to talent management and succession planning for our leadership team.	Oversees risks related to corporate governance matters and certain other risks, including, but not limited to, the Company's CSR strategy and political spending approach.	Oversees risks related to our products and technologies, including oversight of our Scientific Advisory Board and bioethics.	Oversees risks related to the Company's capital allocation framework, including sources and uses of cash and capital generation and allocation versus targets and plans; also oversees the Company's strategic plans.

The committees report back to the full Board at each regular meeting, and certain risk topics may be brought to the full Board for consideration where deemed appropriate to ensure broad Board understanding of the nature of the risk.

The risk oversight function of the Board is reinforced by its leadership structure. Our CEO's service on the Board promotes open communication between management and the directors relating to risk. Additionally, each exchange-mandated Board committee is comprised solely of independent directors, all directors are actively involved in the risk oversight function, and no element of Board oversight is reliant on the expertise of a single director.

ENTERPRISE RISK MANAGEMENT PROCESS

The Board uses the ERM program as a key tool for understanding the inherent risks facing the Company and assessing whether management's processes, procedures, and practices for mitigating those risks are effective. The annual ERM assessment deployed by management is based on an enterprise-wide "top down" and "bottom up" view of commercial, strategic, legal, compliance, human capital, cyber, and reputational risks and strategies for mitigating those risks. Annually, the full Board discusses with senior management the most significant risks identified in the ERM process, providing input on the steps taken to mitigate each risk and plans for additional mitigation in the year ahead. To facilitate continued monitoring and oversight by the Board, key risk areas identified during the ERM process, and management's associated mitigation activities, become part of Board and/or committee meeting agendas for the following year. In 2024, the ERM program included surveys from each member of the company leadership team.

Oversight of CSR

As the world leader in serving science, we've taken many steps over the years to positively contribute to society, strengthen our local communities, and mitigate the impacts of climate change in order to create a healthier, cleaner and more sustainable world. Our CSR strategy is informed by robust stakeholder engagement and is actively refreshed to identify value creation opportunities and minimize risk. Board-level governance is held within our N&CG Committee, which oversees the Company's governance and CSR-related strategy, risks, opportunities and external reporting, and reports to the full Board as appropriate. Our Audit Committee also plays a role in the oversight of reporting on these matters in regulated filings and the data quality and applicable assurance related to this reporting.

CSR is an integrated aspect of how we think about strategy and risk. Our Company leadership team ensures our CSR priorities are embedded in business decisions and operating practices, which we believe also strengthens our organizational culture to drive results and success. Strategic investments in technology, products, people and the planet help to ensure sustainable growth and enable us to deliver long-term value and strong returns for our shareholders.

More information on our CSR priorities and progress can be found on our website at www.thermofisher.com/CSR.

Oversight of cybersecurity and information technology

The Board has delegated the management of cybersecurity risks to the Audit Committee. Our cybersecurity program is led by the Company's Senior Vice President, Chief Information Officer, along with our Vice President, Chief Information Security Officer. Management provides an operational update to the Audit Committee each quarter. In addition, the Audit Committee and our full Board receive an annual overview of the cybersecurity program, cybersecurity threat landscape, investments, and opportunities to enhance the Company's systems and security of products and operations.

Cybersecurity is integrated into the risk management process for the Company through various corporate mechanisms, including quarterly business reviews, annual budget planning, and targeted risk-based engagements. Our commitment to cybersecurity emphasizes using a risk-based, "defense in depth" approach to assess, educate, block, identify, respond to and recover from cybersecurity threats. Recognizing that no single technology, process or control can effectively prevent or mitigate all risks, we employ a strategy of technologies, processes and controls, all working independently but as part of a cohesive strategy to manage or reduce risk.

Our cybersecurity program assists in the management of risks associated with the confidentiality, integrity and availability of data and systems within the Company environment to effectively support our business objectives and customer expectations. The program provides guidance to business stakeholders on cybersecurity risks as input into their risk management processes that balance cybersecurity risk with other important risks that may include strategic, regulatory, economic and financial considerations. As part of its overall risk management strategy, the Company also maintains cybersecurity insurance coverage.

We believe cybersecurity is the responsibility of every employee, and regularly educate and share best practices with our employees to raise awareness of cybersecurity threats through a security awareness training program, including regular exercises, periodic cyber-event simulations and annual attestation to our Technology Acceptable Use Policy.

Oversight of scientific and technological innovation

SCIENTIFIC ADVISORY BOARD

The Science & Technology Committee ("S&T Committee") has responsibility for oversight of our Scientific Advisory Board, which was established to formalize the two-way exchange of technological information between the Company and representatives from some of the world's premiere centers of health, science and education. We view scientific discovery as a catalyst for change, and the insight and distinct expertise of each member of our Scientific Advisory Board is invaluable in helping us set a course for the innovation for new products and services that meet the changing needs of our customers.

BIOETHICS COMMITTEE

The S&T Committee also oversees our Bioethics Committee, which manages our bioethics framework and is a cross-functional team of senior leaders including our chief medical officer, chief scientific officer, and leaders representing our life sciences, clinical research and diagnostics businesses as well as legal and communications functions, and receives periodic updates on matters involving bioethics and the use of our technologies and products. The Bioethics Committee ensures we satisfy transparent, compliant, and ethical business practices and standards with unyielding integrity throughout our global operations.

Oversight of artificial intelligence

The use of artificial intelligence ("AI") continues to evolve and has potential to advance our Mission and deliver value for our customers and colleagues. Our approach to the responsible use of AI includes a risk-based governance structure to ensure solutions and implementation are designed and used fairly, ethically and safely.

The Board receives regular updates on AI governance and use, including mechanisms to mitigate potential risks associated with such deployment. In addition, our Bioethics Committee monitors the evolving landscape and technological implications of AI. At an operational level, our Generative AI Center of Excellence, which comprises cross-functional leaders, advises on strategy, regulation, policies and frameworks with oversight by an AI Leadership Committee.

Oversight of management development and succession planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of senior talent and to ensure that an appropriate succession plan is in place for our CEO and other members of senior management. The Compensation Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities. The CEO also regularly updates the Board with regard to key talent indicators for our leadership, including talent effectiveness. The CEO, together with the Chief Human Resources Officer, provide a regular review to the Compensation Committee, assessing each of the members of the executive leadership team and his or her succession potential. This review includes a discussion about development plans for senior leaders to help prepare them for future succession and contingency plans in the event the CEO is unable to serve for any reason (including death or disability). While the Compensation Committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports to the Board and decisions are made at the Board level.

Oversight of political spending

The N&CG Committee, composed solely of independent directors, oversees the Company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity.

Thermo Fisher complies fully with all federal, state and local laws and reporting requirements governing corporate political contributions. We also request that trade associations receiving total payments of $25,000 or more from Thermo Fisher annually report the portion of Thermo Fisher dues and special assessments that were used for activities that are not deductible under section 162(e) of the Internal Revenue Code of 1986, as amended (the "Code"). We are committed to providing transparent disclosure of political contributions and lobbying activities. Based on feedback from stakeholders, political contributions that use corporate funds are published annually in the Company's Political Contributions report in compliance with Thermo Fisher's Political Contributions Policy, which are available on the Company's website, www.thermofisher.com.

Contacting the Board

The Company has a process in place for shareholders and other interested parties to send communications to the Board or any individual director or groups of directors. Shareholders and other interested parties who desire to send communications to the Board or any individual director or groups of directors should write to the Board or such individual director or group of directors, care of the Company's Corporate Secretary, at CorporateSecretary@thermofisher.com. The Corporate Secretary will relay such communications to the Board, or individual director or group of directors, as the case may be.

Accessing our governance documents

You can access the current charters for our Audit Committee, Compensation Committee and N&CG Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics at www.thermofisher.com.

2024 Board engagement

Our directors engage beyond the boardroom, which provides them with additional insights into our business, risk management and industry, as well as valuable perspectives from senior leaders and the performance of our Company that strengthens their understanding and oversight of our business, strategy, and key priorities.

The commitment of our directors extends well beyond the preparation for, and attendance at, regular and special meetings.

Ongoing Collaboration	Shareholder Engagement	Regularly Informed
Our directors have frequent interactions with each other, senior management and key employees globally on topics such as strategy, performance, risk management, culture and talent development.	Our Board values the input of our shareholders and receives periodic updates on shareholder engagement led by management. Our Board also responds to and participates in communications where appropriate. From time to time, directors participate in direct engagement with our shareholders to discuss specific matters of mutual importance.	Our CEO provides our Board with periodic updates on major business developments, milestones, important internal initiatives and communications. In addition, the Board visits company facilities, and receives and reviews information on significant developments, press coverage, and current events that relate to our business, our employees, and our industry.

Our independent Lead Director and committee chairs provide additional independent leadership by setting meeting agendas:

- For example, each chair sets the agenda for his or her respective committee meetings, and reviews and provides feedback on the form and type of related materials, in each case taking into account whether his or her committee is appropriately carrying out its core responsibilities and focusing on the key issues facing the Company, as may be applicable from time to time. To do so, each chair engages with key members of management and subject matter experts outside of committee meetings.

- In addition, our independent Lead Director also sets the Board agenda (working with our Chairman) and approves the form and type of related materials. Our independent Lead Director also approves the schedule of meetings, taking into account whether there is sufficient time for discussion of all agenda items at each meeting.

Other practices, policies and processes

Onboarding new directors

We provide our new directors with a comprehensive orientation to familiarize them with our business and strategic plans, significant financial, accounting and risk management matters, human capital management programs, compliance programs and other controls, policies, principal officers and internal auditors, and our independent registered public accounting firm. The orientation also addresses Board procedures, our Corporate Governance Guidelines and our Board committees. Directors who will be serving as committee members receive orientation specific to the committees on which they will serve.

Director attendance

The Board met 6 times during 2024. During 2024, each of our directors attended at least 75% of the total number of meetings of the Board and the committees of which such director was a member. Members of the Board are expected to attend the annual meeting of shareholders. Last year, all of the then-serving directors attended the 2024 Annual Meeting of Shareholders.

Overboarding policy

In order for directors to devote adequate time to their duties to the Company, our Corporate Governance Guidelines reflect our Board's expectation that (i) a non-employee director should not serve on the board of directors of more than 3 other public companies, (ii) a non-employee director who is a current executive officer of a public company should not serve on the board of directors of more than 2 other public companies and (iii) members of the Audit Committee should not serve on the audit committees of more than 2 other public companies.

Ms. Johnson is the CEO of Franklin Resources, Inc., which is a global investment management holding company whose operations are conducted through its subsidiaries. Ms. Johnson is in compliance with our policy although she serves on other public company boards in her capacity as their CEO. In addition to the holding company, she serves on the boards of certain of its funds, which are registered as investment companies and are managed or advised by subsidiaries of Franklin Resources, Inc. Since Ms. Johnson's responsibilities as a board member of these companies are integrally related to and subsumed within her role as CEO of Franklin Resources, Inc., the Board believes that this board service does not meaningfully increase her time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards. The Board appreciates shareholders' focus on director commitments and believes that Ms. Johnson has demonstrated, and will continue to demonstrate, the ability to dedicate sufficient time to carry out her Board duties effectively.

Code of Business Conduct and Ethics

All directors, officers and employees of Thermo Fisher must act with the highest standards of business ethics and integrity and comply with all applicable laws and regulations in the conduct of business. To that end, the Company has adopted and implemented a Code of Business Conduct and Ethics ("Code of Ethics"), which is available on the Company's website, www.thermofisher.com. The Code of Ethics sets forth the Company's policies and expectations on several topics, including conflicts of interest, confidentiality, compliance with laws, and business ethics. The Code of Ethics also sets forth procedures for addressing any potential conflict of interest (or the appearance of a conflict of interest) involving directors, executive officers and employees, and for the confidential communication and handling of issues regarding accounting and auditing matters. All directors, officers and employees of the Company are responsible for reviewing the Code of Ethics and certifying annually that they have reviewed and are in compliance with the Code of Ethics. The Company intends to satisfy SEC and New York Stock Exchange ("NYSE") disclosure requirements regarding amendments to, or waivers of, the Code of Ethics by posting such information on the Company's website.

Review of potential related person transactions

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our shareholders, and their immediate family members, and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 and where the Company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest.

The Company's executive officers and directors are required to report any proposed transaction to the General Counsel promptly. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction.

The responsibility for reviewing and approving such transactions is set forth in writing in the Corporate Governance Guidelines and the Audit Committee Charter, which are available on our website at www.thermofisher.com.

Certain of our non-employee directors have relationships with the entities listed on page 26, under "Assessing director independence." None of our non-employee directors have a material interest in these arm's length transactions made in the ordinary course of business. Therefore, we do not consider any of these transactions to be related person transactions requiring disclosure under the applicable rules of the Securities and Exchange Commission ("SEC").

Assessing director independence

DIRECTOR INDEPENDENCE

The Company's Corporate Governance Guidelines require a majority of our directors, and each member of the Audit Committee, Compensation Committee and N&CG Committee, to satisfy the independence criteria of the applicable NYSE listing standards and SEC rules. The Board has determined that all of our current directors (other than Mr. Casper and Dr. Jacks) are independent based on our Corporate Governance Guidelines, and previously determined that Mr. Sørensen, who served on the Board until the 2024 Annual Meeting of Shareholders, was independent. The independence determination includes, where applicable, the enhanced criteria with respect to members of the Audit Committee and the Compensation Committee.

ADDITIONAL INDEPENDENCE CONSIDERATIONS

The Board considers it imperative to have directors with differing tenures, including longer-tenured directors that have significant institutional knowledge and deep understanding of the Company's business, which enhances the Board's oversight of strategy and risk. With respect to directors with over 9 years of Board service, the Board considers Board service tenure as it relates to independence. For 2025, the Board considered that our longer-tenured directors fulfill their responsibilities with independent-minded oversight. They appropriately challenge management, and are reasoned, balanced, and thoughtful in Board deliberations and in communications with management. As a result, for each of Messrs. Chai and Sperling and Drs. Jacks and Harris, the Board determined that his independence from management has not been diminished by his years of service.

For more information on the importance of having directors with differing tenures, see "Active Board refreshment—Creating an experienced Board with a mix of tenures" on page 15.

RELATIONSHIPS AND TRANSACTIONS CONSIDERED FOR DIRECTOR INDEPENDENCE

The Board considered the following relationships and transactions in making its determination for director independence and determined that all of the below directors, other than Dr. Jacks, are independent.

Director nominee	Organization	Relationship	Thermo Fisher Transaction & 2024 Magnitude	
			Sales[1]	Purchases[1]
Harris	University of Texas	Vice President of the Health Enterprise, Chief Business Officer, and Professor, Department of Internal Medicine	✓	✓
Jacks[2]	Massachusetts Institute of Technology	Professor, Department of Biology and Center for Cancer Research, and Founding Director, Integrative Cancer Research	✓	✓
	Dragonfly Therapeutics, Inc.	Greater than 10% equity owner	✕	✓
Keith	Procter & Gamble	Chief Executive Officer, P&G Beauty, Executive Sponsor, Corporate Sustainability	✓	✓
Spar	Harvard University	Professor of Business Administration, and Senior Associate Dean, Business in Global Society, Harvard Business School	✓	✓

(1) Checkmark indicates that sales made by Thermo Fisher were less than the greater of (i) 2% of the other company's gross revenue and (ii) $1 million, or that purchases made by Thermo Fisher were less than the greater of (i) 2% of the other company's gross revenue and (ii) $1 million, as applicable.
(2) As a result of his relationship with Dragonfly Therapeutics, Inc. ("Dragonfly"), Dr. Jacks is not deemed independent under the Company's Corporate Governance Guidelines. The Company's 2021 and 2023 sales to Dragonfly exceeded 2% of Dragonfly's 2021 and 2023 consolidated gross revenues, respectively.

Compensation of directors

Compensation philosophy

The general philosophy of our Board is that compensation for non-employee directors should be a mix of cash, payable quarterly, and equity-based compensation, to reward them for a year of service in fulfilling their oversight responsibilities. The Company does not compensate our CEO for Board service in addition to his regular employee compensation.

Process of determining director compensation

Decisions regarding the non-employee director compensation program are approved by our full Board based on recommendations by the Compensation Committee. The Compensation Committee reviews the total compensation of our non-employee directors and each element of our director compensation program biennially. At the Compensation Committee's direction, Pearl Meyer & Partners, LLC ("Pearl Meyer") analyzes the competitive position of our director compensation program against the Peer Group used to benchmark executive compensation and examines how director compensation levels, practices and design features compare to members of the Peer Group.

Elements of compensation

Annual compensation

Annual cash retainers		
Lead Director	$165,000	
All other non-employee directors	$125,000	
Committee Fees		
• Audit Committee Chair	$ 25,000	
• Compensation Committee Chair		
• Nominating & Corporate Governance Committee Chair	$ 20,000	
• Science and Technology Committee Chair		
• Strategy and Finance Committee Chair		

- **Employee Directors.** No additional compensation
- **Time of payment.** Quarterly installments
- **Additional expenses.** Out-of-pocket expenses incurred for attending Board and committee meetings are reimbursable

Annual equity grant		
All non-employee directors	$200,000*	

- **Equity grant vesting schedule.** The earlier of the anniversary of the grant date or the Company's next annual meeting of shareholders

* Actual amounts may be different since the number of restricted stock units awarded is based on the closing price of our common stock on the grant date (rounded up to the nearest whole number).

Deferred compensation plan for directors

As part of its Amended and Restated 2013 Stock Incentive Plan, the Company maintains a deferred compensation plan for its non-employee directors (the "Directors Deferred Compensation Plan"). Under the Directors Deferred Compensation Plan, a participant may elect to defer receipt of his or her annual retainer. Amounts deferred under the Directors Deferred Compensation Plan are valued at the end of each quarter as units of common stock and, when payable under the plan, may only be paid in shares of common stock. Additional credits are made to a participant's account for cash dividends that he or she would have received had the participant been the owner of such common stock on the record dates for payment of such dividends. The common stock and cash credited to a participant's account are paid to the participant within 60 days after the end of the fiscal year in which the participant ceases to serve as a director unless the participant makes a timely election to defer the distribution in accordance with the requirements of Section 409A of the Code. The participant does not have any actual ownership of the common stock until the common stock is distributed to the participant.

Matching charitable donation program

The Company has a matching charitable donation program for non-employee directors (the "Matching Charitable Donation Program for Directors"), pursuant to which the Company matches donations made by a director to a charity selected by the director, up to $15,000 per director per year.

Director and officer insurance

The Company provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $3.3 million.

Stock ownership policy for directors

The Compensation Committee has established a stock ownership policy that requires directors of the Company to hold shares of common stock equal in value to five times (5x) the annual cash retainer for directors. Directors have until 5 years from when they joined the Board to achieve this ownership level. For the purpose of this policy, a director's election to receive shares of common stock in lieu of his or her annual retainer will be counted towards this target, as will time-based restricted stock units. As of December 31, 2024, all of our then-serving directors were either in compliance or on track to be in compliance with this policy within the applicable time limit.

Director compensation table

The following table sets forth a summary of the compensation of the Company's non-employee directors who served in 2024:

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Nelson J. Chai	$150,000	$200,281	$15,555[3]	$365,836
Ruby R. Chandy	$125,000	$200,281	$15,555[3]	$340,836
C. Martin Harris	$137,143	$200,281	$ 555	$337,979
Tyler Jacks	$145,000	$200,281	$ 555	$345,836
Jennifer M. Johnson	$125,000[4]	$200,281	$ 481[5]	$325,762
R. Alexandra Keith	$125,000[4]	$200,281	$ 1,697[6]	$326,978
James C. Mullen	$125,000	$200,281	$ 555	$325,836
Lars R. Sørensen[7]	$ 56,964	$ —	$ 290	$ 57,254
Debora L. Spar	$145,000	$200,281	$ 8,055[8]	$353,336
Scott M. Sperling[9]	$165,000[10]	$200,281	$41,239[11]	$406,521
Dion J. Weisler	$150,000[12]	$200,281	$ 3,739[13]	$354,020

(1) These amounts represent the aggregate grant date fair value of stock awards granted to directors in 2024, calculated in accordance with ASC 718. For information on the valuation assumptions with respect to these awards, refer to note 15 of the Thermo Fisher financial statements in the Form 10-K for the year ended December 31, 2024, as filed with the SEC. These amounts do not represent the actual amounts paid to or realized by the directors for these awards during 2024. On May 22, 2024, each then-serving non-employee director received a grant of 339 restricted stock units, having a grant date fair value of $200,281, all of which is included in the "Stock Awards" column, and which remained outstanding at the end of 2024. No other awards were outstanding at the end of 2024.

(2) These amounts include $555 of dividends accrued in the form of dividend equivalents on restricted stock units held by each non-employee director, except for Ms. Johnson and Mr. Sørensen for whom the amount is $264 and $290, respectively.

(3) Includes matching Company contributions of $15,000 under the Matching Charitable Donation Program for Directors. (See "Matching charitable donation program" above.)

(4) Represents compensation deferred and issued as 221 deferred stock units pursuant to the Directors Deferred Compensation Plan.

(5) Includes $216 of Company dividends accrued in the form of dividend equivalents in 2024 on deferred stock units held in the Directors Deferred Compensation Plan.

(6) Includes $1,142 of Company dividends accrued in the form of dividend equivalents in 2024 on deferred stock units held in the Directors Deferred Compensation Plan.

(7) Mr. Sørensen retired from the Board effective May 22, 2024.

(8) Includes matching Company contributions of $7,500 under the Matching Charitable Donation Program for Directors. (See "Matching charitable donation program" above.)

(9) Fisher Scientific International Inc. ("Fisher") maintained a retirement plan for non-employee directors, pursuant to which a director who retired from the Fisher board of directors with at least 5 years of service was eligible to receive an annual retirement benefit for the remainder of the director's lifetime and his or her spouse's lifetime. The Company's acquisition of Fisher (the "Fisher Merger") resulted in a termination of service from the Fisher board for Mr. Sperling, which started the payout of benefits under the retirement plan. Mr. Sperling's annual benefit is equal to 80% of his then director's fee. Mr. Sperling receives $48,000 per year under this plan, which is not included here because it relates solely to Mr. Sperling's service as a director of Fisher prior to the Fisher Merger.

(10) Represents compensation deferred and issued as 292 deferred stock units pursuant to the Directors Deferred Compensation Plan.

(11) Includes matching Company contributions of $15,000 under the Matching Charitable Donation Program for Directors and $25,685 of Company dividends accrued in the form of dividend equivalents in 2024 on deferred stock units held in the Directors Deferred Compensation Plan. (See "Matching charitable donation program" above.)

(12) Represents compensation deferred and issued as 265 deferred stock units pursuant to the Directors Deferred Compensation Plan.

(13) Includes $3,185 of Company dividends accrued in the form of dividend equivalents in 2024 on deferred stock units held in the Directors Deferred Compensation Plan.



The Board
recommends a vote
FOR this proposal

PROPOSAL 2

Approval of an advisory vote on executive compensation

Each year, we provide our shareholders the opportunity to vote on the compensation of the executive officers named in the Summary Compensation Table (our "Named Executive Officers" or NEOs") as disclosed in this Proxy Statement in accordance with the SEC's rules.

We encourage our shareholders to read the "Compensation discussion and analysis" section below, which describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to the year ended December 31, 2024.

As an advisory vote, this proposal is not binding. However, our Compensation Committee and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

The Board recommends that shareholders vote in favor of the following resolution:

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related narrative disclosed in this Proxy Statement, is hereby approved.

We hold an advisory vote on executive compensation annually. Following the 2025 Annual Meeting, the next vote will occur at our 2026 Annual Meeting.

Compensation discussion and analysis

This compensation discussion and analysis provides an overview of the components of our executive compensation program and the 2024 decisions of the Compensation Committee (referred to in this "Compensation discussion and analysis" section as the "Compensation Committee" or "Committee") for our 2024 NEOs, who are:

Named Executive Officer	Title	Date of Appointment to Current Role	Tenure at Company (in Years)
Marc N. Casper	Chairman, President and Chief Executive Officer	October 2009	23
Stephen Williamson	Senior Vice President and Chief Financial Officer	August 2015	23
Michel Lagarde	Executive Vice President and Chief Operating Officer	January 2022	9
Gianluca Pettiti	Executive Vice President	December 2021	19
Frederick Lowery	Executive Vice President	April 2024	19

2024 vote on Named Executive Officer compensation and shareholder engagement

At the 2024 Annual Meeting of Shareholders, our shareholders approved say-on-pay with an 89% favorable advisory vote. Throughout 2024, we continued our robust shareholder engagement program to better understand shareholder views on our governance and compensation practices.



■ Contacted holders of **46%** of our outstanding shares

■ Met with holders representing **27%** of our outstanding shares

During 2024, following the 2024 Annual Meeting of Shareholders, we proactively contacted shareholders representing approximately 46% of our outstanding shares to solicit their feedback and ensure that we had firsthand knowledge of their perspectives and any concerns specifically related to our executive compensation programs. Our engagement, comprised of members of the Compensation Committee and members of the management team representing legal, investor relations, and sustainability teams, met with 17 shareholders representing over 27% of our outstanding shares, including additional shareholders that requested meetings with our team. These meetings allow us to better understand our shareholders' perspectives and develop appropriate responsive actions.

In our engagement meetings, our shareholders expressed general satisfaction with our executive compensation program. They also expressed a range of alternatives on how to structure the program.

Topic	What we heard	How we responded
Disclosure	• Positive feedback on the "Executive summary" section and enhanced narrative regarding our long-term incentive mix strategy	• The "Compensation discussion and analysis" includes an "Executive summary" section explaining in greater detail the Compensation Committee's executive compensation program design choices and program results. **See page 31** • The "Compensation discussion and analysis" includes a "2024 annual equity award mix" section explaining in greater detail the Compensation Committee's long-term incentive mix philosophy. **See page 40**
Long-term incentive ("LTI") mix	• Shareholders expressed a range of views on the mix of long-term incentives in our executive compensation program; some expressed a preference for a greater mix of performance-based restricted stock units, and others expressed a preference for more use of stock options • Preference for encouraging longer-term equity holding	• In February 2024, in response to shareholder feedback, the Committee changed the mix of the annual equity grant of our CEO, to (i) increase the percentage of performance-based restricted stock unit awards to 50% (previously 40%), and (ii) increase the percentage of stock options to 50% (previously 40%). For 2024, Mr. Casper did not receive time-based restricted stock units (previously 20%), and the Committee considers his grant to be 100% performance-based, as he will only receive value under his awards if the Company meets its key operational goals and the Company's stock price appreciates from the time of grant. **See page 40** • In February 2025, in response to shareholder feedback regarding long-term holding of equity awards, the Compensation Committee increased the terms of our stock option awards from 8 years to 10. **See page 40**
Peer Group	• Shareholders asked about industry dynamics impacting the composition of the compensation benchmarking Peer Group and the TSR peer group used for our performance-based equity awards	• The Compensation Committee conducts a comprehensive review of the Peer Group annually, and considers a number of factors, including industry, revenue and market capitalization. • During the July 2024 review, the Committee determined to remove 3M Company from our Peer Group, due to a recent divestiture which reduced its relevance to the Company from an industry and revenue perspective. The Company now falls at the 50th percentile of the 2025 Peer Group in terms of revenue and 65th percentile in terms of market capitalization. **See page 48** • For the 2024 compensation cycle the Compensation Committee updated the TSR peer group used for the our performance-based equity awards (the "2024 TSR Peer Group"). Updates to the 2024 TSR Peer Group are generally aligned with changes to the Peer Group based on relevance from a revenue, market capitalization, and operational complexity standpoint. **See page 43**

Looking to the future, the Company is committed to maintaining ongoing communication with our shareholders, to ensure we continue to remain fully aware of shareholder expectations for our executive compensation practices.

Executive summary

We delivered a strong year in 2024. Our team executed very well to enable the success of our customers and deliver differentiated financial performance. Our revenue was $42.9 billion, GAAP diluted earnings per share attributable to Thermo Fisher ("EPS") was $16.53, adjusted EPS* was $21.86 per share, and we generated strong free cash flow* of $7.32 billion.

We once again strengthened our long-term competitive position through the execution of our proven growth strategy, delivering another year of high-impact innovation, and advancing our trusted partner status with customers. We delivered meaningful share gain with our industry leading products, services, and expertise. During the year we leveraged the power of our PPI Business System to deliver operational excellence and strong commercial execution, resulting in significant operational efficiencies and robust free cash flow. In 2024 we executed on our capital deployment strategy, deploying over $7 billion in capital, including over $4 billion of capital returned through share repurchases and dividends, and advanced our leadership position in protein research through the $3.1 billion acquisition of Olink.

Executive compensation program aligned with the shareholder experience

We strive to align the interests of our executive team with the interests of our shareholders by tying their incentive compensation opportunities to the achievement of specific strategic and financial goals aligned with sustainable long-term shareholder value creation. Our executive compensation program is designed such that performance-based pay constitutes a significant majority of our executives' total potential compensation. We aim to set rigorous financial and non-financial targets to reward the achievement of both short-term and long-term performance success, as well as to retain, develop and motivate our key talent.

Our executive compensation is predominantly at-risk and performance-based. For our compensation program to be successful, it needs to effectively align with our key strategic and financial goals. For 2024, we delivered 92% of the target compensation for our CEO and 87% of the target compensation for our other NEOs in the form of at-risk, variable pay that is directly tied to clearly articulated strategic and financial performance metrics. The 2024 target direct compensation mix for our CEO and other NEOs is on page 33 under "Components of our annual compensation program."

In February 2024, in response to shareholder feedback, the Committee changed the mix of the annual equity grant of our CEO, to (i) increase the percentage of performance-based restricted stock unit awards to 50% (previously 40%), and (ii) increase the percentage of stock options to 50% (previously 40%). For 2024, Mr. Casper did not receive time-based restricted stock units (previously 20%), and the Committee considers his grant to be 100% performance-based, as he will only receive value under his awards if the Company meets its key operational goals and the Company's stock price appreciates from the time of grant.

Rigorous performance targets were set to incentivize strong performance and appropriately reflected the applicable macroeconomic environment and the continued roll-off of COVID-19 pandemic related revenue. The performance metrics used in our 2024 annual and long-term incentive programs reflect a focus on incentivizing the Company's performance against the operating plan, including with respect to organic revenue growth, adjusted net income, free cash flow, adjusted earnings per share, and continued focus on relative total shareholder return. The Committee believes the use of these metrics in our compensation program design is appropriate and promotes consistency with metrics that many investors use to evaluate the Company's financial performance.

Consistent with prior years, our 2024 targets aligned with our publicly disclosed outlook for the year, including the expected negative impact in 2024 from the continued roll-off of COVID-19 pandemic related revenue, which was expected to decline year over year as the societal need for COVID-19 testing, vaccines and therapies continued to reduce. The Committee believes the performance targets it established for 2024 appropriately reflected the dynamic macroeconomic environment and were appropriately challenging. For each financial metric, the Committee set the performance target at a level it believed would represent attractive financial performance within our industry and would require strong execution, while requiring what it believed would be outstanding performance to achieve the maximum payout level. The Committee believes it is important to reward for above-industry performance to support the retention of key talent amidst multiple years of market uncertainty in a highly competitive environment, as our executives are critical to executing on our long-term strategic objectives.

Talent retention awards for executives. In 2024, to incentivize above-market value creation and to retain key executives, in connection with their annual equity awards, each of our NEOs received a special TSR long-term incentive stock option award. The Committee made these awards to retain key talent amidst market uncertainty in a highly competitive environment for key talent, as our executives are critical to executing on our strategic objectives. The awards were designed to further align executive compensation with long-term shareholder value creation:

- **Ensure leadership continuity for the long-term.** The Committee believes the awards will support our talent retention objectives by promoting stability, as the award cliff vests (subject to performance) at the end of the three-year period. The options carry an 8-year term to promote outstanding, long-term financial performance.

- **Further align executive compensation with long-term shareholder value creation.** The Committee believes the awards will incentivize long-term shareholder value creation since the option award will be earned based on the Company's relative TSR out-performance over a three-year period. In order for the award to pay out, the Company must outperform as compared to a high-performing peer group. Structuring the award in the form of options ensures executives will only receive value if the Company's share price appreciates from the Company's share price at the time of grant. This award therefore ensures alignment with shareholders as executives are motivated to take actions that are aligned with long-term value creation.

Underscoring the rigor of this performance incentive opportunity, as of December 31, 2024, the TSR long-term incentive stock option awards were underwater and had zero intrinsic value. For more information on these awards, please see "TSR long-term incentive stock option awards" on page 45.

Talent retention awards for non-executive key talent. Recognizing the importance of retaining key talent below the executive level, amidst such market uncertainty, the Committee also broadly took action to secure and incentivize the ongoing efforts of non-executive key talent, with the grant of special time-based restricted stock units that further enhance the retentive value of their equity stakes in the Company.

* Adjusted EPS and free cash flow are financial measures that are not prepared in accordance with generally accepted accounting principles ("GAAP"). Appendix A to this Proxy Statement defines these and other non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Compensation objectives

The goal of our executive compensation program is to provide market-competitive total compensation programs that promote the achievement of key strategic and financial performance, motivate long-term value creation, align executive officers' interests with those of our shareholders, and attract and retain the best possible executive talent.

Compensation philosophy

We believe the most effective way to achieve these objectives is to reference the market median for target direct compensation, with adjustment for performance and experience, and to offer performance-based incentives tied to clearly articulated performance measures aligned to our key strategic and financial goals that reward our executives for over-performance and hold them accountable for under-performance. This philosophy is the foundation for evaluating and continuously improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

Performance-Based	Shareholder Aligned	Market Competitive
A significant portion of executive compensation should be "at-risk," performance-based pay	Incentives should be structured to create a strong alignment between executives and shareholders on both a short-term and long-term basis	Compensation levels and programs for executives should be competitive relative to the markets in which we operate and compete for talent

By incorporating these core design elements, we believe our executive compensation program is in line with, and supportive of, our objectives of driving and rewarding performance and creating long-term value for our shareholders. In addition, we believe our executive compensation program is effective in attracting and retaining the level of talent we need to successfully manage and grow our business.

Compensation governance practices

To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including mitigating undue risk associated with compensation by using a combination of vehicles that collectively promote the achievement of business results, retention and sustainable long-term value creation, as well as using stock ownership guidelines, a clawback policy, a stock holding requirement for our CEO, and other risk mitigation tools.

The Compensation Committee recognizes that the long-term success of our executive compensation program requires a robust framework of compensation governance, and regularly reviews external executive compensation practices, shareholder feedback and trends and considers them when updating our executive compensation program, as highlighted below.

What we do

- ✓ Deliver the majority of compensation in the form of at-risk, variable pay
- ✓ Align pay with performance and Company strategy
- ✓ Utilize performance metrics closely aligned with the Company's strategic growth drivers
- ✓ Benchmark compensation levels against a peer group of appropriate companies in related industries, of a similar size and business complexity
- ✓ Reference the market median when reviewing compensation for our NEOs
- ✓ Cap maximum payouts for our performance-based incentive plans
- ✓ Clawback policy for the recoupment of compensation in certain situations
- ✓ Robust stock ownership requirements
- ✓ Two year holding requirement on 50% of net stock vesting under the CEO's time- and performance-based restricted stock units
- ✓ Engage an independent compensation consultant
- ✓ Double-trigger change in control provisions
- ✓ Regular shareholder engagement on compensation and other stewardship topics

What we don't do

- ✕ No tax gross ups
- ✕ No plans that encourage excessive risk
- ✕ No guaranteed pay increases
- ✕ No guaranteed bonuses or equity awards
- ✕ No dividends paid on equity awards prior to vesting
- ✕ No hedging or pledging of Company common stock by directors or executives
- ✕ No excessive perquisites
- ✕ No pension or supplemental executive retirement plans ("SERPs")

Components of our annual compensation program

Type	Element	Link to Shareholder Value	Key Features
FIXED	**Base salary**  8% CEO / 13% Other NEOs	Provide market competitive, baseline compensation to attract and retain the best possible executive talent	• Reviewed annually; changes generally effective March/April • Reference market median for all NEOs • Takes into account level of responsibility, time in role, and individual performance
VARIABLE, PERFORMANCE-BASED	**Annual incentive**  17% CEO / 15% Other NEOs	Promote, incentivize and reward the achievement of key strategic and financial performance measures; promote retention	• Cash-based • Reference market median for all NEOs for target total cash (base salary plus target annual incentive) • Maximum opportunity capped at 200% of target • Based on performance goals tied 70% to financial measures (organic revenue growth, adjusted net income, free cash flow)*, and 30% to non-financial strategic measures
	Long-term incentives  75% CEO / 72% Other NEOs **For more information on our long-term incentive mix philosophy, see "2024 annual equity award mix" on page 40.**	**Performance-based restricted stock units** Align interests of executives with those of our shareholders by motivating and rewarding achievement of financial performance and long-term shareholder value; promote retention	• Reward achievement of financial goals (organic revenue growth, adjusted EPS)*, and align interests of executives with those of our shareholders by assessing TSR relative to the 2024 TSR Peer Group over the long-term • Stock-based incentive compensation that, if earned, vests in 3 annual installments, subject to a relative TSR metric based on stock price performance over a three-year performance period
		Stock options Promote the long-term value-creating actions necessary to increase the market value of stock, as award only provides value if our stock price appreciates; promote retention	• Stock-based incentive compensation that vests in 4 equal annual installments
		Time-based restricted stock units Promote long-term retention, stock ownership, and alignment of interests with shareholders	• Stock-based incentive compensation that vests over 3.5 years

* Organic revenue growth, adjusted net income, free cash flow and adjusted EPS are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Pay and performance alignment

For our compensation program to be successful, it needs to effectively align with our key strategic and financial goals. We achieve this by delivering the majority of compensation in the form of at-risk variable pay that is directly tied to clearly articulated strategic and financial performance measures. To ensure alignment with shareholder value creation we also assess total shareholder return ("TSR") relative to the 2024 TSR Peer Group.

The majority of our NEOs' target 2024 compensation is at-risk and variable, with the mix well-aligned to practices of our Peer Group companies. The 2024 target direct compensation mix for our CEO and other NEOs are shown in the table above.

Compensation consultants

In 2024, the Committee in its sole discretion retained Pearl Meyer as its independent compensation consultant. Pearl Meyer does not provide any other services to the Company. The Committee performed its annual independence review of Pearl Meyer and determined that Pearl Meyer's work for the Committee does not raise any conflict of interest. Pearl Meyer reports directly, and provides various executive and director compensation services, to our Compensation Committee, including the following:

- reviews executive and director compensation programs of the Company and its Peer Group (see page 48 for further detail on the Peer Group)
- analyzes the relative performance of the Company
- reviews emerging trends and best practices in executive compensation and director compensation
- provides input on the Company's Proxy Statement disclosure and Company compensation programs
- performs compensation risk assessment

2024 compensation decisions and outcomes

Base salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Decisions regarding individual positioning take into account level of responsibility, time in role, current salary and individual performance, as well as the most relevant external market reference.

In February 2024, the Committee considered the market data collected by Pearl Meyer in combination with the factors listed above. As a result of this review, in February 2024 the Committee approved increases to base salaries for our NEOs ranging from 0.0% to 9.1% as compared to base salaries in effect on December 31, 2023.

Named Executive Officer	2023 Base Salary[1]	2024 Base Salary (Effective March 31, 2024)	Increase
Marc N. Casper	$1,740,000	$1,740,000	—%
Stephen Williamson	$1,024,400	$1,055,132	3.0%
Michel Lagarde	$1,107,250	$1,140,468	3.0%
Gianluca Pettiti	$ 900,000	$ 975,000	8.3%
Frederick Lowery	$ 825,000	$ 900,000	9.1%

(1) As in effect on December 31, 2023.

The base salary increases approved in February 2024 are reflective of prevailing market merit and performance increase practices to ensure that our NEOs' base salary levels remain positioned competitively relative to the market. Mr. Casper did not receive a base salary increase in February 2024, reflecting the Committee's continued focus on long-term, performance-based compensation through equity awards. The base salary increase for Mr. Pettiti was intended to better align his base pay with comparable peer group executive roles, and the base salary increase provided to Mr. Lowery reflected his anticipated promotion to Executive Vice President and his expanded responsibilities.

Annual incentive plan

OVERVIEW

Each year, the Committee approves for each executive an annual target incentive amount expressed as a percentage of the executive's base salary. The 2024 targets are set forth in the "2024 Named Executive Officer annual incentive payouts" table. The final award can range from 0% to 200% of target, depending on the financial and non-financial performance of the Company against pre-set performance targets. In exceptional circumstances, the Committee can apply discretion when determining an achievement factor. In fiscal year 2024, the Compensation Committee did not exercise discretionary authority with regard to our NEOs.

Awards are paid out, if earned, in the first quarter of the following year based on the following methodology:



PERFORMANCE METRIC SELECTION

The financial metrics that we use for our annual incentive plan are designed to promote the achievement of key financial performance measures, and capture what we view as the main financial drivers of shareholder value: maximizing revenue, managing operating expense, controlling other costs, and maintaining process discipline and sound execution. In determining the achievement of the financial measures, the Company's actual performance is then measured relative to the Company's performance goals for 2024 set at the beginning of the year.

To better balance annual incentive plan determinations across financial and non-financial strategic considerations, the Committee also assesses non-financial performance across 3 identified areas of strategic importance. Quantitative and qualitative corporate performance goals are pre-established in 3 categories, and the Compensation Committee evaluates achievement of the goals at year-end and determines the degree to which each defined goal was exceeded, met, or not achieved. These non-financial performance goals are established, and overall achievement of the non-financial performance element of our annual incentive plan is assessed, by reference to our overall goal to deliver on our commitments to all stakeholders and advance our position as the world leader in serving science, which we believe creates value for our shareholders and benefits our employees, customers, and communities.

The Committee selected the financial measures described below and further defined in Appendix A, as opposed to financial measures computed under GAAP, because this is consistent with how management measures and forecasts the Company's performance, and as such, how the Company communicates performance to investors. The use of adjusted measures enables investors and management to compare the Company's performance to the market on a like-for-like basis, which is particularly important given the varying degrees of acquisition across peer companies and the acquisitive nature of the Company.

Measure	Why It Matters
Financial	
Organic revenue growth*	• Strong indicator of our long-term ability to drive shareholder value • Allows comparison of financial results to both acquisitive and non-acquisitive peer companies • Prevalent, industry-relevant measure of growth
Adjusted net income*	• Reflects achievement of our strategic goals by encouraging efficient operations and resource allocations, in order to maximize earnings relative to the revenue environment • Ensures all employees can contribute to the success of the Company
Free cash flow*	• Reflects quality of earnings and cash flows that may be reinvested in our businesses, used to make acquisitions, or returned to shareholders in the form of dividends and/or share repurchases
Non-Financial	
Advancing our strategic position	• Incentivizes executives to support our commitment to matters of strategic importance • Supports the Company's sustainable, long-term performance
Position Company to drive meaningful growth in revenue and adjusted operating income through the strategic plan horizon	• Strong indicator of our long-term ability to drive shareholder value by effectively meeting the needs of our customers in all of the end markets that we serve
Effectively execute capital deployment strategy	• Properly managing the strategic use of capital through acquisitions, dividends, share repurchases and debt repayment is of paramount importance to the Company's long-term financial health

* Organic revenue growth, adjusted net income and free cash flow are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

RIGOROUS GOAL SETTING

In February of each year, the Committee sets challenging annual goals, taking into account Company and industry outlooks for the year, historical and projected growth rates for the Company and its peers, and performance expectations from analysts. The Company's annual operating and 5-year strategic plans serve as the basis of the annual earnings guidance we communicate to investors. The annual operating plan builds on the prior year's results and is based on the anticipated business environment. As a result, the goals established for our annual company performance measures are closely aligned with our annual corporate operating plan and the financial objectives we communicate to investors.

In setting performance goals, the Committee generally establishes standards such that the target payout (100% of target bonus) represents attractive financial performance and can be achieved with strong execution; payouts above target require outstanding performance.

The Committee followed the process described above when establishing our 2024 performance targets. Consistent with prior years, our 2024 targets aligned with our publicly disclosed outlook for the year, including the expected negative impact in 2024 from the continued roll-off of COVID-19 pandemic related revenue, which was expected to decline year over year as the societal need for COVID-19 testing, vaccines and therapies continued to reduce. The Committee believes the performance targets it established for 2024 appropriately reflected the dynamic macroeconomic environment and were appropriately challenging. For each financial metric, the Committee set the performance target at a level it believed would represent attractive financial performance within our industry and would require strong execution, while requiring what it believed would be outstanding performance to achieve the maximum payout level. The Committee believes it is important to reward for above-industry performance to support the retention of key talent amidst multiple years of market uncertainty in a highly competitive environment, as our executives are critical to executing on our long-term strategic objectives.

2024 PERFORMANCE TARGETS AND ACHIEVEMENT DETERMINATIONS



70% FINANCIAL PERFORMANCE

Performance Metric*	Threshold [1] (0%)	Target (100%)	Maximum (200%)	Payout % (Before Weighting)	Weight
Intermediate payouts calculated using linear interpolation					
Organic Revenue Growth[2]	(8.07%)	(1.57%)	0.68%	156.4%	35%
		Actual Performance (0.19%)			
Adjusted Net Income[3]	$6,798M	$8,045M	$8,425M	186.7%	30%
		Actual Performance $8,380M			
Step-wise payouts					
Free Cash Flow[4]	<$6,000M	$6,000M-$6,749M	>6,750M	200%	5%
			Actual Performance $7,324M		
Total earned				**172.5%**	**70%**

* Organic revenue growth, adjusted net income and free cash flow are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

(1) No payout is earned for performance below threshold.

(2) For each 2.00% of organic revenue growth above the threshold, the payout increased proportionately by 25 percentage points to (4.07)% organic revenue growth; for each additional 1.50% of organic revenue growth, the payout increased proportionately by 25 percentage points to (2.57)%; and for each additional 1.00% organic revenue growth thereafter, the payout increased proportionately by 25 percentage points to target. To reflect the increasing additional investment and effort required, for each additional 0.75% of organic revenue growth above (1.57)% and up to (0.82)%, the payout increased proportionately by 25 percentage points; and for each additional 0.50% of organic revenue thereafter, the payout increased proportionately by 25 percentage points, up to a maximum opportunity of 200%.

(3) For each additional $384 million of adjusted net income above the threshold, the payout increased proportionately by 25 percentage points to $7,565 million of adjusted net income; for each additional $288 million of adjusted net income, the payout increased proportionately by 25 percentage points to $7,853; and for each additional $192 million of adjusted net income, the payout increase proportionately by 25 percentage points to target. To reflect the increasing additional investment and effort required, for each additional $127 million of adjusted net income between target and $8,171 million, the payout increased proportionately by 25 percentage points and for each additional $84 million of adjusted net income above $8,171 million, the payout increased proportionately by 25 percentage points up to a maximum opportunity of 200%.

(4) For free cash flow between $6,000 million and $6,749 million, a payout of 100% is achieved, with a maximum payout of 200% achieved for free cash flow at or above $6,750 million. There is no payout for free cash flow below $6,000 million.

ACHIEVEMENT EARNED ON FINANCIAL PERFORMANCE

Based on the formulaic weighted average of the organic revenue, adjusted net income and free cash flow payouts noted above, the Committee concluded an overall achievement of 172.5% of target was earned for the financial performance element.



30% NON-FINANCIAL PERFORMANCE

The Committee assesses performance in our 3 identified areas of strategic importance, taking account of the Company's overall Mission and goal to deliver on our commitments to all stakeholders and advance our position as the world leader in serving science.

Performance Metric	Key Areas of Focus	Key Achievements
Advancing our strategic position	• Continue to focus on the safety of our colleagues • Make progress on our greenhouse gas emission reduction goals • Build on momentum to support our communities through colleague involvement and STEM education • Deepen culture of involvement and inclusion • Drive personal ownership of ethics, quality, safety and regulatory compliance and cybersecurity	• Making strong progress on emissions, renewable energy and waste reduction goals • Over 120,000 volunteer hours undertaken by colleagues • 180K students reached through STEM education programs • Established new customer partnerships to improve access to healthcare • Improved participation, involvement, and inclusion scores on annual colleague engagement survey • Improved year over year safety metrics • Renewed ISO 27001 compliance for cybersecurity program
Position Company to drive meaningful growth in revenue and adjusted operating income through the strategic plan horizon	• Improve Customer Allegiance Score (CAS) vs. 2023 • Significant year of high impact innovation • Continue to deepen the trusted partner status with our customers • Maintain the impact of the PPI Business System • Leverage generative AI and digital tools to drive meaningful impact across the company • Execute projects to leverage company scale to reduce infrastructure cost	• CAS improved versus 2023, further strengthening trusted partner status • Outstanding year of high impact innovation across all product businesses • Stepped up productivity impact of the PPI Business System and embedded AI and digital tools into it • Further increased the scale of our centers of excellence and shared services to continue to reduce operating expense costs
Effectively execute capital deployment strategy	• Successfully close and integrate Olink • Continue momentum with PPD synergies so that we beat the 3 year synergies in 2024 • Maintain strong pipeline of M&A targets	• Closed Olink acquisition and integration well underway • Significantly overachieved year 3 synergies and aligned to drive further material revenue benefits in the future • Maintained strong pipeline of M&A targets
Total Earned		**100%**

ACHIEVEMENT EARNED ON NON-FINANCIAL PERFORMANCE

The Committee determined that as a result of the key achievements noted above, we meaningfully delivered on our commitments to all stakeholders and significantly advanced our position as the world leader in serving science, and therefore concluded an overall achievement of 100% of target was earned for the non-financial performance element.

OVERALL ACHIEVEMENT

After weighing the earned factors for the financial and non-financial performance described above, the Committee concluded that a formulaic payout of 150.7% was earned, reflecting the team's delivery of operational excellence and strong commercial execution in 2024.

HOW WE ARRIVED AT THE 150.7% OVERALL PERFORMANCE SCORE

Performance Measure	Weight	Payout	Weighted Payout
Organic Revenue Growth	35%	156.4%	54.7%
Adjusted Net Income	30%	186.7%	56.0%
Free Cash Flow	5%	200.0%	10.0%
Subtotal Financial	70%	172.5%	120.7%
Non-financial	30%	100.0%	30.0%
Total	100%		150.7%

Overall performance score: **150.7%**

2024 NAMED EXECUTIVE OFFICER ANNUAL INCENTIVE PAYOUTS

As a result of the 150.7% overall performance score, the following payouts were earned in 2024 by our NEOs:

Named Executive Officer	2024 Target (% of Base Salary)[1]	2024 Target Award	2024 Overall Performance Score	2024 Approved Award
Marc N. Casper	210%	$3,654,000	150.7%	$5,506,578
Stephen Williamson	115%	$1,204,711	150.7%	$1,815,500
Michel Lagarde	120%	$1,358,759	150.7%	$2,047,650
Gianluca Pettiti	110%	$1,052,214	150.7%	$1,585,686
Frederick Lowery	100%	$ 881,558	150.7%	$1,328,508

(1) In February 2024, in connection with targeted investments across the Company's incentive programs, the Compensation Committee approved increases in the annual incentive plan target opportunity for each of our NEOs, excluding our CEO, to improve market competitiveness. Mr. Williamson received a target bonus opportunity increase from 110% to 115%; Mr. Lagarde received a target bonus opportunity increase from 115% to 120%; Mr. Pettiti received a target bonus opportunity increase from 100% to 110%; and Mr. Lowery received a target bonus opportunity increase from 90% to 100%.

Long-term incentives

OBJECTIVES

The objectives of our long-term equity incentive program are to align the interests of our executives with those of our shareholders by motivating and rewarding achievement of financial performance and long-term shareholder value and to promote retention of our executive talent. We achieve this by granting our executive officers equity through a combination of vehicles, each serving a different objective.



CEO

50% Performance-Based Restricted Stock Units (at target)

50% Stock Options

Other NEOs

40% Performance-Based Restricted Stock Units (at target)

40% Stock Options

20% Time-Based Restricted Stock Units

2024 ANNUAL EQUITY AWARD MIX

The Compensation Committee believes that awarding performance-based restricted stock units and stock options in equal proportion is appropriate.

Performance-based restricted stock units focus our executives on the most critical areas of performance with key operational metrics, which we believe are aligned with generating long-term shareholder value. However, future conditions cannot always be predicted with certainty, and operating metrics may be affected by macroeconomic factors that are outside of management's control. In such cases, these awards carry the risk of losing their incentive and retentive value.

Stock options directly tie the interests of executives with shareholder value, as stock options only deliver value if the Company's share price appreciates from the Company's share price at the time of grant. The Compensation Committee believes stock options incentivize long-term future earnings or returns, which results in maximum value creation for shareholders over the long-term.

The Compensation Committee also believes **time-based restricted stock units** are a highly effective retention tool, aligning the interests of our executives with those of our shareholders. The Compensation Committee believes bolstering management's ownership of shares further incentivizes maximum value creation for shareholders over the long-term.

The Compensation Committee believes that these equity vehicles are appropriate to incentivize and retain our executives, and to align their interests with the interests of our shareholders.

CEO EQUITY AWARD MIX

In February 2024, in response to shareholder feedback, the Committee changed the mix of our CEO's annual equity grant, to (i) increase the percentage of performance-based restricted stock unit awards to 50% (previously 40%), and (ii) increase the percentage of stock options to 50% (previously 40%). Mr. Casper no longer receives time-based restricted stock units (previously 20%).

KEY FEATURES OF 2024 ANNUAL EQUITY AWARDS

Performance-Based Restricted Stock Units	• 100% performance-based and subject to forfeiture if actual performance results fall below a minimum performance threshold
	• Initial calculation of earned units based on financial performance in the year, subject to a 3-year TSR metric (where target payout requires above median performance compared to peer group)
	• If earned, 3-year ratable vesting (one third per annum, subject to final adjustment based on relative TSR metric)
	• Dividends accrue (in form of dividend equivalents) and paid only to the extent underlying awards are earned and vest
	• CEO awards subject to an additional 2-year holding requirement on 50% of shares delivered upon vesting
	• Align interests of executives with those of our shareholders by motivating and rewarding achievement of financial performance and long-term shareholder value; promote retention
Stock Options	• 100% performance-based, as award has no value unless stock price appreciates over time
	• 4-year ratable vesting (one quarter per annum)
	• Exercise price equal to closing price on date of grant
	• 8-year term promotes long-term value-creating actions and retention; beginning in 2025, term increased to 10 years, further promoting value-creation and retention
Time-Based Restricted Stock Units	• 3.5-year vesting (15%, 25%, 30% and 30% after 6, 18, 30 and 42 months, respectively)
	• Dividends accrue (in form of dividend equivalents) and paid only on vested awards
	• Promote long-term retention, stock ownership, and alignment of interests with shareholders

To promote retention, awards generally provide that any unvested awards are forfeited upon termination of service, except as described in the section titled "Treatment of equity."

2024 NAMED EXECUTIVE OFFICER EQUITY AWARDS

As further discussed in "Annual compensation review" on page 47, the Committee reviewed the Peer Group information provided by Pearl Meyer, Company and business unit performance, individual performance, prevailing market trends, feedback from shareholders, and the views of both the CEO (in the case of the other NEOs) and the other non-employee directors of the Board, and applied its judgment to determine that the following equity awards were appropriate, and aligned with our compensation philosophy and our strategic market positioning. The target values and actual award values as of the grant date in February 2024 of the awards made to each of our NEOs are reflected in the table below. The difference between the approved target value and the actual grant date value reported below and in the compensation tables that follow reflects the variation between the 20-day average stock price ending 5 trading days prior to the Compensation Committee meeting, which is used to calculate the target award value, and the closing price of our common stock on the grant date, which is used as the basis for calculating the actual grant date value for accounting purposes, as well as other minor differences in the option pricing variables used for each calculation.

| | | Grant Date Accounting Value of 2024 Award | | | |
Named Executive Officer	**Approved Target 2024 LTI Award Value**	**Stock Options**	**Time-Based Restricted Stock Units**	**Performance-Based Restricted Stock Units**	**Total Reported 2024 LTI Award Value**
Marc N. Casper	$16,000,064	$8,117,862	$ —	$8,194,766	$16,312,628
Stephen Williamson	$ 5,400,079	$2,191,648	$1,086,903	$2,212,733	$ 5,491,284
Michel Lagarde	$ 6,250,012	$2,536,765	$1,257,734	$2,561,075	$ 6,355,574
Gianluca Pettiti	$ 5,749,915	$2,334,239	$1,157,115	$2,355,672	$ 5,847,026
Frederick Lowery	$ 4,250,036	$1,725,408	$ 855,259	$1,741,149	$ 4,321,815

2024 PERFORMANCE-BASED RESTRICTED STOCK UNITS

Performance metric selection

Our performance-based restricted stock unit awards are directly tied to clearly articulated strategic and financial performance measures. To ensure alignment with shareholder value creation, we also assess TSR relative to the 2024 TSR Peer Group. Further details on these metrics are provided in the table below:

Financial Measure	**Why It Matters**
Organic revenue growth*	• Strong indicator of our long-term ability to drive shareholder value • Allows comparison of financial results to both acquisitive and non-acquisitive peer companies • Prevalent, industry-relevant measure of growth
Adjusted earnings per share ("adjusted EPS")*	• Prevalent, industry-relevant measure of delivery of shareholder value • Metric is closely followed by shareholders, analysts and investors
Total shareholder return	• Offers clear alignment between the interests of management and shareholders • Summary indicator of long-term performance, measured against the 2024 TSR Peer Group • Relative (as opposed to absolute) nature of goals accounts for macroeconomic factors impacting the broader market

*   Organic revenue growth and adjusted EPS are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Rigorous goal setting

We set challenging goals for organic revenue growth and adjusted EPS following the process described on page 36. With regard to these measures for this 3-year award, performance is measured over the fiscal year in which the award is made. The Committee believes a one-year measurement period for these metrics is appropriate given the dynamic and acquisitive nature of the Company. The incorporation of the financial results of the acquired entities into the Company's financial results that would occur over a longer measurement period could undermine the program rigor, resulting in an undue windfall to participants. To mitigate against this scenario, we use a one-year measurement period to incentivize executives to achieve these metrics, but ensure long-term retention of executives through the use of a 3-year vesting period. In addition, the incorporation of a long-term, 3-year relative TSR metric ensures executives' interests are aligned with those of shareholders with regard to the Company's performance over the long-term. Finally, by using performance-based restricted stock units that vest over a 3-year period, the Committee incentivizes executives to take a long-term view, as any impact to the Company's long-term performance will decrease the realizable value of the executive's award.

2024 financial performance targets and achievement before relative TSR metric is applied

The performance targets and level of payout that apply to awards made in February 2024 are structured in a matrix, meaning that strong performance is required with respect to both organic revenue growth and adjusted EPS to earn an above-target payout.

The weighting of the financial performance targets for 2024 were:

	Organic Revenue Growth (50%)[1][2]	Adjusted EPS (50%)[1][2]
Threshold (0% payout on each measure, total payout of 0%)	Less than (6.08)%	Less than $18.74
Baseline (50% payout on each measure, total payout of 100%)	(1.57)% to (0.83)%	$21.00 to $21.33
Maximum (100% payout on each measure, total payout of 200%)	0.68% and above	$22.00 and above
Actual Results	(0.19)%	$21.86
Payout Factor	163%	

[1] There are a variety of payout scenarios for financial results between the threshold and maximum levels. Payouts under the program are step-wise, based on standalone organic revenue growth in equal proportion to adjusted EPS, with no graduated payout at intermediate points.

[2] Consistent with prior years, our 2024 targets aligned with our publicly disclosed outlook for the year, including the expected negative impact in 2024 from the continued roll-off of COVID-19 pandemic related revenue, which was expected to decline year over year as the societal need for COVID-19 testing, vaccines and therapies continued to reduce. The Committee believes the performance targets it established for 2024 appropriately reflected the dynamic macroeconomic environment and were appropriately challenging. For each financial metric, the Committee set the performance target at a level it believed would represent attractive financial performance within our industry and would require strong execution, while requiring what it believed would be outstanding performance to achieve the maximum payout level. The Committee believes it is important to reward for above-industry performance to support the retention of key talent amidst multiple years of market uncertainty in a highly competitive environment, as our executives are critical to executing on our long-term strategic objectives.

One-third of the total number of units earned vested on February 28, 2025, and the same number of restricted units will vest on both the first anniversary and the second anniversary of this vesting date (subject to adjustment based on our TSR, as discussed below), so long as the executive is employed by the Company on each such date (subject to certain exceptions).

PERFORMANCE ACHIEVEMENT BEFORE APPLICATION OF RELATIVE TSR METRIC

Actual organic revenue growth for the year was (0.19)% and actual adjusted earnings per share for the year was $21.86, resulting in a payout of 163% before the application of the relative TSR metric.

TSR metric

For the 2024 compensation cycle, the Committee reviewed and updated the peer group used for measuring TSR. Updates to the 2024 TSR Peer Group are generally aligned with changes to the Peer Group based on relevance from a revenue, market capitalization, and operational complexity standpoint.

At the end of the 3-year performance period beginning on January 1, 2024 and ending on December 31, 2026, the Company's 3-year TSR for the performance period will be measured against the 2024 TSR Peer Group:

2024 TSR Peer Group

3M Company	Cisco Systems, Inc.	Merck KGaA
Abbott Laboratories	CSX Corporation	NIKE, Inc.
AbbVie Inc.	Danaher Corporation	PepsiCo, Inc.
Amgen Inc.	Eli Lily and Company	Pfizer, Inc.
AstraZeneca plc	Gilead Sciences Inc.	Stryker Corporation
Automatic Data Processing, Inc.	Honeywell International Inc.	Texas Instruments Incorporated
Becton, Dickinson and Company	IQVIA Holdings Inc.	The Boeing Company
Boston Scientific Corp.	Johnson & Johnson	The PNC Financial Services Group, Inc.
Bristol-Myers Squibb Company	Medtronic, Inc.	The Procter & Gamble Company
Broadcom Inc.	Merck & Co., Inc.	Thermo Fisher Scientific Inc.

The number of performance-based restricted stock units finally distributed on the third and final vesting date in 2027 will be subject to adjustment based on the Company's relative performance against this high-performing 2024 TSR Peer Group, as shown below:

3-Year TSR Performance	Adjustment to Final Distribution	Impact on Total Earned Shares
Increase in Payout		
Top Quartile (75th percentile or greater)	+30%	+10%
2nd Quartile (50th—74th percentile)	+15%	+5%
Decrease in Payout		
3rd Quartile (25th—49th percentile)	-15%	-5%
Bottom Quartile (24th percentile or below)	-30%	-10%

To earn an upward further adjustment based on relative TSR, the Company will need to deliver exceptional performance, as TSR performance in the bottom half of the 2024 TSR Peer Group will result in a downward adjustment to the amount of total shares earned.



RELATIVE TSR DETERMINATION FOR 2022 PERFORMANCE-BASED RESTRICTED STOCK UNIT GRANT

In February 2023, the Compensation Committee certified the payout level of the performance-based restricted stock unit awards granted to our executives in February 2022 ("2022 PSUs"), prior to the application of the TSR metric, at 175%. The 2022 PSUs were eligible to be earned based on achievement versus an organic revenue growth* goal and an adjusted EPS* goal, measured over the fiscal year in which the award was made.

The 2022 PSUs were also subject to further adjustment based on the Company's relative TSR performance. The Company's TSR for the 3-year performance period beginning on January 1, 2022 and ending on December 31, 2024 was measured against the companies shown in the peer group below (the "2022 TSR Peer Group") at the end of the three-year vesting cycle.

2022 TSR Peer Group

3M Company	Cigna Corporation	Medtronic, Inc.
Abbott Laboratories	Cisco Systems, Inc.	Merck & Co., Inc.
AbbVie Inc.	CSX Corporation	Merck KGaA
Amgen Inc.	Danaher Corporation	NIKE, Inc.
AstraZeneca plc	Eaton Corporation plc	Pfizer, Inc.
Automatic Data Processing, Inc.	Eli Lily and Company	Stryker Corporation
Becton, Dickinson and Company	Gilead Sciences Inc.	Texas Instruments Incorporated
Biogen Inc.	Honeywell International Inc.	The Boeing Company
Boston Scientific Corp.	Illinois Tool Works Inc.	The PNC Financial Services Group, Inc.
Bristol-Myers Squibb Company	Johnson & Johnson	Thermo Fisher Scientific Inc.

* Organic revenue growth and adjusted EPS are financial measures that are not prepared in accordance with GAAP. Appendix A to this Proxy Statement defines these non-GAAP financial measures.

PERFORMANCE ACHIEVEMENT AFTER APPLICATION OF RELATIVE TSR METRIC

The 2022 PSUs were earned at 175% prior to the application of the relative TSR metric. Thermo Fisher's actual 3-year relative TSR was in the 14th percentile of the 2022 TSR Peer Group, and the payout level was further adjusted downward by 10%, resulting in a final payout level of 157.5%. In order to effectuate this further adjustment, the third tranche of the award, which vested in February 2025, was reduced by 30%.

The table below shows the target and earned 2022 PSUs for those NEOs who had received this grant.

Named Executive Officer	Target Number of Shares	Total Number of Shares Earned Prior to Application of TSR Metric	Total Number of Shares Earned After Application of TSR Metric
Marc N. Casper	9,462	16,559	14,903
Stephen Williamson	2,959	5,178	4,660
Michel Lagarde	3,613	6,323	5,690
Gianluca Pettiti	2,753	4,818	4,336
Frederick Lowery	2,409	4,216	3,794

TSR LONG-TERM INCENTIVE STOCK OPTION AWARDS

Purpose. Throughout 2023, the Committee engaged in an ongoing review of the Company's continuity of leadership for the next several years and considered its importance to the Company's strategy. Based on this review, in February 2024, in connection with the annual equity grants, the Committee approved a performance-based stock option program for senior leaders, including our NEOs (the "2024 performance-based options"). The Committee made these exclusively performance-based awards to retain key talent amidst market uncertainty in a highly competitive talent environment to support the execution of our growth initiatives and strategic objectives.

The awards were also designed to further align executive compensation with long-term shareholder value creation:

- **Ensure leadership continuity for the long-term.** The Committee believes the awards will support our talent retention objectives by promoting stability, as the award cliff vests (subject to performance) at the end of the three-year period, without any interim vesting opportunities. The options carry an 8-year term to promote outstanding long-term financial performance.

- **Further align executive compensation with long-term shareholder value creation.** The Committee believes the awards will incentivize both absolute and relative long-term shareholder value creation since the option award will be earned based on the Company's relative TSR out-performance over a three-year period. In order for the award to pay out, the Company must outperform as compared to a high-performing peer group. Structuring the award in the form of options ensures executives will only receive value if the Company's share price appreciates from the Company's share price at the time of grant. This award therefore ensures alignment with long-term shareholders as executives are motivated to take actions that are aligned with long-term value creation.

Competitive market positioning. In approving the value of the 2024 performance-based options, the Committee considered market benchmarks for overall positioning of our executive officers among our immediate and broader industry peers, the costs associated with a potential need to attract executives of similar caliber and proven track record of success, and the strategic priority to drive successful execution of our strategic initiatives to support sustained above-market out-performance, both on an absolute and relative basis. The grant date fair value of the 2024 performance-based option award was $6,352,907 for Mr. Casper, $2,588,149 for Mr. Williamson, $3,105,831 for Mr. Lagarde, $2,823,471 for Mr. Pettiti, and $1,882,314 for Mr. Lowery. Underscoring the rigor of this performance incentive opportunity, as of December 31, 2024, the TSR long-term incentive stock option awards were underwater and had zero intrinsic value.

Terms. To earn a payout, the Company needs to deliver exceptional, sustained performance against the 2024 TSR Peer Group defined above.

Relative TSR is measured for the period beginning on January 1, 2024 and ending on December 31, 2026 (the "TSR Performance Period").

- For maximum vesting of 100%, Thermo Fisher's TSR must rank in the top ten companies (i.e., top third) for the full 3-year TSR Performance Period. If this occurs, 100% of the options will cliff vest in February 2027. There is no upside opportunity for the performance options to be earned above 100%. This design allows management to focus on long-term value, decreasing the risk that management would make short-term decisions to maximize vesting in a particular year.

- To preserve the retentive and motivational value of the award, if the performance condition is not met for the full TSR Performance period, each year of the TSR Performance Period will be measured independently, and if Thermo Fisher's TSR ranks in the top ten companies (i.e., top third) (i) for one period, 20% of the award will cliff vest in February 2027, (ii) for two periods, 40% of the award will cliff vest in February 2027, and (iii) for all 3 one-year periods, 60% of the award will cliff vest in February 2027.

- If Thermo Fisher's TSR does not rank in the top ten companies for the full 3-year TSR Performance Period, or for any year of such period measured independently, the award will be forfeited.

Other terms. The exercise price for these options is equal to the closing price on the date of grant ($552.85). The options, if earned, will only deliver value if the Company's share price appreciates over the 8-year term. The Committee believes this grant will promote long-term value creating actions and retention.

This award is also subject to the clawback provisions set forth in our clawback policy, which is described in further detail on page 50.

Other compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other eligible employees.

Benefit	Key features
401(k) plan	• Tax qualified retirement savings plan for U.S.-based employees • Contributions matched 1:1 up to the first 6% of compensation deferred • 2024 cap on matching contributions of 6% of $345,000 • Contributions are fully vested on contribution • Matching contributions for employees vest after two years of employment
Deferred compensation plan	• Available to executives and certain other highly-compensated employees • Participants can defer receipt of up to 75% of annual salary and/or bonus until either employment ceases or a future date prior to termination • Contributions matched 1:1 on the first 6% of pay that is deferred over the 401(k) limit
Perquisites	• Executive long-term disability insurance • Executive life insurance • Executive physical benefit • Executive financial planning services (except for the CEO) • A $3 million term life insurance policy for the CEO • Limited non-business use of the corporate aircraft • Security services, including home security systems, monitoring and additional personal security services for the CEO • No tax gross-ups are provided on any perquisites
Severance and change in control benefits	• Executives are entitled to specified benefits on termination in certain circumstances • 'Double trigger' change in control agreements • No tax gross-ups

Executive compensation decision-making process

Compensation oversight

The Committee, which is comprised solely of independent directors, is responsible for discharging the Board's responsibilities relating to the compensation of our executives, including our CEO.

The Committee has overall responsibility for approving and evaluating all of our compensation plans, policies and programs as they affect our executives. This includes reviewing and approving the compensation of the executives, approving performance goals, reviewing the achievement of performance goals at year end, administering our equity programs, and reviewing and recommending to the Board management succession plans.

Annual compensation setting process

The Compensation Committee undertakes a number of activities each year. The primary areas of focus are discussed in more detail below.

Q1

- Review of executive annual incentive pool
- Review Company and executive performance and approve achievement of prior year performance metrics
- Approve performance metric selection
- Approve executive base salaries and target annual incentive
- Proxy Statement review
- Conduct annual risk assessment on our global compensation programs and policies

Q2

- Review proxy advisory firms' analyses of current Proxy Statement
- Review voting results from annual shareholders meeting
- Discuss investor outreach regarding executive compensation
- Propose director equity grants for current year

Q4

- Confirmation of executive compensation philosophy/review of potential changes
- Committee charter review
- Equity program and pool review
- Consider shareholder feedback from governance outreach discussions

Q3

- Management talent and succession plan review and discussion
- Review of compensation peer group
- Engagement of independent compensation consultant
- Review results of executive competitive assessment
- Committee self-evaluation

Annual compensation review

Typically, during the first quarter of each calendar year, the Committee conducts an annual compensation review. As part of this review, the Committee reviews information provided by its independent compensation consultant, Pearl Meyer, and recommendations presented by the CEO (for the other executive officers) with respect to annual base salary increases, annual incentive opportunities and equity grant sizes and mix.

In reaching its decisions, the Committee applies its judgment to determine and set the appropriate mix and level of compensation for the executives. A range of perspectives is taken into account, including the Peer Group information provided by Pearl Meyer, Company and business unit performance, individual performance, prevailing market trends, feedback from shareholders, and the views of both the CEO and the other non-employee directors of the Board. The Committee then approves any changes to base salaries, bonus opportunities, and equity grant sizes and mix. As a final step, the Committee considers each element of pay in isolation and collectively, to ensure that in combination the overall total compensation is aligned with the Company's compensation philosophy and our strategic market positioning.

Compensation Peer Group

Factors considered in determining the Peer Group. Each year the Committee reviews the companies that are included in the compensation peer group (the "Peer Group"), which is used as a reference point to review and set executive compensation. In determining appropriate companies for inclusion in the Peer Group, the Committee considers a number of factors, including industry, revenue and market capitalization, as a means to assess size relative to the Company.

Determination regarding Peer Group. As part of its annual process, in July 2023, the Committee undertook a comprehensive review of the Peer Group. As a result of a recent large acquisition undertaken by Cigna Corporation, the company was determined to fall outside one or more of the defined size parameters and was removed from the Peer Group. Two companies, PepsiCo, Inc. and Broadcom Inc., were added to the Peer Group, reflecting their relevance from a revenue, market capitalization and operational complexity standpoint. The Peer Group, as modified in July 2023, was used as a reference point to review and set executive compensation in February 2024 (the "Peer Group").

Peer Group

3M Company	Cisco Systems, Inc.	Merck & Co., Inc.
Abbott Laboratories	Danaher Corporation	NIKE, Inc.
AbbVie Inc.	Eli Lilly and Company	PepsiCo, Inc.
Amgen Inc.	Gilead Sciences Inc.	Pfizer, Inc.
Becton Dickinson and Company	Honeywell International Inc.	The Procter & Gamble Company
Bristol-Myers Squibb Company	Johnson & Johnson	Texas Instruments Incorporated
Broadcom Inc.	Medtronic plc	

Our positioning relative to the Peer Group. The following chart illustrates the Company's size compared to the Peer Group median of revenues and market capitalization, using data provided to the Committee. At the time of this review in July 2023, the Peer Group companies ranged from 0.4x to 2.3x of Thermo Fisher's revenue and 0.25x to 2.3x of our market capitalization.



Determination regarding 2025 Peer Group. In July 2024, the Committee conducted its annual review of the Peer Group and removed 3M Company from our Peer Group, due to a recent divestiture which reduced its relevance to the Company from an industry and revenue perspective. The Peer Group, as modified in July 2024, was used as a reference point to review and set executive compensation in February 2025 (the "2025 Peer Group").

Our positioning relative to the 2025 Peer Group. The following chart illustrates the Company's size compared to the 2025 Peer Group median of revenues and market capitalization, using data provided to the Committee. At the time of this review in July 2024, the 2025 Peer Group companies ranged from 0.4x to 2.16x of Thermo Fisher's revenue and 0.32x to 3.89x of our market capitalization.



Strategic pay positioning

The Committee considers compensation data based on practices in the Peer Group when reviewing executive compensation for the NEOs. While this reference is just one consideration in the decision-making process, the Committee has established guidelines around the strategic positioning of pay within a range that is deemed to be market competitive.

Base Salary	median
Target Total Cash[1]	median
Target Direct Compensation[2]	median
Target Compensation[3]	median

(1) Base salary and target annual incentive

(2) Base salary, target annual incentive and target LTI

(3) Base salary, target annual incentive, target LTI, change in pension value and nonqualified deferred compensation earnings, and all other compensation

The individual positioning of pay will still vary as the Committee takes into account a range of factors (e.g. tenure, experience, performance, scope of role) when determining pay levels.

Managing compensation risk

The Committee believes that the Company's executive compensation program supports its executive compensation objectives without encouraging management to take unreasonable risks. The Committee has reviewed the Company's key compensation policies and practices and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on the Company. The following features have a positive impact in managing compensation risk.

Support long-term view and sustainability of Company	• Appropriate peer group is used and market median is referenced • Appropriate balance of fixed and variable pay, with emphasis on long-term compensation • Incentive plans focus on key financial and strategic goals to align to the Company's long-term business strategy • Rigorous stock ownership requirements • Additional two-year stock holding requirement on 50% of shares delivered upon vesting applied to all CEO restricted stock units
Ability to recoup compensation	• Comprehensive clawback policy and recoupment provisions in award agreements
Committee oversight	• Annual compensation program risk assessment • Assessment considers program design and payouts

Compensation policies

Stock ownership guidelines

The Committee has adopted stock ownership guidelines that require our executives to hold shares of the Company's common stock with a value equal to a specified multiple of their base salary (six times (6x) base salary for our CEO, and three times (3x) base salary for our other executives). These guidelines help ensure that our executives build and maintain a long-term ownership stake in the Company, which aligns their financial interests with those of the Company's shareholders.

Executives have 5 years from the date of their appointment to attain the ownership levels. For purposes of the guidelines, the value of an executive's stock ownership includes all shares of the Company's common stock owned by the executive outright and the value of unvested time-based restricted stock units. As of December 31, 2024, all of our NEOs were in compliance with this policy.

Stock holding requirement for CEO

In addition to stock ownership guidelines, the CEO has additional stock holding requirements to increase the accountability of his particular role. All time- or performance-based restricted stock units awarded to Mr. Casper are subject to a requirement that at least 50% of the net shares delivered upon vesting be held for at least two years, subject to certain exceptions. This provides further alignment of his long-term interests with those of the Company's shareholders.

Insider trading policy; anti-hedging and anti-pledging policies

We have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, and officers. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, among other things.

The Company's Insider Trading Policy (the "Insider Trading Policy") also addresses hedging, pledging and other transactions which might give the appearance of impropriety. Under the Insider Trading Policy, officers and directors of the Company are prohibited from engaging in any of the following types of transactions:

- short sales of Company securities
- purchases or sales of puts or calls
- transactions involving financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Company securities
- borrowing against Company securities held in a margin account or pledging Company securities as collateral for a loan

Employees who are not insiders or officers are generally permitted to engage in transactions designed to hedge or offset market risk.

In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to the Insider Trading Policy, a copy of which can be found as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC.

No unearned dividend equivalents

With respect to restricted stock units, dividend equivalents or dividends, as applicable, are paid out only on shares actually received.

Clawback

CLAWBACK POLICY

Effective as of October 2, 2023, we adopted an updated clawback policy that complies with the recently adopted final SEC rules and applies to all incentive awards received on or after October 2, 2023. Under the updated clawback policy, in the event of an accounting restatement, we have the right to recoup incentive-based compensation to the extent it was awarded in the prior 3 completed years and that should have resulted in the executive receiving a lower amount of compensation had our financial results been properly reported.

ADDITIONAL RECOUPMENT PROVISIONS IN EQUITY AWARD AGREEMENTS REGARDING MISCONDUCT

Our equity award agreements also provide for the recoupment of all or part of any proceeds received upon the sale of awards that settled as much as 12 months prior to any breach by the executive of any non-competition, non-solicitation, confidentiality or similar covenant or agreement with us.

Equity agreements for grants made from 2020 onwards also provide for the recoupment of all or part of any proceeds received upon the sale of awards that settled as much as 12 months prior to any illegal or gross misconduct resulting in termination, or a breach by an executive of his or her fiduciary duty to the Company.

Tax considerations

Effective January 1, 2018, the exemption from the Code Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our executives in excess of $1 million is generally not deductible unless it qualifies for transition relief. The Company will utilize the transition relief provisions for eligible compensation to the extent possible.

Compensation Committee report

The members of the Company's Compensation Committee hereby state:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management, and based on such review and discussions, we have recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

By: **Dion J. Weisler (Chair)** **James C. Mullen**
R. Alexandra Keith **Scott M. Sperling**

Executive compensation tables

Summary compensation table

The following table summarizes compensation for services to the Company earned during the last 3 fiscal years (where applicable) by the Company's NEOs.

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total
Marc N. Casper Chairman, President and Chief Executive Officer	2024	$1,740,000	$ 8,194,766	$14,470,769	$5,506,578	$537,486	$30,449,599
	2023	$1,730,027	$ 8,357,021	$ 5,536,313	$2,623,068	$730,240	$18,976,669
	2022	$1,687,260	$10,336,396	$ 9,861,822	$5,547,713	$775,718	$28,208,909
Stephen Williamson Senior Vice President and Chief Financial Officer	2024	$1,047,575	$ 3,299,636	$ 4,779,797	$1,815,500	$145,073	$11,087,581
	2023	$1,014,577	$ 2,535,540	$ 1,680,428	$ 805,777	$203,937	$ 6,240,259
	2022	$ 974,808	$ 2,340,271	$ 1,564,106	$1,762,843	$211,045	$ 6,853,073
Michel Lagarde Executive Vice President and Chief Operating Officer	2024	$1,132,299	$ 3,818,809	$ 5,642,596	$2,047,650	$136,963	$12,778,317
	2023	$1,099,210	$ 3,025,589	$ 2,004,706	$ 912,674	$206,712	$ 7,248,891
	2022	$1,068,630	$ 2,856,932	$ 1,910,056	$2,020,353	$207,552	$ 8,063,523
Gianluca Pettiti Executive Vice President	2024	$ 956,558	$ 3,512,787	$ 5,157,710	$1,585,686	$127,683	$11,340,424
	2023	$ 868,836	$ 2,449,680	$ 1,622,562	$ 627,299	$163,506	$ 5,731,883
	2022	$ 768,630	$ 2,176,836	$ 1,455,183	$1,263,628	$ 76,430	$ 5,740,707
Frederick Lowery Executive Vice President	2024	$ 881,558	$ 2,596,408	$ 3,607,722	$1,328,508	$115,181	$ 8,529,377

(1) Reflects salary earned for the year.

(2) These amounts represent the aggregate grant date fair value of restricted stock unit awards made during 2024, 2023 and 2022, respectively, calculated in accordance with ASC 718. For information on the valuation assumptions with respect to these awards, refer to note 15 of the Thermo Fisher financial statements in the Form 10-K for the year ended December 31, 2024, as filed with the SEC. For performance-based restricted stock unit awards made in February 2024, these amounts reflect the grant date fair value of such awards at the time of grant based upon the probable outcome (earning 100% of target) at the time of grant. The value of the performance-based restricted stock unit awards at the grant date in February 2024 assuming that the highest level of performance conditions was achieved was $18,028,259, $4,867,788, $5,634,253, $5,182,365, and $3,830,639 for Messrs. Casper, Williamson, Lagarde, Pettiti, and Lowery, respectively. The amounts reflected in this column do not represent the actual amounts paid to or realized by the NEO for awards made during 2024, 2023 and 2022.

(3) These amounts represent the aggregate grant date fair value of stock option awards made during 2024, 2023 and 2022, respectively, calculated in accordance with ASC 718. For information on the valuation assumptions with respect to these awards, refer to note 15 of the Thermo Fisher financial statements in the Form 10-K for the year ended December 31, 2024, as filed with the SEC. For performance-based stock option awards made to Messrs. Casper, Williamson, Lagarde, Pettiti, and Lowery in February 2024, these amounts reflect the grant date fair value of such awards using a Monte Carlo simulation model. The amounts reflected in this column do not represent the actual amounts paid to or realized by the NEO for awards made during 2024, 2023 and 2022.

(4) Reflects compensation earned for the year but paid early in the subsequent year.

(5) The amounts presented in this column are detailed in the table below and include (a) matching contributions made on behalf of the NEOs by the Company pursuant to the Company's 401(k) plan, (b) premiums paid by the Company with respect to long-term disability insurance for the benefit of the NEOs, (c) matching contributions made on behalf of the NEOs by the Company pursuant to the Company's non-qualified deferred compensation plan, (d) dividends accrued in the form of dividend equivalents on restricted stock units, excluding the impact to the number of performance-based restricted stock units based on relative TSR performance, (e) financial planning services, (f) premiums paid by the Company with respect to executive group term life insurance, (g) access to executive physicals, and (h) with respect to Mr. Casper, premiums paid by the Company for a term life insurance policy for the benefit of Mr. Casper, personal security services, and the incremental cost to the Company of his non-business use of Company aircraft as authorized by the Compensation Committee, which has determined that such aircraft usage increases the security, availability, and productivity of the CEO, providing substantial benefits that justify the cost.

Name	Matching 401(k) Contributions	Long-term Disability Insurance Premiums	Matching Deferred Compensation Plan Contributions	Dividend Equivalents	Financial Planning Services	Term Life Insurance Policy	Personal Security Services	Personal Aircraft Usage	Other	Total All Other Compensation
Marc N. Casper	$20,700	$2,513	$241,084	$19,736	$ —	$12,487	$15,966	$225,000	$ —	$537,486
Stephen Williamson	$20,700	$2,843	$ 90,458	$ 8,936	$16,730	$ —	$ —	$ —	$5,406	$145,073
Michel Lagarde	$20,700	$3,001	$101,952	$10,698	$ —	$ —	$ —	$ —	$ 612	$136,963
Gianluca Pettiti	$20,700	$2,724	$ 74,226	$ 8,881	$16,730	$ —	$ —	$ —	$4,422	$127,683
Frederick Lowery	$20,700	$2,428	$ 61,180	$ 8,737	$16,730	$ —	$ —	$ —	$5,406	$115,181

Grants of plan-based awards for 2024*

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold	Target(1)	Maximum	Threshold(2)	Target(2)	Maximum(2)				
Marc N. Casper		—	$3,654,000	$7,308,000							
	2/21/2024				—	14,562	32,036				$8,194,766
	2/21/2024				—	48,756	48,756			552.85	$6,352,907
	2/21/2024								45,374	$552.85	$8,117,862
Stephen Williamson		—	$1,204,711	$2,409,422							
	2/21/2024				—	3,932	8,650				$2,212,733
	2/21/2024				—	19,863	19,863			552.85	$2,588,149
	2/21/2024							1,966			$1,086,903
	2/21/2024								12,250	$552.85	$2,191,648
Michel Lagarde		—	$1,358,759	$2,717,518							
	2/21/2024				—	4,551	10,012				$2,561,075
	2/21/2024				—	23,836	23,836			552.85	$3,105,831
	2/21/2024							2,275			$1,257,734
	2/21/2024								14,179	$552.85	$2,536,765
Gianluca Pettiti		—	$1,052,214	$2,104,427							
	2/21/2024				—	4,186	9,209				$2,355,672
	2/21/2024				—	21,669	21,669			552.85	$2,823,471
	2/21/2024							2,093			$1,157,115
	2/21/2024								13,047	$552.85	$2,334,239
Frederick Lowery		—	$ 881,558	$1,763,116							
	2/21/2024				—	3,094	6,807				$1,741,149
	2/21/2024				—	14,446	14,446			552.85	$1,882,314
	2/21/2024							1,547			$ 855,259
	2/21/2024								9,644	$552.85	$1,725,408

* All equity awards made during 2024 were granted under the Company's Amended and Restated 2013 Stock Incentive Plan.

(1) Target awards are based on a percentage of the NEO's salary (see "Compensation discussion and analysis—Annual incentive plan" on page 35 and "Compensation discussion and analysis—2024 Named Executive Officer annual incentive payouts" on page 39).

(2) Represents the threshold, target and maximum number of achievable shares pursuant to (i) a performance-based restricted stock unit award granted on February 21, 2024 (see "Compensation discussion and analysis — Long-term incentives" on page 40 and "Compensation discussion and analysis — Long-term incentives — 2024 performance-based restricted stock units" on page 41) and (ii) a performance-based stock option award granted on February 21, 2024 which vests, if at all, in part or in whole, in one installment on February 28, 2027 (see "Compensation discussion and analysis — Long-term incentives — TSR long-term incentive stock option awards" on page 45).

(3) Represents a time-based restricted stock unit award which vests over a 3.5 year period, according to our standard schedule. (See "Compensation discussion and analysis — Long-term incentives" on page 40.)

(4) Represents a stock option award which vests in equal annual installments over a 4-year period. (See "Compensation discussion and analysis — Long-term incentives" on page 40.)

(5) These amounts represent the aggregate grant date fair value of stock option and restricted stock unit awards made during 2024, calculated in accordance with ASC 718. For performance-based awards, these amounts reflect the grant date fair value of such awards based upon the probable outcome at the time of grant. For information on the valuation assumptions with respect to these awards, refer to note 15 of the Thermo Fisher financial statements in the Form 10-K for the year ended December 31, 2024, as filed with the SEC.

Outstanding equity awards at 2024 fiscal year-end

	Option Awards					Stock Awards			
Name	Unexercised and Exercisable	Unexercised and Unexercisable[1]	Unexercised and Unearned 2024 Performance-Based Option	Option Exercise Price	Option Expiration Date	Unvested RSUs[1]	Unvested RSUs	Unearned and Unvested PRSUs	Unearned and Unvested PRSUs
Marc N. Casper	71,250	—	—	$253.99	2/26/2026	—	—	—	—
	54,550	—	—	$309.63	2/25/2027	—	—	—	—
	53,730	—	—	$418.32	9/9/2027	—	—	—	—
	30,637	10,213[2]	—	$458.81	2/23/2028	—	—	—	—
	18,255	18,256[3]	—	$528.58	2/23/2030	—	—	—	—
	8,276	24,828[4]	—	$548.40	2/22/2031	—	—	—	—
	—	45,374[5]	—	$552.85	2/21/2032	—	—	—	—
	—	—	48,756[6]	$552.85	2/21/2032	—	—	—	—
	—	—	—	—	—	1,420[10]	$ 738,727	—	—
	—	—	—	—	—	2,998[11]	$1,559,650	—	—
	—	—	—	—	—	5,519[13]	$2,871,149	—	—
	—	—	—	—	—	—	—	14,562[15]	$7,575,589[16]
Stephen Williamson	19,650	—	—	$253.99	2/26/2026	—	—	—	—
	17,300	—	—	$309.63	2/25/2027	—	—	—	—
	20,000	—	—	$418.32	9/9/2027	—	—	—	—
	9,187	3,063[2]	—	$458.81	2/23/2028	—	—	—	—
	5,708	5,708[3]	—	$528.58	2/23/2030	—	—	—	—
	2,512	7,536[4]	—	$548.40	2/22/2031	—	—	—	—
	—	12,250[5]	—	$552.85	2/21/2032	—	—	—	—
	—	—	19,863[6]	$552.85	2/21/2032	—	—	—	—
	—	—	—	—	—	444[10]	$ 230,982	—	—
	—	—	—	—	—	908[11]	$ 472,369	—	—
	—	—	—	—	—	1,671[12]	$ 869,304	—	—
	—	—	—	—	—	1,726[13]	$ 897,917	—	—
	—	—	—	—	—	—	—	3,932[15]	$2,045,544[16]
Michel Lagarde	4,638	—	—	$253.99	2/26/2026	—	—	—	—
	122,637	—	—	$105.17	7/20/2026				
	2,250	—	—	$294.02	9/5/2026	—	—	—	—
	9,138	—	—	$309.63	2/25/2027	—	—	—	—
	22,046	—	—	$132.66	3/23/2027	—	—	—	—
	22,870	—	—	$418.32	9/9/2027	—	—	—	—
	7,788	3,894[2]	—	$458.81	2/23/2028	—	—	—	—
	10,024	3,342[7]	—	$635.10	11/1/2028	—	—	—	—
	6,970	6,971[3]	—	$528.58	2/23/2030	—	—	—	—
	2,996	8,991[4]	—	$548.40	2/22/2031	—	—	—	—
	—	14,179[5]	—	$552.85	2/21/2032	—	—	—	—
	—	—	23,836[6]	$552.85	2/21/2032	—	—	—	—
	—	—	—	—	—	542[10]	$ 281,965	—	—
	—	—	—	—	—	1,084[11]	$ 563,929	—	—
	—	—	—	—	—	1,933[12]	$1,005,605	—	—
	—	—	—	—	—	2,109[13]	$1,097,165	—	—
	—	—	—	—	—	—	—	4,551[15]	$2,367,567[16]

| | Option Awards | | | | | Stock Awards | | | |
Name	Unexercised and Exercisable	Unexercised and Unexercisable[1]	Unexercised and Unearned 2024 Performance-Based Option	Option Exercise Price	Option Expiration Date	Unvested RSUs[1]	Unvested RSUs	Unearned and Unvested PRSUs	Unearned and Unvested PRSUs
Gianluca Pettiti	725	—	—	$253.99	2/26/2026	—	—	—	—
	2,250	—	—	$294.02	9/5/2026	—	—	—	—
	11,200	—	—	$309.63	2/25/2027	—	—	—	—
	14,300	—	—	$418.32	9/9/2027	—	—	—	—
	3,870	—[8]	—	$514.76	11/5/2027	—	—	—	—
	9.000	3,000[2]	—	$458.81	2/23/2028	—	—	—	—
	6,683	2,228[7]	—	$635.10	11/1/2028	—	—	—	—
	5,310	5,311[3]	—	$528.58	2/23/2030	—	—	—	—
	2,425	7,277[4]	—	$548.40	2/22/2031	—	—	—	—
	—	13,047[5]	—	$552.85	2/21/2032	—	—	—	—
	—	—	21,669[6]	$552.85	2/21/2032	—	—	—	—
	—	—	—	—	—	413[10]	$ 214,855	—	—
	—	—	—	—	—	878[11]	$ 456,762	—	—
	—	—	—	—	—	1,779[12]	$ 925,489	—	—
	—	—	—	—	—	1,606[13]	$ 835,489	—	—
	—	—	—	—	—	—	—	4,186[15]	$2,177,683[16]
Frederick Lowery	18,300	—	—	$210.68	2/27/2025	—	—	—	—
	13,825	—	—	$253.99	2/26/2026	—	—	—	—
	12,675	—	—	$309.63	2/25/2027	—	—	—	—
	14,300	—	—	$418.32	9/9/2027	—	—	—	—
	3,870	—[8]	—	$514.76	11/5/2027	—	—	—	—
	8,235	2,745[2]	—	$458.81	2/23/2028	—	—	—	—
	4,646	4,647[3]	—	$528.58	2/23/2030	—	—	—	—
	2,141	6,423[4]	—	$548.40	2/22/2031	—	—	—	—
	370	1,112[9]	—	$536.70	9/6/2031	—	—	—	—
	—	9,644[5]	—	$552.85	2/21/2032	—	—	—	—
	—	—	14,446[6]	$552.85	2/21/2032	—	—	—	—
	—	—	—	—	—	362[10]	$ 188,323	—	—
	—	—	—	—	—	774[11]	$ 402,658	—	—
	—	—	—	—	—	1,314[12]	$ 683,582	—	—
	—	—	—	—	—	1,406[13]	$ 731,443	—	—
	—	—	—	—	—	861[14]	$ 447,918	—	—
	—	—	—	—	—	—	—	3,094[15]	$1,609,592[16]

*   Calculated based on $520.23, the closing price of the Company's common stock on the New York Stock Exchange on December 31, 2024.

(1)   Unexercisable stock options and unvested restricted stock units vest as described in the footnotes below, under certain circumstances described under the heading "Potential termination payments," and upon other events such as death, disability, or qualifying retirement, as described under "Treatment of equity."

(2)   Represents a stock option granted on February 23, 2021. The stock option vests in equal annual installments on each of February 23, 2022, 2023, 2024, and 2025.

(3)   Represents a stock option granted on February 23, 2022. The stock option vests in equal annual installments on each of February 28, 2023, 2024, 2025, and 2026.

(4)   Represents a stock option granted on February 22, 2023. The stock option vests in equal annual installments on each of February 28, 2024, 2025, 2026, and 2027.

(5)   Represents a stock option granted on February 21, 2024. The stock option vests in equal annual installments on each of February 28, 2025, 2026, 2027, and 2028.

(6)   Represents the maximum number of stock options that may be earned pursuant to a performance-based stock option award granted on February 21, 2024 which vests, in part or in whole, in one installment on February 28, 2027. (See "Compensation discussion and analysis — Long-term incentives — TSR long-term incentive stock option awards" on page 45).

(7)   Represents a stock option granted on November 1, 2021. The stock option vests in four equal annual installments beginning on the one year anniversary of the date of grant.

(8)   Represents a stock option granted on November 5, 2020. The stock option vests in four equal annual installments beginning on the one year anniversary of the date of grant.

(9)   Represents a stock option granted on September 6, 2023. The stock option vests in four equal annual installments beginning on the one year anniversary of the date of grant.

(10)   Represents a time-based restricted stock unit award granted on February 23, 2022. The time-based restricted stock unit award vests 15% on August 28, 2022, 25% on August 28, 2023, 30% on August 28, 2024 and 30% on August 28, 2025.

(11)   Represents a time-based restricted stock unit award granted on February 22, 2023. The time-based restricted stock unit award vests 15% on August 28, 2023, 25% on August 28, 2024, 30% on August 28, 2025 and 30% on August 28, 2026.

(12)   Represents a time-based restricted stock unit award granted on February 21, 2024. The time-based restricted stock unit award vests 15% on August 28, 2024, 25% on August 28, 2025, 30% on August 28, 2026 and 30% on August 28, 2027.

(13)   Represents a performance-based restricted stock unit award granted on February 23, 2022, excluding the impact of any adjustment based on relative TSR performance. The performance-based restricted stock unit award vests in equal annual installments on each of February 28, 2023, 2024, and 2025, except that the third tranche is subject to adjustment based on relative TSR performance. (See "Compensation discussion and analysis — Long-term incentives" on page 40).

(14)   Represents a performance-based restricted stock unit award granted on February 22, 2023, excluding the impact of any adjustment based on relative TSR performance. The performance-based restricted stock unit award vests in equal annual installments on each of February 28, 2024, 2025, and 2026, except that the third tranche is subject to adjustment based on relative TSR performance. (See "Compensation discussion and analysis — Long-term incentives" on page 40).

(15)   Represents the target number of achievable shares that may be earned pursuant to a performance-based restricted stock unit award granted on February 21, 2024, excluding the impact of adjustment based on relative TSR performance. The performance-based restricted stock unit award vests in equal annual installments on February 28, 2025, 2026 and 2027, except that the third tranche is adjusted based on relative TSR performance. (See "Compensation discussion and analysis — Long-term incentives" on page 40).

(16)   Represents the target payout of a performance-based restricted stock unit award granted on February 21, 2024 at $520.23, the Company's closing stock price on December 31, 2024.

Option exercises and stock vested during 2024

The following table reports information regarding stock option exercises and the vesting of stock awards during 2024 by the NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized On Exercise[1]	Number of Shares Acquired on Vesting	Value Realized On Vesting
Marc N. Casper	202,150	$76,825,633	15,511	$9,043,174
Stephen Williamson	21,925	$ 8,344,436	5,074	$2,966,950
Michel Lagarde	20,000	$ 9,697,598	6,210	$3,630,214
Gianluca Pettiti	—	$ —	5,114	$2,988,410
Frederick Lowery	—	$ —	4,929	$2,873,364

(1) The amounts shown in this column represent the difference between the option exercise price and the market price on the date of exercise.

Nonqualified deferred compensation for 2024

Name	Executive Contributions in Last FY[1]	Company Contributions in Last FY[2]	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Marc N. Casper	$261,784	$241,084	$3,194,631	$—	$18,601,039[3]
Stephen Williamson	$ 90,458	$ 90,458	$ 139,899	$—	$ 2,771,184[4]
Michel Lagarde	$101,951	$101,951	$ 65,891	$—	$ 1,261,535[5]
Gianluca Pettiti	$ 74,226	$ 74,226	$ 47,583	$—	$ 498,490[6]
Frederick Lowery	$706,581	$ 61,180	$1,766,922	$—	$ 9,449,320[7]

(1) Represents deferral of a portion of 2024 salary and/or bonus earned for 2023 performance (but paid in 2024).

(2) Represents a matching Company contribution in the deferred compensation plan with respect to 2024 salary and/or bonus earned for 2023 (but paid in 2024) and reported in the "All Other Compensation" column for 2024 for the applicable NEO in the Summary Compensation Table on page 52.

(3) Of this amount, $421,635, $83,954 and $104,400 were withheld from Mr. Casper's 2022, 2023 and 2024 salary, respectively, for deferral, and $2,773,857 and $157,384 were withheld from his bonus earned for 2022 and 2023, respectively, for deferral, which amounts are also included in the "Salary" column for 2022, 2023 and 2024, respectively, and the "Non-Equity Incentive Plan Compensation" column for 2022 and 2023, respectively, for Mr. Casper in the Summary Compensation Table on page 52.

(4) Of this amount $40,154, $41,028 and $42,111 were withheld from Mr. Williamson's 2022, 2023 and 2024 salary, respectively, for deferral, and $105,771 and $48,347 were withheld from his bonus earned for 2022 and 2023, respectively, for deferral, which amounts are also included in the "Salary" column for 2022, 2023 and 2024, and the "Non-Equity Incentive Plan Compensation" column for 2022 and 2023, respectively, for Mr. Williamson in the Summary Compensation Table on page 52.

(5) Of this amount, $45,796, $46,114 and $47,191 were withheld from Mr. Lagarde's 2022, 2023 and 2024 salary for deferral and $121,221 and $54,760 were withheld from his bonus earned for 2022 and 2023, respectively, for deferral, which amounts are also included in the "Salary" column for 2022, 2023 and 2024 and the "Non-Equity Incentive Plan Compensation" column for 2022 and 2023, respectively, for Mr. Lagarde in the Summary Compensation Table on page 52.

(6) Of this amount, $27,796, $32,181 and $36,588 were withheld from Mr. Pettiti's 2022, 2023 and 2024 salary for deferral, and $75,818 and $37,638 were withheld from his bonus earned for 2022 and 2023, respectively, for deferral, which amounts are also included in the "Salary" column for 2022, 2023 and 2024 and the "Non-Equity Incentive Plan Compensation" column for 2022 and 2023, respectively, for Mr. Pettiti in the Summary Compensation Table on page 52.

(7) Of this amount $439,904 was withheld from Mr. Lowery's 2024 salary for deferral, which amount is also included in the "Salary" column for 2024 for Mr. Lowery in the Summary Compensation Table on page 52.

The Company maintains a deferred compensation plan for its executive officers and certain other highly compensated employees. The Company credits (or debits) a participant's account with the amount that would be earned (or lost) had the deferred amounts been invested in certain funds selected by the participant. The participant does not have any actual ownership in these funds. Any gains (or losses) on amounts deferred are not taxable until deferred amounts are paid to the participant. All amounts in the participant's deferred account represent unsecured obligations of the Company. Details of the various deferred compensation plans as of December 31, 2024 are included in the table below.

Plan and Effective Dates	Amounts	Payouts and Distributions	Investment Vehicles
Original Deferred Compensation Plan (effective 2001 through December 31, 2004)[1]	Annual base salary (up to 90%) Annual incentive bonus (up to 100%)	• Specified date in the future (lump sum or, under Amended and Restated 2005 Deferred Compensation Plan and 2024 DCP, installments) • Upon death or, under all plans except the 2024 DCP, disability (lump sum distribution) • Retirement or termination of employment (lump sum distribution or annual installment payments) • Unforeseeable financial emergency (lump sum) • Original Deferred Compensation Plan also allows payout at any time less a withdrawal penalty of 10% (lump sum) • Pre-October 2019, deferrals under the Amended and Restated 2005 Deferred Compensation Plan are also distributable upon a change in control, if elected by the participant (lump sum distribution or annual installment payments)	• Array of mutual funds and vehicles (track investment options available in Company's 401(k) plan) • Fixed interest account (provides interest at rate that is reset annually, at 120% of applicable federal long-term rate compounded annually)[4] • Balances and future deferrals may be reallocated among the investment choices up to 4 times in any plan year
2005 Deferred Compensation Plan (effective January 1, 2005 through December 31, 2008)[2]	Annual base salary (up to 90%) Annual incentive bonus (up to 100%)		
Amended and Restated 2005 Deferred Compensation Plan (effective January 1, 2009 through December 31, 2023)[3]	Annual base salary (up to 50%; effective January 1, 2022, up to 100%) Annual bonus (up to 50%; effective January 1, 2022, up to 100%) Company match of 100% of first 6% of pay that is deferred into the plan over the IRS annual compensation limit for 401(k) purposes		
Amended and Restated Deferred Compensation Plan (effective January 1, 2024) ("2024 DCP")	Annual base salary (up to 75%) Annual bonus (up to 75%) Company match of 100% of first 6% of pay that is deferred into the plan over the IRS annual compensation limit for 401(k) purposes		

(1) The Original Deferred Compensation Plan remains in existence and applies to amounts deferred on or before December 31, 2004. The Company has "frozen" the terms of the Original Deferred Compensation Plan in existence as of December 31, 2004 for account balances resulting from amounts deferred through such date.

(2) The 2005 Deferred Compensation Plan is intended to comply with Section 409A of the Code as enacted under The American Jobs Creation Act of 2004 The 2005 Deferred Compensation Plan remains in existence and applies to amounts deferred between January 1, 2005 and December 31, 2008.

(3) The 2005 Amended and Restated Deferred Compensation Plan is intended to comply with Section 409A of the Code as enacted under The American Jobs Creation Act of 2004. The 2005 Amended and Restated Deferred Compensation Plan remains in existence and applies to amounts deferred between January 1, 2009 and December 31, 2023.

(4) We do not provide any "above market earnings or preferential earnings" as defined in applicable SEC rules and regulations.

Unless otherwise indicated, the table below shows the funds available to participants and their annual rate of return for the year ended December 31, 2024 (though participants' actual options are funds and vehicles that track the funds shown below instead of the actual funds themselves).

Name of Fund	Rate of Return[1]	Name of Fund	Rate of Return[1]	Name of Fund	Rate of Return[1]
T. Rowe Price Retirement 2005 Fund	8.39%	T. Rowe Price Retirement 2045 Fund	14.35%	State Street Global All Cap Equity Ex-US Index	5.16%
T. Rowe Price Retirement 2010 Fund	8.76%	T. Rowe Price Retirement 2050 Fund	14.63%	PGIM Jennison Small Company Fund	29.76%
T. Rowe Price Retirement 2015 Fund	9.05%	T. Rowe Price Retirement 2055 Fund	14.72%	State Street S&P 500 Index Fund	24.99%
T. Rowe Price Retirement 2020 Fund	9.46%	T. Rowe Price Retirement 2060 Fund	14.72%	State Street Russell Sm/Mid Cap Index	17.19%
T. Rowe Price Retirement 2025 Fund	10.05%	T. Rowe Price Retirement 2065 Fund	14.64%	FIAM Core Plus Bond Fund	2.74%
T. Rowe Price Retirement 2030 Fund	11.07%	Capital Group Euro Pacific Growth Fund	5.29%	State Street US Inflation-Protected Bond Index	1.95%
T. Rowe Price Retirement 2035 Fund	12.32%	Dodge & Cox Stock Fund	14.62%	State Street US Bond Index	1.38%
T. Rowe Price Retirement 2040 Fund	13.56%	Fidelity Blue Chip Growth Fund	39.49%	Thermo Fisher Fixed Interest Account[2]	5.46%

[1] Assumes reinvestment of dividends.

[2] Annual rate of return updated annually on January 31.

Potential termination payments

Retention, severance, non-competition and consulting agreements

EXECUTIVE CHANGE IN CONTROL RETENTION AGREEMENTS

Thermo Fisher has entered into executive change in control retention agreements with the NEOs and other key employees that provide cash and other severance benefits if there is a change in control of the Company and their employment is terminated by the Company without "cause" or by the individual for "good reason," as those terms are defined therein, in each case within 18 months thereafter. For purposes of these agreements, a change in control exists upon (i) the acquisition by any person of 50% or more of the outstanding common stock or voting securities of Thermo Fisher; (ii) the failure of the Board to include a majority of directors who are "continuing directors," which term is defined to include directors who were members of the Board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Fisher or the sale or other disposition of all or substantially all of the assets of Thermo Fisher unless immediately after such transaction: (a) all holders of common stock immediately prior to such transaction own more than 50% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (b) no person after the transaction owns 50% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) in the case of Mr. Casper, approval by shareholders of a complete liquidation or dissolution of Thermo Fisher.

The executive change in control retention agreements with our NEOs (other than Mr. Casper) provide that, upon a qualifying termination, the executive would be entitled to a lump sum payment equal to (A) (1) two and one-half multiplied by (2) the sum of (x) the higher of the executive's annual base salary as in effect immediately prior to the "measurement date" or the "termination date," as those terms are defined therein, and (y) the higher of the executive's target bonus as in effect immediately prior to the measurement date or the termination date, and (B) a pro rata bonus for the year of termination, based on the higher of the executive's target bonus as in effect immediately prior to the measurement date or the termination date. In addition, for a period of up to two years after such termination, the executive would be provided continuing medical, dental and life insurance benefits at least equal to those the executive would have received had the executive's employment not been terminated, or if more favorable, to those in effect generally during such period with respect to peer executives of the Company. The Company would also provide outplacement services through an outside firm to the executive up to an aggregate of $20,000 until the earlier of 12 months following the executive's termination or the date the executive secures full time employment. In order to receive the benefits described above, the executive must have executed and not revoked a full and complete release and separation agreement.

Mr. Casper's executive change in control agreement provides that, upon a qualifying termination, he would be entitled to a lump sum payment equal to (A) (1) two and one-half multiplied by (2) the sum of (x) the higher of Mr. Casper's annual base salary as in effect immediately prior to the "change in control date" or the "date of termination," as those terms are defined therein, and (y) the higher of Mr. Casper's target bonus as in effect immediately prior to the change in control date or the date of termination, and (B) a pro rata bonus for the year of termination, based on the higher of Mr. Casper's target bonus as in effect immediately prior to the change in control date or the date of termination. In addition, for a period of up to two years after such termination, Mr. Casper would be provided continuing medical, dental and life insurance benefits at least equal to those he would have received had his employment not been terminated, or if more favorable, to those in effect generally during such period with respect to peer executives of the Company. The Company would also provide outplacement services through an outside firm to Mr. Casper up to an aggregate of $20,000 until the earlier of 12 months following his termination or the date he secures full time employment. In order to receive the benefits described above, Mr. Casper must have executed and not revoked a full and complete release and separation agreement that includes non-disparagement and cooperation provisions.

None of the change in control agreements in effect on the date of this Proxy Statement between the Company and the NEOs provide for a tax gross-up.

EXECUTIVE SEVERANCE POLICY

The Company maintains an executive severance policy for executive officers (other than Mr. Casper) and certain other key employees that provides that, in the event an executive officer's employment is terminated by the Company without "cause" (as such term is defined therein), the executive officer would be entitled to a lump sum severance payment equal to the sum of (A) 1.5 times his or her annual base salary then in effect, and (B) 1.5 times his or her target bonus for the year in which the date of termination occurs, except that if the individual receives benefits under the executive change in control retention agreement described above, he or she would not be entitled to also receive benefits under the executive severance policy. In addition, the individual would be entitled to a pro rata bonus for that year, based on his or her target bonus (which would not be paid until March of the following year, when bonuses are paid, and only if the performance goals established under the annual incentive plan were met), and for 18 months after the date of termination, he or she would be provided medical, dental and life insurance benefits at least equal to those he or she would have received had his or her employment not been terminated, or if more favorable, to those in effect generally during such period with respect to peer executives of the Company. Finally, the individual would be entitled to up to $20,000 of outplacement services until the earlier of 12 months following his or her termination or the date he or she secures full-time employment. All of our NEOs (other than Mr. Casper) are currently eligible to receive benefits under the Company's executive severance policy. In order to receive the benefits described above, the individual must have executed and not revoked a full and complete release and separation agreement and must have entered into a noncompetition agreement with the Company.

EXECUTIVE SEVERANCE AGREEMENT FOR MARC CASPER

Mr. Casper's executive severance agreement provides that, in the event his employment is terminated by the Company without "cause" or by him for "good reason" (as such terms are defined therein), he would be entitled to a lump sum severance payment equal to the sum of (A) 2 times his annual base salary then in effect, and (B) 2 times his target bonus for the year in which the date of termination occurs, except that if Mr. Casper receives benefits under his executive change in control retention agreement described above, he would not be entitled to also receive benefits under his executive severance agreement. In addition, Mr. Casper would be entitled to a pro rata bonus for that year (which would not be paid until March of the following year, when bonuses are paid, and only if the performance goals established under the annual incentive plan were met), and for two years after the date of termination, he would be provided medical, dental and life insurance benefits at least equal to those he would have received had his employment not been terminated, or if more favorable, to those in effect generally during such period with respect to peer executives of the Company. Finally, Mr. Casper would be entitled to up to $20,000 of outplacement services until the earlier of 12 months following his termination or the date he secures full-time employment. Mr. Casper's executive severance agreement also provides that, in the event of his death or disability, Mr. Casper would be entitled to a pro rata bonus for that year (which would not be paid until March of the following year, when bonuses are paid, and only if the performance goals established under the annual incentive plan were met). In order to receive the benefits described above, Mr. Casper must have executed and not revoked a full and complete release and separation agreement that includes non-disparagement and cooperation provisions.

NONCOMPETITION AGREEMENTS

The Company has entered into noncompetition agreements with the NEOs and certain of its key employees. The terms of the noncompetition agreements provide that during the term of the employee's employment with the Company, and for a period of 12 months in the case of Messrs. Lagarde, Lowery and Pettiti, 18 months in the case of Mr. Williamson, and 24 months in the case of Mr. Casper, thereafter, the employee will not compete with the Company. The agreement also contains provisions that restrict the employee's ability during the term of the employee's employment with the Company and for a period of 18 months after termination (or 24 months in the case of Mr. Casper), to solicit or hire employees of the Company or to solicit customers of the Company.

TREATMENT OF EQUITY

The table below describes the treatment of equity upon various types of employment terminations for unvested awards outstanding as of December 31, 2024.

Marc N. Casper	Death or Disability	Change in Control[1]	Retirement	Involuntary Termination[2]
Time-based restricted stock units	100% accelerated vesting on the date of termination	100% accelerated vesting on the date of termination	If at least two years after grant date, 100% accelerated vesting on the date of termination	Units scheduled to vest on the next vesting date will vest on such vesting date
Stock options	100% accelerated vesting on the date of termination; right to exercise for up to one year after termination	100% accelerated vesting on the date of termination; right to exercise for up to two years after termination	Right to exercise through term of option; if at least two years after grant date, 100% accelerated vesting on the date of termination	Unvested portion will vest as to the 25% tranche next scheduled to vest and will become exercisable on the date of termination; right to exercise for up to two years after termination
Performance-based restricted stock units	Prior to performance certification date, 50% accelerated vesting on the date of termination After performance certification date, accelerated vesting of 100% of units deemed eligible for vesting	Accelerated vesting of 100% of units deemed eligible for vesting	If at least two years after grant date, units deemed eligible for vesting will vest to same extent as if participant remained employed	Prior to performance certification date, if performance conditions deemed achieved as of relevant date, accelerated vesting of 1/3 of units on the date of termination After performance certification date, accelerated vesting of units scheduled to vest on next vesting date and deemed eligible for vesting
Performance-based options	Vest to same extent as if participant remained employed; right to exercise for up to one year after termination	100% accelerated vesting on the date of termination; right to exercise for up to one year after termination	Right to exercise through term of option; vest to same extent as if participant remained employed, on a pro rata basis (33% of such amount if one full year of the performance period has passed, 66% of such amount if two full years of the performance period has passed, and 100% if the performance period has passed in full)	N/A

Other NEOs	Death or Disability	Change in Control[1]	Retirement	Involuntary Termination
Time-based restricted stock units	100% accelerated vesting on the date of termination	100% accelerated vesting on the date of termination	If at least two years after grant date, 100% accelerated vesting on the date of termination	N/A
Stock options	100% accelerated vesting on the date of termination; right to exercise for up to one year after termination	100% accelerated vesting on the date of termination; right to exercise for up to one year after termination	Right to exercise through term of option; if at least two years after grant date, 100% accelerated vesting on the date of termination	N/A
Performance-based restricted stock units	After performance certification date, accelerated vesting of 100% of units deemed eligible for vesting	Accelerated vesting of 100% of units deemed eligible for vesting	If at least two years after grant date, units deemed eligible for vesting will vest to same extent as if participant remained employed	N/A
Performance-based options	Vest to same extent as if participant remained employed; right to exercise for up to one year after termination	100% accelerated vesting on the date of termination; right to exercise for up to one year after termination	Right to exercise through term of option; vest to same extent as if participant remained employed, on a pro rata basis (33% of such amount if one full year of the performance period has passed, 66% of such amount if two full years of the performance period has passed, and 100% if the performance period has passed in full)	N/A

(1) A change in control event is triggered in the event the individual is terminated by the Company without cause or he or she leaves voluntarily for good reason within 18 months following a qualifying change in control.

(2) An involuntary termination event is triggered in the event Mr. Casper is terminated without "cause" or he leaves voluntarily for "good reason," as those terms are defined in his severance agreement, and such termination does not entitle Mr. Casper to severance benefits under his executive change in control retention agreement.

ESTIMATED BENEFITS UPON TERMINATION TABLE

The amounts in the following table are estimates of the potential payments due to each of the NEOs in the event they had terminated employment or a change in control of the Company had occurred on December 31, 2024. The actual amounts to be paid out can only be determined at the time of such event. In all termination scenarios, the NEO retains vested amounts in the Company's deferred compensation plan. These amounts are described under the "Aggregate Balance at Last FYE" column of the "Nonqualified deferred compensation for 2024" table starting on page 56.

Name	Termination Scenario	Total	Severance	Long-term Incentive Programs[1]		
				Stock Options	Performance Stock Option	Restricted Stock Units
Marc N. Casper	Involuntary Without Cause or by Executive for Good Reason	$21,769,319	$13,497,778[2]	$627,282	$—	$ 7,644,259
	Involuntary Without Cause or by Executive for Good Reason (with CIC)	$34,509,196	$17,225,710[3]	$627,282	$—	$16,656,204
	Retirement	$ 3,375,657	$ —	$627,282	$—	$ 2,748,375
	Disability	$11,346,169	$ 2,623,068[4]	$627,282	$—	$ 8,095,819
	Death	$11,346,169	$ 2,623,068[4]	$627,282	$—	$ 8,095,819
Stephen Williamson	Involuntary Without Cause	$ 4,654,216	$ 4,654,216[2]	$ —	$—	$ —
	Involuntary Without Cause or by Executive for Good Reason (with CIC)	$12,651,011	$ 6,927,635[3]	$188,129	$—	$ 5,535,247
	Retirement	$ 1,047,549	$ —	$188,129	$—	$ 859,420
	Disability	$ 2,389,222	$ —	$188,129	$—	$ 2,201,093
	Death	$ 2,389,222	$ —	$188,129	$—	$ 2,201,093
Michel Lagarde	Involuntary Without Cause	$ 5,159,572	$ 5,159,572[2]	$ —	$—	$ —
	Involuntary Without Cause or by Executive for Good Reason (with CIC)	$14,387,380	$ 7,669,786[3]	$239,169	$—	$ 6,478,425
	Retirement	$ —	$ —	$ —	$—	$ —
	Disability	$ 2,858,527	$ —	$239,169	$—	$ 2,619,358
	Death	$ 2,858,527	$ —	$239,169	$—	$ 2,619,358
Gianluca Pettiti	Involuntary Without Cause	$ 4,151,182	$ 4,151,182[2]	$ —	$—	$ —
	Involuntary Without Cause or by Executive for Good Reason (with CIC)	$12,107,075	$ 6,191,441[3]	$184,260	$—	$ 5,731,374
	Retirement	$ —	$ —	$ —	$—	$ —
	Disability	$ 2,366,105	$ —	$184,260	$—	$ 2,181,845
	Death	$ 2,366,105	$ —	$184,260	$—	$ 2,181,845
Frederick Lowery	Involuntary Without Cause	$ 3,605,642	$ 3,605,642[2]	$ —	$—	$ —
	Involuntary Without Cause or by Executive for Good Reason (with CIC)	$10,424,531	$ 5,398,025[3]	$168,598	$—	$ 4,857,908
	Retirement	$ —	$ —	$ —	$—	$ —
	Disability	$ 2,402,986	$ —	$168,598	$—	$ 2,234,388
	Death	$ 2,402,986	$ —	$168,598	$—	$ 2,234,388

(1) Based on the closing price of the Company's common stock on the New York Stock Exchange on December 31, 2024 of $520.23.

(2) Represents cash benefits payable in the event of a qualifying termination: for CEO, 2x multiple of base salary and target bonus, actual bonus paid in 2024 for 2023, $40,512 for 2 years of premiums for continued group medical and dental coverage, $26,198 for 2 years of premiums for life insurance, and $20,000 for outplacement services; for all other NEOs, 1.5x multiple of base salary and target bonus, pro rata target bonus for 2024, 1.5 years of premiums for continued group medical and dental coverage ($37,904 for Mr. Williamson, $30,137 for Mr. Lagarde, $36,310 for Mr. Pettiti and $29,910 for Mr. Lowery), 1.5 years of premiums for life insurance ($1,836 for Messrs. Williamson, Lagarde, Pettiti and Lowery) and $20,000 for outplacement services.

(3) Represents cash benefits payable in the event of a qualifying termination: 2.5x multiple of base salary and target bonus, pro rata target bonus for 2024, 2 years of premiums for continued medical and dental coverage ($40,512 for Mr. Casper, $50,868 for Mr. Williamson, $40,512 for Mr. Lagarde, $48,742 for Mr. Pettiti and $40,122 for Mr. Lowery), 2 years of premiums for life insurance ($26,198 for Mr. Casper, $2,448 for Messrs. Williamson, Lagarde, Pettiti and Lowery), and $20,000 for outplacement services.

(4) Represents actual bonus paid in 2024 for 2023.

CEO pay ratio

In accordance with SEC rules, we are providing a reasonable estimate of the ratio of the annual total compensation of our CEO to that of our median employee. In determining our CEO pay ratio for 2024, we concluded that neither our workforce composition nor our compensation arrangements changed materially during 2024; therefore, we used the same median employee this year as the one identified for purposes of our CEO pay ratio for 2023.

The annual total compensation of our median employee (other than the CEO) for 2024 was $75,643. As disclosed in the Summary Compensation Table appearing on page 52, our CEO's annual total compensation for 2024 was $30,449,599. Based on the foregoing, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was approximately 403 to 1.

Given the different methodologies that various public companies will use to determine an estimate of their CEO pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay versus performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance measures. For information about how our Compensation Committee seeks to align executive compensation with the Company's performance, see "Compensation discussion and analysis." The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by our NEOs.

Pay versus performance table

| Year | Summary Compensation Table Total for CEO | Compensation Actually Paid to CEO[1] | Average Summary Compensation Table Total for Non-CEO Named Executive Officers[2] | Average Compensation Actually Paid to Non-CEO Named Executive Officers[1] | Value of Initial Fixed $100 Investment Based on: | | Net Income (in Millions) | Company Selected Measure (Adjusted EPS)[5] |
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]		
2024	$30,449,599	$29,595,626	$10,933,925	$10,458,486	$162.06	$152.79	$6,338	$21.86
2023	$18,976,669	$ 9,231,815	$ 5,527,624	$ 2,788,969	$164.90	$144.58	$5,955	$21.55
2022	$28,208,909	$ (4,695,030)	$ 5,944,038	$ (639,700)	$170.63	$137.66	$6,960	$23.24
2021	$21,234,358	$65,926,795	$ 8,235,368	$23,903,448	$206.28	$141.38	$7,728	$25.13
2020	$26,390,073	$79,705,130	$ 8,981,197	$27,907,550	$143.71	$112.97	$6,377	$19.56

(1) Represents the amount of "Compensation Actually Paid" or "CAP" as computed per SEC rules. These amounts do not reflect the actual amount of compensation earned by or paid to the applicable individual(s) during the applicable year. The following table summarizes the adjustments made to total compensation in accordance with Item 402(v) of Regulation S-K in order to determine the compensation amounts shown in the table above as being "Compensation Actually Paid".

Adjustments	2024 CEO	2024 Other NEOs*	2023 CEO	2023 Other NEOs*	2022 CEO	2022 Other NEOs*	2021 CEO	2021 Other NEOs*	2020 CEO	2020 Other NEOs*
Total Compensation from Summary Compensation Table ("SCT")	$ 30,449,599	$10,933,925	$ 18,976,669	$ 5,527,624	$ 28,208,909	$ 5,944,038	$ 21,234,358	$ 8,235,368	$ 26,390,073	$ 8,981,197
Adjustments for defined benefit and actuarial pension plans										
(Subtraction): SCT amounts	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (158,701)
Adjustments for stock and option awards**										
(Subtraction): SCT amounts	$(22,665,535)	$(8,103,866)	$(13,893,334)	$(3,748,831)	$(20,198,218)	$(3,416,337)	$(12,551,562)	$(5,251,850)	$(16,282,896)	$(5,319,794)
Addition: Fair value at year end of awards granted during the covered fiscal year that are outstanding and unvested at year end	$ 17,596,455	$ 6,107,964	$ 6,817,181	$ 1,839,348	$ 13,253,670	$ 3,626,807	$ 26,760,316	$10,357,430	$ 31,993,253	$10,441,378
Addition (Subtraction): Year-over-year change in fair value of awards granted in any prior fiscal year that are outstanding and unvested at year end	$ (1,146,029)	$ (395,477)	$ (2,341,587)	$ (688,989)	$(15,113,021)	$(4,391,710)	$ 32,315,930	$10,136,736	$ 37,866,345	$11,887,160
Addition: Vesting date fair value of awards granted and vesting during such year	$ —	$ 181,489	$ 408,893	$ 110,537	$ 399,670	$ 109,219	$ 762,602	$ 269,259	$ 823,466	$ 270,477
Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during such year	$ 5,361,136	$ 1,734,451	$ (736,007)	$ (250,720)	$(11,246,041)	$(2,511,717)	$ (2,594,849)	$ 156,505	$ (1,085,111)	$ 1,805,834
Compensation Actually Paid (as calculated)	$ 29,595,626	$10,458,486	$ 9,231,815	$ 2,788,969	$ (4,695,030)	$ (639,700)	$ 65,926,795	$23,903,448	$ 79,705,130	$27,907,550

* Amounts presented are averages for the entire group of NEOs (excluding our CEO).

** Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance-based restricted stock unit grant date fair values are calculated using the stock price and performance accrual modifiers, where relevant, as of date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of the applicable year end and as of the date of vest. Time-based restricted stock unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of the applicable year end and as of each date of vest.

(2) The CEO was Mr. Casper for all years in the table. The other NEOs were Messrs Williamson and Lagarde (all years), Mr. Lowery (2024), Mr. Pettiti (2024, 2023, 2022 and 2021), Lisa Britt (2023), Michael Boxer (2022), Mark Stevenson (2021 and 2020), and Syed Jafry (2020).

(3) For the relevant fiscal year, represents the cumulative total shareholder return of the Company for the measurement periods ending on December 31 of each of 2024, 2023, 2022, 2021, and 2020, respectively.

(4) For the relevant fiscal year, represents the cumulative total shareholder return of a weighted blend (80/20, respectively) of the Standard & Poor's 500 Healthcare and Standard & Poor's 500 Industrial Indices ("S&P Index"), our published industry index for purposes of disclosure under Item 201(e) of Regulation S-K, for the measurement periods ending on December 31 of each of 2024, 2023, 2022, 2021, and 2020, respectively.

(5) Adjusted EPS is a non-GAAP measure. Appendix A to this Proxy Statement defines this and other non-GAAP financial measures.

Measures linking pay and performance

As described in greater detail in "Compensation discussion and analysis," our approach to executive compensation is designed to provide a market-competitive total compensation program that directly links pay to performance, promotes the achievement of key strategic and financial performance, motivates long-term value creation, aligns executive officers' interests with those of our shareholders, and attracts and retains the best possible executive talent. The most important financial measures used by the Company to link Compensation Actually Paid (as defined by SEC rules) to the Company's NEOs for the most recently completed fiscal year to the Company's performance are:

Organic Revenue Growth*	Adjusted Net Income*	Adjusted EPS*	Free Cash Flow*	Total Shareholder Return

*   These measures are non-GAAP measures. Appendix A to this Proxy Statement defines these and other non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Relationship between pay and performance

While we utilize several performance measures to align executive compensation with performance, all of those measures are not presented in the "Pay versus performance" table. Moreover, the Company does not specifically align the Company's performance measures with Compensation Actually Paid (as defined by SEC rules) for a particular year. In accordance with SEC rules, we are providing the following graphic descriptions of the relationships between information presented in the "Pay versus performance" table.



Compensation Actually Paid vs. Total Shareholder Return



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Adjusted EPS

Policies and practices related to the grant of certain equity awards

We do not have any formal policy that requires us to grant, or avoid granting, equity-based compensation to our executive officers at certain times.

Historically, at its February meeting, it has been the Compensation Committee's long-standing practice to review the Company's results for the previous fiscal year, review the Company's financial plan and strategy for the upcoming fiscal year and, based on those reviews, approve the granting of equity awards for the upcoming fiscal year to our named executive officers. These equity awards are granted at the same time that equity awards are granted to all other employees who are eligible for such awards.

The dates for this meeting are generally set more than a year in advance on a fairly consistent cadence year over year. This meeting generally occurs after we have issued our earnings release announcing our fourth quarter and full year financial results for the prior fiscal year, and closer in time to the filing of our related Annual Report on Form 10-K, which we generally do not believe includes additional material information beyond what we disclosed in our earnings release. As a result, the timing of our annual grants of equity awards, including stock options, occurs independent of the release of any material, non-public information, and we do not time the disclosure of such information for the purpose of affecting the value of equity-based compensation.

As disclosed in the table below, for the annual equity grants that were made at the beginning of fiscal year 2024, the grants occurred one day before we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. However, because we issued our earnings release with our financial results for the fourth quarter and fiscal year ended December 31, 2023, on January 31, 2024, we considered the trading window to be open at the time these annual grants were made.

Name	Grant date	Number of securities underlying the award (#)	Exercise price of the award ($)	Grant date fair value of the award ($)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information
Marc N. Casper	2/21/2024	94,130	$552.85	14,470,769	2.1%
Stephen Williamson	2/21/2024	32,113	$552.85	4,779,797	2.1%
Michel Lagarde	2/21/2024	38,015	$552.85	5,642,596	2.1%
Gianluca Pettiti	2/21/2024	34,716	$552.85	5,157,710	2.1%
Frederick Lowery	2/21/2024	24,090	$552.85	3,607,722	2.1%

Audit matters



The Board recommends a vote **FOR** this proposal

PROPOSAL 3

Ratification of the selection of the independent auditors

Review and engagement

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as the Company's independent auditors for the fiscal year ending December 31, 2025.

The Audit Committee exercises sole authority to approve all audit engagement fees and terms associated with the retention of PwC. In addition to overseeing the regular rotation of the lead audit partner, the Audit Committee is involved in the selection of, and annually reviews and evaluates, the lead audit partner and considers whether in order to assure continuing auditor independence there should be regular rotation of the independent registered public accounting firm. The Audit Committee believes that the retention of PwC to serve as our independent auditors is in the best interests of the Company and its shareholders.

PwC has audited the Company's financial statements each year since 2002. The table below outlines the benefits associated with PwC's tenure, and controls in place to ensure their continued independence.

Benefits of PwC Tenure	Independence Controls
Higher audit quality. PwC has institutional knowledge of, and deep expertise regarding, the Company's industry, global operations and business, accounting policies and practices, and internal control over financial reporting.	**Thorough Audit Committee oversight.** The Audit Committee meets with PwC at least four times per year in executive session. As mentioned above, the Audit Committee's oversight includes an annual review and evaluation of the auditor engagement, including an assessment of PwC's qualifications and performance, approach to promoting and monitoring audit quality, quality and candor of communications, and independence and objectivity. The Audit Committee also has an active role in selecting the lead audit partner.
Efficient fee structure. As a result of PwC's tenure with the Company, PwC has developed operational efficiencies that bolster audit quality and allow for a lower fee structure. **Avoid costs associated with a new independent auditor.** Conducting a search for and onboarding a new independent auditor is costly and requires a significant time commitment that could distract from management's focus on financial reporting and internal controls.	**Strong independence process.** Both the Company and PwC have robust policies and procedures in place to monitor and verify PwC's independence on a continual basis. For example, the Audit Committee has hiring restrictions for PwC employees at the Company, and PwC performs rigorous procedures to monitor and assess its independence from its audit clients. Any matters regarding independence are raised and discussed by the Audit Committee and PwC. In addition, in accordance with applicable policies and regulations, the lead audit partner rotates at least every 5 years, and other engagement partners are also periodically rotated.

Although the Company is not required to seek shareholder ratification of this selection, the Company has decided to provide its shareholders with the opportunity to do so, and takes this feedback seriously. If this proposal is not approved by our shareholders at the 2025 Annual Meeting, the Audit Committee will reconsider the selection of PwC. Even if the selection of PwC is ratified, the Audit Committee in its discretion may select a different firm of independent auditors at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders.

Representatives of PwC are expected to attend the virtual 2025 Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from the shareholders.

Independent auditor fees

The following table presents the aggregate fees billed for professional services rendered by PwC for the years ended December 31, 2024, and December 31, 2023:

($ in millions)	2024	2023
Audit Fees[1]	$33.94[5]	$30.93
Audit-Related Fees[2]	$ 0.55	$ 0.47
Tax Fees[3]	$20.04[6]	$20.27[6]
All Other Fees[4]	$ 0.01	$ 0.01
Total Fees	$54.54	$51.68

[1] Consists of fees billed/estimated to be billed for professional services rendered by PwC for the audit of the Company's annual consolidated financial statements (including PwC's assessment of the Company's internal control over financial reporting), review of the Company's interim financial statements included in the Company's quarterly reports on Form 10-Q and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for those fiscal years.

[2] Consists of fees billed for assurance and related services by PwC that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees" above. These services primarily include employee benefit plan audits and other non-audit attest services.

[3] Consists of fees billed for professional services rendered by PwC for tax compliance, tax advice, and tax planning. These services include professional services related to the Company's international legal entity restructuring, assistance with tax audits, tax advice related to mergers and acquisitions, requests for rulings or technical advice from taxing authorities, and tax advice related to the Organization for Economic Cooperation and Development's ("OECD") proposal for the establishment for a global minimum tax rate of 15% (the "Pillar Two rules").

[4] Consists of fees billed for all other services provided by PwC other than those reported above.

[5] Reflects aggregate audit fees billed/estimated to be billed for professional services rendered by PwC for 2024.

[6] Includes $5.11 million and $4.88 million for tax compliance services and $14.93 million and $15.39 million for tax consulting services in 2024 and 2023, respectively.

Audit Committee's pre-approval policies and procedures

The Audit Committee's charter provides that the Audit Committee must pre-approve all audit services and non-audit services to be provided to the Company by its independent auditors as well as all audit services to be provided to the Company by other accounting firms. However, the charter permits de minimis non-audit services to be provided to the Company by its independent auditors to instead be approved in accordance with the listing standards of the NYSE and SEC rules and regulations. As provided for in its charter, the Audit Committee has delegated authority to the chairman of the Audit Committee to pre-approve up to an additional $500,000 of permitted non-audit services to be provided to the Company by its independent auditors per calendar year. Any pre-approvals granted under such delegation of authority are to be reported to the Audit Committee at the next regularly scheduled meeting. During fiscal years 2024 and 2023, all audit services and all non-audit services provided to the Company by PwC were pre-approved in accordance with the Audit Committee's pre-approval policies and procedures described above.

Audit Committee report

The Audit Committee is responsible for assisting the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the Company's internal audit function and independent auditors. The full text of the Audit Committee's charter is available on the Company's website at www.thermofisher.com. The Committee reviews the charter annually, and also annually evaluates the performance of the Company's independent registered public accounting firm, including the senior audit engagement team, and determines whether to reengage the current accounting firm or consider other accounting firms.

As specified in the charter, management of the Company is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The Audit Committee's responsibility is to monitor and oversee these processes. The authority and responsibilities of the Audit Committee set forth in its charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditors' report.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2024, with management and the Company's independent auditors, PwC. The Committee has also reviewed and discussed with management and PwC management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's audit of the Company's internal control over financial reporting.

The Audit Committee has also discussed with PwC the matters required to be discussed pursuant to applicable requirements of the SEC and Public Company Accounting Oversight Board, including PCAOB AS 1301 (Communications with Audit Committees). The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board, as currently in effect, regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with PwC the auditors' independence. The Committee also has considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence.

The Committee has discussed with the Company's internal audit department and independent auditors the overall scope and plans for their respective audits. The Committee meets with the Company's vice president of internal audit and representatives of the independent auditors', in regular and executive sessions, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC.

Audit Committee

By: **Nelson J. Chai (Chair)**
     Ruby R. Chandy
     Jennifer M. Johnson
     Dion J. Weisler


PROPOSAL 4

Shareholder proposal

John Chevedden has notified the Company that he intends to present the following proposal at the 2025 Annual Meeting and that he owns the requisite number of Thermo Fisher Scientific Inc. shares.

Shareholders should note that this proposal is advisory in nature only and approval of this proposal would not, by itself, remove our one-year holding period as described in the proposal. To remove the one-year holding period, the Board would need to take subsequent action to amend our By-laws.

The proposal, as submitted by Mr. Chevedden, is quoted verbatim below. The Company disclaims any responsibility for the content of the proposal. The Board recommends voting AGAINST the proposal and asks shareholder to review the Board's statement in opposition, which follows the proponent's proposal.

Proposal 4 – Support for Special Shareholder Meeting Improvement



Shareholders ask our Board of Directors to remove the current shareholder rights provision that considers the voice of certain Thermo Fisher Scientific (TMO) shareholders as non-shareholders. Currently all shares not held for one continuous year are considered non-shareholders if they seek to call for a special shareholder meeting on an important matter.

The current one-year shareholder rights exclusion for all shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have useless right on the books of TMO.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire TMO shares to equal the challenging 15% share ownership requirement ($30 billion), based on all shares outstanding, to call for a special shareholder meeting to incentivize a turnaround of TMO should TMO find itself in a slump in the future.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders.

TMO stock is now in somewhat of a slump. During a run-up in stock price TMO stock was at $554 in 2021 and is at $535 in late 2024. If TMO continues to slump, TMO shareholders and potential TMO shareholders will not even consider acquiring more shares in order to call for a special meeting, if they have to wait one-year to call for a special shareholder meeting. A one-year holding period makes no sense. A slumping stock price demands an immediate response before the window of opportunity passes.

If one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting this is an incentive for TMO Directors to avoid a slump in the first place since the continue service of the least qualified TMO Directors could be terminated by a special meeting. This is a good incentive for the TMO Directors to have for the benefit of all TMO shareholders.

At minimum this proposal alerts shareholders to the severe limitation, to the point of uselessness, baked into the current TMO rules for shareholders to call for a special shareholder meeting.

Please vote yes:

Support for Special Shareholder Meeting Improvement – Proposal 4

BOARD'S STATEMENT IN OPPOSITION

The Board has carefully considered this shareholder proposal, has concluded for the reasons described below that adoption of this resolution is unnecessary and not in the best interests of the Company and its shareholders, and recommends that shareholders vote AGAINST this proposal.

The one-year holding requirement to call a special meeting of shareholders protects the Company and our broader shareholder base against abuses by short-term shareholders with narrow interests.

- The Company's By-laws permit a shareholder or a group of shareholders who have continuously owned at least 15% of the Company's shares for at least one year to call a special meeting. The Board believes that the current special meeting right, including the nominal one-year holding period and other procedural protections, strikes an appropriate balance by ensuring that shareholders have a meaningful right to call a special meeting, while also protecting the Company and its broader shareholder base against the risk that short-term oriented shareholders will use special meetings to advance their narrow interests.

- In addition, the one-year holding requirement to call a special meeting is consistent with the lowest holding period that enables a shareholder to present a proposal at a meeting of shareholders under Rule 14a-8 of the Exchange Act. In adopting the relevant holding periods under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a shareholder has some meaningful "economic stake or investment interest" in a company before the shareholder may draw on company and shareholder resources and command the time and attention of other shareholders to consider and vote on the proposal. The Board believes the SEC's reasoning is equally applicable to the nominal one-year holding requirement for calling a special meeting. Moreover, under that same SEC rule, shareholders with minimal holdings are already able to present proposals, such as this one, at annual meetings.

The one-year holding requirement to call a special meeting of shareholders protects the Company and our broader shareholder base from the financial and administrative burdens associated with conducting a special meeting of shareholders.

- The Board recognizes the importance of providing shareholders with the right to call special meetings in appropriate circumstances. Given the size of the Company and our large number of shareholders, a special shareholder meeting is a significant undertaking that requires a substantial commitment of time and financial resources of the Company. Among other costs, the Company is required to prepare, print, and distribute legal disclosure documents to shareholders, solicit proxies, and tabulate votes for each special shareholder meeting called.

- In addition to the financial burden, special meetings require substantial time, effort and attention from the Board and management. Special meetings require the Board and management to divert their time and focus away from management of the Company to prepare for, and conduct, the special meeting, detracting from their primary focus of operating our businesses and maximizing long-term shareholder value. If the nominal one-year holding requirement is eliminated, as requested by this shareholder, the Company could be subject to regular disruptions by special-interest shareholder groups with agendas that are not in the best interests of the Company or its shareholders. Such diversions could potentially operate against the best interests of our shareholders overall, in order to serve the narrow interests of certain short-term shareholders.

We are committed to sound corporate governance practices and active shareholder engagement.

The removal of a one-year holding requirement is unnecessary, as we are committed to strong and effective corporate governance practices and active shareholder engagement which ensure accountability and responsiveness to shareholders. The Board has consistently demonstrated its commitment to sound principles of corporate governance, working to ensure that its practices provide Thermo Fisher shareholders with a meaningful voice. Shareholders are enabled to communicate with directors and to promote the consideration of shareholder views. In addition to the right to call special meetings, the Company has adopted numerous other corporate governance measures to foster shareholder participation and Board accountability. Some of these measures are:

- The right of shareholders to nominate directors and have such nominees included in the Company's proxy materials—commonly referred to as "proxy access";

- The opportunity to cast a vote with respect to all of our directors annually—our Board is de-classified and directors serve one-year terms;

- A majority voting standard for the election of directors;

- The right of shareholders to submit proposals for inclusion in the Company's proxy materials, subject to the procedures described in the Company By-laws;

- An annual advisory vote on "say-on-pay" that allows shareholders to express their views on executive compensation;

- No supermajority voting provisions in Company By-laws; and

- Mechanisms for shareholders to communicate directly with the Board, the Chair, any committee of the Board, or the Lead Independent Director (previously described under "Contacting the Board").

Information about stock ownership

Security ownership of certain beneficial owners and management

The following table sets forth, as of March 1, 2025, the beneficial ownership of common stock by (a) each director and nominee for director, (b) each NEO, (c) all current directors and executive officers as a group, and (d) persons known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership				Percent of Shares Beneficially Owned
	Shares Owned Directly or Indirectly	Common Stock Subject to Options Exercisable on or Prior to April 29, 2025	Restricted Stock Units which vest on or prior to April 29, 2025	Total	
Vanguard Group Inc.	32,977,462	—	—	32,977,462[2]	8.74%
BlackRock, Inc.	28,329,861	—	—	28,329,861[3]	7.51%
Marc N. Casper	109,540	301,338	4,418	415,296[4][5]	*
Nelson J. Chai	13,913	0	0	13,913	*
Ruby R. Chandy	2,060	0	0	2,060	*
C. Martin Harris	8,129	0	0	8,129	*
Tyler Jacks	8,059	0	0	8,059	*
Jennifer M. Johnson	335	0	0	335[6]	*
R. Alexandra Keith	2,143	0	0	2,143[7]	*
Michel Lagarde	13,706	225,277	0	238,983	*
Frederick M. Lowery	8,308	69,682	0	77,990[8]	*
Karen S. Lynch	76	0	0	76[9]	*
James C. Mullen	2,489	0	0	2,489	*
Gianluca Pettiti	13,792	67,105	0	80,897	*
Debora L. Spar	1,207	0	0	1,207	*
Scott M. Sperling	89,614	0	0	89,614[10]	*
Dion J. Weisler	6,504	0	0	6,504[11]	*
Stephen Williamson	36,947	74,076	1,352	112,375[4]	*
All current directors and executive officers as a group (20 individuals)	356,174	877,383	7,610	1,241,167	*

*   Less than one percent.

(1)   The address of each of the Company's executive officers and directors is c/o Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, MA 02451. Except as reflected in the footnotes to this table, shares of common stock beneficially owned by executive officers and directors consist of shares owned by the indicated person, and all share ownership includes sole voting and investment power.

(2)   This information was obtained from Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2024, by The Vanguard Group ("Vanguard"), 100 Vanguard Blvd., Malvern, PA 19355, which reported such ownership as of December 29, 2023. The percentage of shares beneficially owned was calculated using the number of shares of common stock outstanding as of March 1, 2025. Vanguard reports sole voting power with respect to 0 shares, shared voting power with respect to 502,965 shares, sole dispositive power with respect to 31,326,761 shares, and shared dispositive power with respect to 1,650,701 shares.

(3)   This information was obtained from Schedule 13G filed with the Securities and Exchange Commission on February 8, 2024, by BlackRock, Inc. ("BlackRock"), 50 Hudson Yards, New York, NY 10001, which reported such ownership as of December 31, 2023. The percentage of shares beneficially owned was calculated using the number of shares of common stock outstanding as of March 1, 2025. BlackRock has sole voting power with respect to 25,498,677 shares, shared voting and dispositive power with respect to 0 shares and sole dispositive power with respect to 28,329,861 shares.

(4)   Includes shares of common stock underlying stock options that are immediately exercisable, and/or restricted stock units that will vest immediately, if the individual retires.

(5)   Includes 14,608 shares held by Floral Park Associates Inc. Excludes 5,000 shares held by Mr. Casper in an irrevocable trust for the benefit of his children, and 11,300 shares held by Mr. Casper's spouse in a trust for the benefit of her children, in each case, for which Mr. Casper does not have voting or dispositive power.

(6)   Includes 335 stock-based units accrued under the Directors Deferred Compensation Plan that are payable in common stock at the time of distribution (See "Deferred compensation plan for directors" on page 27). These units may not be voted or transferred until they become shares of common stock.

(7)   Includes 944 stock-based units accrued under the Directors Deferred Compensation Plan that are payable in common stock at the time of distribution (See "Deferred compensation plan for directors" on page 27). These units may not be voted or transferred until they become shares of common stock.

(8)   Includes 1,148 shares held by Mr. Lowery's 401(k) account and 5 shares held by Mr. Lowery's Limited Liability Company.

(9)   Includes 76 shares held by Ms. Lynch in a revocable trust for her benefit.

(10)   Includes 17,152 stock-based units accrued under the Directors Deferred Compensation Plan that are payable in common stock at the time of distribution (See "Deferred compensation plan for directors" on page 27). These units may not be voted or transferred until they become shares of common stock.

(11)   Includes 2,326 stock-based units accrued under the Directors Deferred Compensation Plan that are payable in common stock at the time of distribution (See "Deferred compensation plan for directors" on page 27). These units may not be voted or transferred until they become shares of common stock.

Equity compensation plan information

The following table provides information as of December 31, 2024, with respect to the common stock that may be issued under the Company's existing equity compensation plans.

Plan Category	(a) Number of shares to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted average exercise price	(c) Number of shares available for future issuance
Equity Compensation Plans Approved By Security Holders	4,927,331	$477.41	26,648,701[2]
Equity Compensation Plans Not Approved By Security Holders	204,671	$213.62	5,432,737[3]
Total	**5,132,002**	**$465.80**	**32,081,438**

(1) Column (a) includes:

	Shares to be issued upon exercise or settlement	Weighted average exercise price
Equity compensation plans approved by security holders		
Thermo Fisher Scientific Inc. Amended and Restated 2013 Stock Incentive Plan (the "2013 Plan")		
Options	4,303,087	$ 477.41
Time-based restricted stock units	603,486	Not applicable
Performance-based restricted stock units*	—	Not applicable
Common stock-based units accrued under the Directors Deferred Compensation Plan	20,758	Not applicable
Equity compensation plans not approved by security holders		
Patheon N.V. 2016 Omnibus Incentive Plan, as amended (the "Patheon Plan")		
Options	144,683	$ 109.36
PPD, Inc. 2020 Omnibus Incentive Plan (the "PPD Plan")		
Options	53,545	$ 495.36
Time-based restricted stock units	6,443	Not applicable

* Includes (i) performance-based restricted stock units granted in 2022 and 2023, in each case, excluding the impact of adjustment based on relative TSR performance and (ii) performance-based restricted stock units granted in 2024 assuming achievement at target, excluding the impact of adjustment based on relative TSR performance.

(2) Includes (i) 14,805,930 shares that are available under the 2013 Plan, including 6,960,271 securities available for future issuance as awards other than options, common stock-based units accrued under the Directors Deferred Compensation Plan, or stock appreciation rights (e.g., full value shares of restricted stock or restricted stock units) and (ii) 11,842,771 shares that are available under the Thermo Fisher Scientific Inc. 2023 Global Employee Stock Purchase Plan (the "ESPP").

(3) Includes (i) 2,840,941 shares that remain available for grants to eligible participants under the Patheon Plan and (ii) 2,591,796 shares that remain available for grants to eligible participants under the PPD Plan. Each of the Patheon Plan and the PPD Plan (together, the "Assumed Plans") was originally adopted to help align the long-term financial interests of select participants with those of the respective company's shareholders. In connection with the acquisition of Patheon on August 29, 2017, the Company assumed the Patheon Plan, including awards outstanding at the time of acquisition. In connection with the acquisition of PPD, Inc. on December 8, 2021, the Company assumed the PPD Plan, including awards outstanding at the time of acquisition. Since assuming the Assumed Plans on August 29, 2017, with respect to the Patheon Plan, and December 8, 2021, with respect to the PPD Plan, the Company has not made any new grants of awards under the respective plan, and no new grants of awards will be made in the future under these plans.

Voting and meeting information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Company on behalf of the Board for use at the 2025 Annual Meeting to be held on Wednesday, May 21, 2025 at 8:30 a.m. (ET) in a virtual meeting format only, via the Internet, at www.virtualshareholdermeeting.com/TMO2025, and any adjournments thereof. This Proxy Statement and proxy card, or voting instruction form, as applicable, were first made available to shareholders of the Company on or about April 8, 2025.

Virtual annual meeting

How do I attend the annual meeting?

- We will host the 2025 Annual Meeting live online via webcast
- You will need the control number included on your proxy card or voting instruction form in order to be able to vote or ask questions during the meeting. Instructions on how to attend and participate online are posted at www.virtualshareholdermeeting.com/TMO2025
- Online check-in will begin at 8:15 a.m. (ET) on May 21, 2025, and you should allow ample time for the online check-in proceedings
- We will have technicians standing by and ready to assist you with any technical difficulties you may have accessing the virtual meeting starting at 8:15 a.m. (ET), on May 21, 2025. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page

Why is the annual meeting a virtual, online meeting?

To facilitate broad shareholder attendance and provide a consistent experience to all shareholders, regardless of location, our 2025 Annual Meeting will be a virtual meeting where shareholders will participate by accessing a website using the Internet. There will not be a physical meeting location. We learned during our virtual annual meetings that this format facilitates shareholder attendance and participation. We have designed the virtual annual meeting to provide the same rights and opportunities to participate as shareholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform.

How do I submit a question at the annual meeting?

If you wish to submit a question on the day of the meeting, beginning at 8:15 a.m. (ET) on May 21, 2025, you may log into, and ask a question on, the virtual meeting platform at www.virtualshareholdermeeting.com/TMO2025. All questions received from shareholders during the virtual annual meeting will be posted on the Company's investor relations website at ir.thermofisher.com as soon as practicable following the annual meeting.

Voting information

Who is entitled to vote?

Shareholders of record at the close of business on March 24, 2025 are eligible to vote at the meeting. At the close of business on March 24, 2025, the outstanding voting securities of the Company consisted of 377,492,288 shares of common stock. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

What is a quorum and a broker non-vote?

The presence at the meeting, in person or by proxy, of a majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum for the transaction of business at the meeting. Votes of shareholders of record present at the meeting in person or by proxy, abstentions, and "broker non-votes" (as defined below) are counted as present or represented at the meeting for the purpose of determining whether a quorum exists. A "broker non-vote" occurs when a broker or representative does not vote on a particular matter because it either does not have discretionary voting authority on that matter or it does not exercise its discretionary voting authority on that matter. Shares present virtually during the meeting will be considered shares of common stock represented in person at the meeting.

How can I vote before the meeting?

We encourage shareholders to submit their votes in advance of the meeting. To submit your votes by telephone or the Internet, as applicable, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can simply complete and return the proxy card or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to virtually attend the meeting and vote your shares online while virtually attending the meeting.

How can I vote at the meeting?

Shareholders who hold shares directly with the Company may virtually attend the meeting and vote their shares online while attending the meeting, or may execute a proxy designating a representative to virtually attend the meeting and vote on their behalf. You will need your control number included on your proxy card in order to be able to vote during the meeting. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may virtually attend the meeting and vote your shares online while attending the meeting with your control number included on your voting instruction form. Instructions on how to attend and participate online are posted at www.virtualshareholdermeeting.com/TMO2025.

What if I want to change my vote?

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting your shares online while virtually attending the meeting, by delivering a new proxy or by notifying the Corporate Secretary in writing prior to the meeting. If your shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy.

What are the voting standards and Board recommendations?

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors	**For all nominees**	Majority of votes cast	Not counted as votes cast and therefore no effect
Say-on-Pay	**For**		
Auditor ratification	**For**		
Shareholder proposal	**Against**	Majority of shares outstanding	

We have a majority voting standard for director elections. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes. All other matters are approved if supported by a majority of votes cast.

How will proxies be voted?

Proxies will be voted as you specify or, if you don't specify, as recommended by the Board. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

What happens if other matters are properly presented at the meeting. If any matter not described in this Proxy Statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

What happens if a director nominee is unable to serve. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Is my vote confidential?

Individual votes of shareholders are kept private, except as necessary to meet legal requirements or unless a shareholder makes a written comment on the proxy card, voting instruction card, or otherwise communicates his or her vote to management. Only the independent inspector and certain employees of the Company and its agents have access to proxies and other individual shareholder voting records, and they must comply with this confidentiality policy.

What if I am a beneficial owner?

If your shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the Company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify the selection of PwC as the Company's independent auditors for 2025. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the 2025 Annual Meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares online while virtually attending the meeting, you will need your control number included on your voting instruction form. Instructions on how to attend and participate online are posted at www.virtualshareholdermeeting.com/TMO2025.

What if I am a participant in the Thermo Fisher Scientific 401(k) retirement plan?

If you hold your shares through the Thermo Fisher Scientific 401(k) Retirement Plan (the "401(k) Plan"), your proxy represents the number of shares in your 401(k) Plan account as of the record date. For those shares in your 401(k) Plan account, your proxy will serve as voting instructions for the trustee of the 401(k) Plan. You may submit your voting instructions by telephone or online, unless you received the hard copies, which can be returned by signing and dating the proxy card to the Company's tabulation agent in the enclosed, self-addressed envelope for its receipt by 11:59 p.m. ET on Friday, May 16, 2025, or by telephone or over the Internet by 11:59 p.m. ET on Sunday, May 18, 2025, in accordance with the instructions provided on the proxy card.

You may revoke your instructions by executing and returning a later dated proxy card to the Company's tabulation agent for its receipt by 11:59 p.m. ET on May 16, 2025, or by entering new instructions by telephone or over the Internet by 11:59 p.m. ET on May 18, 2025.

May I see a list of shareholders entitled to vote as of the record date?

A list of registered shareholders as of the close of business on the record date will be available for examination by the shareholders during the ten days prior to the meeting during ordinary business hours at our principal place of business at 168 Third Avenue, Waltham, Massachusetts 02451.

Proxy solicitation and distribution

How are proxies solicited?

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Sodali & Co. has been retained to assist in soliciting proxies for a fee of $10,000 plus distribution costs and other expenses.

How can I view or request copies of proxy materials?

In accordance with SEC rules, we distribute proxy materials to some of our shareholders over the internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. The notice provides instructions as to how shareholders can access the Proxy Statement and 2024 Annual Report online, contains a listing of matters to be considered at the 2025 Annual Meeting, and sets forth instructions as to how shares can be voted.

How shareholders benefit from e-proxy. This "e-proxy" process expedites our shareholders' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

How to obtain a printed copy of our proxy materials. If you received a notice and would like us to send you a printed copy of our proxy materials, please contact us at the following address or telephone number: Investor Relations Department, Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, Massachusetts 02451, telephone: 781-622-1111.

How will documents be delivered to beneficial owners who share an address?

If you are the beneficial owner, but not the record holder, of shares of Thermo Fisher stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this Proxy Statement and our 2024 Annual Report for all shareholders at your address (unless one of them has already asked the nominee for separate copies).

To receive separate copies. To request an individual copy of this Proxy Statement and our 2024 Annual Report, or the materials for future meetings, you should contact your bank, broker, or other nominee record holder, or you may contact the Company at Investor Relations Department, Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, Massachusetts 02451, telephone: 781-622-1111. We will promptly deliver them to you.

To stop receiving separate copies. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

Submitting 2026 proposals

	Proposals for inclusion in 2026 Proxy Statement	Director nominees for inclusion in 2026 Proxy Statement (proxy access)	Universal proxy rules	Other proposals to be presented at 2026 Annual Meeting
Type of proposal	SEC rules permit shareholders to submit proposals (other than with respect to director nominations) in our Proxy Statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder, or a group of up to 20 shareholders, continuously owning for 3 years at least 3% of our outstanding common stock, may nominate and include in our proxy materials qualifying director nominees up to the greater of 2 nominees or 20% of the number of directors currently serving, if the shareholder(s) and nominee(s) satisfy the By-law requirements	SEC rules permit shareholders to solicit proxies in support of director nominees other than our nominees by satisfying the requirements specified in SEC Rule 14a-19 and our By-laws	Proposals not otherwise covered in this table, such as proposals that will be presented at the 2026 Annual Meeting but not included in our 2026 Proxy Statement
When proposal must be received by Thermo Fisher	No later than 5:00 p.m. (ET) on December 9, 2025	No earlier than December 22, 2025, and no later than January 21, 2026	No earlier than January 23, 2026, and no later than February 7, 2026	No earlier than January 23, 2026, and no later than February 7, 2026
Where to send	By email: shareholderproposals@thermofisher.com By mail: Thermo Fisher Scientific Inc., Attn: Corporate Secretary, 168 Third Avenue, Waltham MA 02451			
What to include	The information required by SEC Rule 14a-8	The information required by our By-laws	The information required by SEC Rule 14a-19 and our By-laws	The information required by our By-laws

Appendix A

Reconciliation of GAAP to non-GAAP financial measures

In this Proxy Statement, the Company presents certain financial measures that are not prepared in accordance with generally accepted accounting principles. The definitions of these non-GAAP measures, and reconciliations to the most directly comparable historical GAAP measures, are below. See note (g). Certain amounts and percentages reported herein are presented and calculated based on underlying unrounded amounts. As a result, the sum of components may not equal corresponding totals due to rounding.

(Dollars in millions except per share amounts)	2024	2014
Organic revenue growth		
Revenue growth	0%	
Impact of acquisitions	0%	
Impact of currency translation	0%	
Organic revenue growth *(non-GAAP measure)*	0%	
Reconciliation of adjusted net income		
GAAP net income attributable to Thermo Fisher Scientific Inc.	$6,335	
Cost of revenues adjustments[a]	47	
Selling, general and administrative expenses adjustments[b]	(8)	
Restructuring and other costs[c]	379	
Amortization of acquisition-related intangible assets	1,952	
Other income/expense adjustments[d]	(19)	
Provision for income taxes adjustments[e]	(329)	
Equity in earnings/losses of unconsolidated entities	42	
Noncontrolling interests adjustments[f]	(19)	
Adjusted net income *(non-GAAP measure)*	$8,380	
Reconciliation of adjusted earnings per share		
GAAP diluted earnings per share (EPS) attributable to Thermo Fisher Scientific Inc.	$16.53	$ 4.71
Cost of revenues adjustments[a]	0.12	0.82
Selling, general and administrative expenses adjustments[b]	(0.02)	0.33
Restructuring and other costs/(income)[c]	0.99	(1.49)
Amortization of acquisition-related intangible assets	5.09	3.31
Other income/expense adjustments[d]	(0.05)	(0.01)
Provision for income taxes adjustments[e]	(0.86)	(0.71)
Equity in earnings/losses of unconsolidated entities	0.11	(0.01)
Noncontrolling interests adjustments[f]	(0.05)	—
Adjusted EPS *(non-GAAP measure)*	$21.86	$ 6.95
Reconciliation of free cash flow		
GAAP net cash provided by operating activities	$8,667	$2,729
Net cash used in discontinued operations	—	4
Purchases of property, plant and equipment	1,400	(427)
Proceeds from sale of property, plant and equipment	57	49
Free cash flow *(non-GAAP measure)*	$7,324	$2,355

(a) Adjusted results exclude accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and charges for the sale of inventory revalued at the date of acquisition. Adjusted results in 2024 also exclude $13 million of charges for inventory write-downs associated with large-scale abandonment of product lines. Adjusted results in 2014 also exclude $21 million of charges to conform the accounting policies of recently acquired businesses to the company's accounting policies.

(b) Adjusted results exclude certain third-party expenses, principally transaction/integration costs related to recent acquisitions, charges/credits for changes in estimates of contingent acquisition consideration, and charges associated with product liability litigation. Adjusted results in 2024 also exclude $7 million of accelerated depreciation on fixed assets to be abandoned due to facility consolidations. Adjusted results in 2014 also exclude $16 million of charges to conform the accounting policies of recently acquired businesses to the company's accounting policies.

(c) Adjusted results exclude restructuring and other costs consisting principally of severance, impairments of long-lived assets, charges for environmental-related matters, net charges for pre-acquisition litigation and other matters, net gains/losses on the sale of real estate, and abandoned facility and other expenses of headcount reductions and real estate consolidations. Adjusted results in 2014 also exclude gains $895 million on the sale of businesses, principally the sera and media, gene modulation and magnetic beads businesses and the Cole-Parmer business, charges of $92 million for compensation contractually due to employees of acquired businesses, and $29 million of charges for pension settlements.

(d) Adjusted results exclude net gains/losses on investments.

(e) Adjusted results exclude incremental tax impacts for the reconciling items between GAAP and adjusted net income, incremental tax impacts as a result of tax rate/law changes and the tax impacts from audit settlements.

(f) Adjusted results exclude the incremental impacts for the reconciling items between GAAP and adjusted net income attributable to noncontrolling interests.

(g) In addition to the financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures such as organic revenue, which is reported revenue, excluding the impacts of revenues from acquired/divested businesses and the effects of currency translation, and organic revenue growth, which is reported revenue growth, excluding the impacts of revenues from acquired businesses and the effects of currency translation. We use and report these measures because Thermo Fisher management believes that in order to understand the company's short-term and long-term financial trends, investors may wish to consider the impact of acquisitions, divestitures and/or foreign currency translation on revenues. Thermo Fisher management uses these measures to forecast and evaluate the operational performance of the company as well as to compare revenues of current periods to prior periods.

We use adjusted net income and adjusted EPS. We believe that the use of these non-GAAP financial measures, in addition to GAAP financial measures, helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's core operating performance, especially when comparing such results to previous periods, forecasts, and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes. To calculate these measures we exclude, as applicable:

- Certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition, significant transaction/acquisition-related costs, including changes in estimates of contingent acquisition-related consideration, and other costs associated with obtaining short-term financing commitments for pending/recent acquisitions. We exclude these costs because we do not believe they are indicative of our normal operating costs.

- Costs/income associated with restructuring activities and large-scale abandonments of product lines, such as reducing overhead and consolidating facilities. We exclude these costs because we believe that the costs related to restructuring activities and large-scale abandonments of product lines are not indicative of our normal operating costs.

- Discontinued operations; equity in earnings/losses of unconsolidated entities; impairments of long-lived assets; and certain other gains and losses that are either isolated or cannot be expected to occur again with any predictability, including gains/losses on investments, the sale of businesses, product lines, and real estate, significant litigation-related matters, curtailments/settlements of pension plans, and the early retirement of debt. We exclude these items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods.

- The expense associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of up to 20 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

- The noncontrolling interest and tax impacts of the above items and the impact of significant tax audits or events (such as changes in deferred taxes from enacted tax rate/law changes), the latter of which we exclude because they are outside of our normal operations and difficult to forecast accurately for future periods.

Specifically, adjusted net income is earnings before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition-related activities; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; amortization of acquisition-related intangible assets; other gains and losses that are either isolated or cannot be expected to occur again with any predictability; tax provisions/benefits related to the previous items and the impact of significant tax audits or events; and equity in earnings/losses of unconsolidated entities. Adjusted EPS is adjusted net income per diluted share.

We use free cash flow, which is operating cash flow from continuing operations excluding net capital expenditures, to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities. The company also uses this measure as an indication of the strength of the company. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt service that are not deducted from the measure.

The non-GAAP financial measures of Thermo Fisher Scientific's results of operations and cash flows included above are not meant to be considered superior to or a substitute for Thermo Fisher Scientific's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the tables above.



4i Values

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demonstrate the highest ethical standards

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Be determined to deliver results with speed,
excellence and a passion to succeed

Innovation

Create value by transforming knowledge and
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for our customers

Involvement

Make connections to work as one global team,
embracing unique perspectives and treating
others with dignity and respect





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Thermo Fisher Scientific Inc.
168 Third Avenue, Waltham, MA 02451 USA
thermofisher.com

Thermo Fisher
SCIENTIFIC